As filed with the Securities and Exchange Commission on March 4, 2011

Registration No. 333-171817

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RPX Corporation

(Exact name of registrant as specified in its charter)

Delaware	6794	26-2990113
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

One Market Plaza

Suite 700

San Francisco, CA 94105

(866) 779-7641

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John A. Amster

Chief Executive Officer

RPX Corporation

One Market Plaza

Suite 700

San Francisco, CA 94105

(866) 779-7641

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert V. Gunderson, Jr., Esq. Bennett L. Yee, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, CA 94063 (650) 321-2400	Martin E. Roberts, Esq. RPX Corporation One Market Plaza Suite 700 San Francisco, CA 94105 (866) 779-7641	Douglas D. Smith, Esq. Stewart L. McDowell, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105 (415) 393-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated

            Shares

Common Stock

This is an initial public offering of shares of common stock of RPX Corporation.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . Application has been made for listing on The Nasdaq Global Market under the symbol “RPXC.”

See “Risk Factors” on page 9 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to RPX	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from RPX at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2011.

Goldman, Sachs & Co.	Barclays Capital
Allen & Company LLC
Baird	Cowen and Company

Prospectus dated                     , 2011.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscriptions.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information attributed to these third-party sources and cannot guarantee its accuracy and completeness. Similarly, our estimates have not been verified by any independent source.

RPX® and Rational Patent® are our registered trademarks. Any other trademarks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, especially the risks set forth under the heading “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. References in this prospectus to “RPX,” “our company,” “we,” “us” and “our” refer to RPX Corporation and its consolidated subsidiaries during the periods presented unless the context requires otherwise.

RPX Corporation

Overview

RPX helps companies reduce patent-related risk and expense. We provide a subscription-based patent risk management solution that facilitates more efficient exchanges of value between owners and users of patents compared to transactions driven by actual or threatened litigation. As of December 31, 2010, we had a client network of 72 members.

The core of our solution is defensive patent aggregation, in which we acquire patents or licenses to patents, which we refer to collectively as “patent assets,” that are being or may be asserted against our current and prospective clients. We then license these patent assets to our clients to protect them from potential patent infringement assertions. We also provide our clients access to our proprietary patent market intelligence and data. As of December 31, 2010, we had deployed over $250 million to acquire patent assets.

Our business model aligns our interests with those of our clients. We have not asserted and will not assert our patents, which enables us to develop strong and trusted relationships with our clients. Our clients include companies that design, make or sell technology-based products and services as well as companies that use technology in their businesses. We refer to these companies as “operating companies.” Our client network consists of companies of all sizes, including some of the world’s most prominent companies, such as Cisco Systems, Inc., Google Inc., Nokia Corporation, Panasonic Corporation, Samsung Electronics Co., Ltd., SAP AG, Sharp Corporation, Sony Corporation and Verizon Communications Inc.

Since our inception in July 2008, our revenue has grown rapidly, from $0.8 million in 2008 to $32.8 million in 2009 and $94.9 million in 2010. We attained profitability in 2009, our first full fiscal year of operations. Our net income increased from a net loss of $5.2 million in 2008 to net income of $1.9 million in 2009 and $13.9 million in 2010.

The Market

We refer to the market in which participants exchange value related to patents as the “patent market.” Today, patent litigation is a significant part of the patent market and is a multi-billion dollar industry. Based on our own analysis and data from independent third parties, we estimate that there were patent claims filed against more than 40,000 defendants, including companies that were sued more than one time, in the United States from 2005 through 2010. The costs to defend and resolve a patent litigation claim can vary widely. The costs can range from modest, such as $50,000 for nuisance suits, to substantial, such as tens of millions of dollars or more in the most complex cases. Based on these metrics, we estimate that litigation-related expenses in the patent market totaled tens of billions of dollars in the United States from 2005 to 2010.

Patent litigation risk plagues operating companies of all sizes and has the potential to significantly disrupt business activities and distract from normal business operations. Both large and small companies can be affected by major verdicts or high settlement costs. Smaller companies may also find that the expense associated with defending against a patent assertion can have a significant adverse financial impact. We believe the extensive use of litigation and the threat of litigation prevents efficient transactions between the principal participants in the market: patent owners and operating companies.

Several developments have led to an attractive environment for patent assertions. These developments include (i) the searchability of the entire United States patent database on the Internet, (ii) the ability to use the Internet to quickly identify products and services that potentially relate to patents, (iii) a proliferation and overlap of technology patents, (iv) the use of multiple technology components in a single product or service, (v) an increase in the number of businesses that make, use or sell products or services that utilize technology and (vi) the creation of a specialized appellate court for patent cases, providing for a more uniform application of patent law.

These developments have caused significant capital to flow to entities specifically formed to acquire and monetize patent assets. Entities that do not create or sell products or services and exist to monetize patents through licensing and litigation are often referred to as non-practicing entities, or NPEs. NPEs have become a major factor in the patent market and an important source of liquidity for patent owners.

We believe the annual costs incurred by operating companies to defend and resolve patent infringement cases initiated by NPEs are currently in the billions of dollars. Based on our internal analysis, we believe there were over 600 patent infringement cases filed by NPEs in 2010 against more than 4,000 defendants, which comprised over 2,000 unique companies, some of which were sued more than once. Most cases are resolved prior to trial but still result in significant defense and settlement costs. For cases that reached summary judgment or trial, a study of over 1,500 final decisions found that damages awarded to NPEs had a median value of $12.9 million during 2002-2009.

NPE activity has heightened the need for operating companies to manage patent risk and expenses proactively. Currently, we believe operating companies have limited options to mitigate patent risk and expenses. The most common approaches include (i) acquiring licenses to relevant patents directly from patent owners, (ii) developing an internal patent-buying program or (iii) organizing a patent acquisition consortium. We believe that the approaches generally employed by operating companies are expensive, time consuming and difficult to implement effectively. As a result, we believe a significant market opportunity exists for a patent risk management solution that enables operating companies to effectively reduce their patent risks and expenses.

Our Solution

We have pioneered an approach to help operating companies mitigate and manage patent risk by serving as an intermediary through which they can participate more efficiently in the patent market. Operating companies that join our client network pay an annual subscription fee and gain access to the following benefits:

•

Reduced Risk of Patent Litigation – Clients reduce their exposure to patent litigation because we continuously assess patent assets available for sale and acquire many that are being or may be asserted against our clients or potential clients. Our clients have no litigation risk related to the patent assets that we own.

•

Cost-Effective Licenses – Our annual subscription fee is based on a client’s historical financial results and is subject to a cap. Accordingly, our subscription fee is predictable for our clients. We believe our approach to pricing is different from the pricing strategies of traditional patent licensing businesses, which generally negotiate license fees based on the perceived relevance of their various patent portfolios to each licensee. Our approach to pricing also provides clients with non-exclusive license rights to our large and growing portfolio of patent assets at a cost that we believe is lower than they would have paid if these patent assets were owned by other entities.

•

Reduced Patent Risk Management Costs – Clients can reduce their ongoing patent risk management costs by supplementing their internal resources with our database of information and extensive transaction experience relating to the patent market. We actively monitor the patent market to understand the availability of patent assets for sale or license, the identity of the owners and licensors of these assets, the terms by which they may be available and the technologies to which these assets apply. We also track relevant litigation activity and identify key participants and trends in the patent market. As part of their subscription, our clients have access to this information through our proprietary web portal and through discussions with our client relations team.

We believe our business has significant competitive strengths as compared to the offerings of other patent risk management alternatives in the market today. These strengths include:

•

Alignment of Interests With Our Clients – Our business model aligns our interests with those of our clients. We have not asserted and will not assert our patents. We generate revenue from subscription fees that are based on our published fee schedule rather than the value of the patent assets we acquire or the potential costs associated with defending against assertions related to our patent assets. As a result, we have relationships with our clients that are based on trust, enabling them to communicate with us without concern that the information shared will be used against them.

•

Network Effect – As we add new clients, we generate new subscription fees that can be used to fund additional acquisitions of patent assets. These acquisitions enable us to further add new clients and deliver greater value to our existing clients.

•

More Transparent Valuation Discussions – Most participants in the patent market either assert patents or face patent assertions. Because we do not assert patents and are not likely to have patents asserted against us, we are able to have more open and transparent discussions about the value of patent assets than other market participants whose discussions are directly affected by litigation or the threat of litigation.

•

Patent Market Expertise – Since our inception, we have been refining our processes for identifying potentially valuable patent assets, analyzing and evaluating those assets and executing transactions to acquire rights to those assets. We have developed an extensive set of skills, relationships, historical transaction data and methodologies for valuing patent assets.

Our Strategy

Our mission is to transform the patent market by establishing RPX as the essential intermediary between patent owners and operating companies. Our strategy is to take advantage of the network effect of our business model by pursuing the following:

•

Growing Our Client Network – We intend to grow our client network by continuing to develop relationships with companies that have experienced NPE-initiated patent litigation and by continuing to demonstrate the value of our patent risk management solution.

•

Acquiring Additional Relevant Patent Assets – We intend to continue to acquire patent assets that are being or may be asserted against current and prospective clients and to increase our role and expertise in the patent market. We believe our disciplined approach to valuing and acquiring patent assets will allow us to continue to deploy our capital in an efficient and effective manner to maximize the patent risk management benefits to our clients.

•

Enhancing Client Relations – We intend to continue to expand our client relations team to ensure we deliver the highest levels of service and support to our clients, which we expect will drive client satisfaction and assist in our efforts to retain clients as their subscription agreements come up for renewal. In addition, we intend to enhance our proprietary web portal to provide our clients with the most current intelligence and data on patent acquisition opportunities, relevant litigation activity and key participants and trends in the patent market.

•

Providing Additional Solutions – We believe we can generate additional sources of revenue by offering complementary solutions that further mitigate patent risks and expenses for operating companies. We intend to develop new solutions that will increase the value we provide for our current and prospective clients. For example, we intend to facilitate joint defense agreements and cross-licensing arrangements among our clients.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. We have a limited operating history, which makes it difficult to evaluate our current business and predict our future operating results. We expect a number of factors to cause our operating results to fluctuate on a quarterly basis, which may make it difficult to predict our future performance. These factors include potential increases in the prices we need to pay for patent assets, increases in our operating expenses, decisions by clients not to renew their memberships, our unpredictable membership sales cycle and changes in the accounting treatment related to our patent assets or subscription agreements. In addition, we generate substantially all of our revenue from subscription fees from our clients, and if our efforts to attract new clients and retain existing clients are not successful, our operating results could be adversely affected.

Corporate Information

We were incorporated in Delaware in July 2008. Our principal executive offices are located at One Market Plaza, Suite 700, San Francisco, California 94105. Our telephone number is (866) 779-7641. Our website address is www.rpxcorp.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by RPX Corporation	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares offered by RPX Corporation	shares

Use of Proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See “Use of Proceeds.”

Dividend Policy	We do not currently intend to declare dividends on shares of our common stock. See “Dividend Policy.”

Risk Factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“RPXC”

The number of shares of common stock to be outstanding after this offering is based on 37,173,723 shares outstanding as of December 31, 2010, and excludes:

•	6,455,646 shares issuable upon the exercise of stock options outstanding as of December 31, 2010 with a weighted average exercise price of $2.83 per share;

•	1,502,116 shares issuable upon the exercise of stock options granted after December 31, 2010 with a weighted average exercise price of $9.85 per share;

•	10,000 shares issued as a stock award under our 2008 Stock Plan after December 31, 2010; and

•

1,500,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, subject to automatic annual adjustment in accordance with the terms of the plan, as well as shares originally reserved for issuance under our 2008 Stock Plan, but which may become available for awards under our 2011 Equity Incentive Plan as described below.

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 26,229,722 shares of our common stock effective upon the completion of this offering;

•	the filing of our amended and restated certificate of incorporation in Delaware to be effective upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase from us up to an additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated historical financial and operating data for the periods indicated. We have derived the summary consolidated statement of operations data for the period ended December 31, 2008 and the years ended December 31, 2009 and 2010 and the summary consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated balance sheet data as of December 31, 2008 from our audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Period from Inception to December 31, 2008	Year Ended December 31,
		2009	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Revenue	$792	$32,822	$94,874
Cost of revenue	2,551	17,710	43,602
Selling, general and administrative expenses	2,595	10,250	23,917
Loss on sale of patent assets, net	—	—	536

Operating income (loss)	(4,354)	4,862	26,819
Interest expense, net	(796)	(4,369)	(2,776)
Other income (expense), net	—	(72)	12

Income (loss) before provision for (benefit from) income taxes	(5,150)	421	24,055
Provision for (benefit from) income taxes	—	(1,513)	10,184

Net income (loss)	$(5,150)	$1,934	$13,871

Less: allocation of net income to participating stockholders	—	1,934	12,479

Net income (loss) available to common stockholders-basic	$(5,150)	$—	$1,392
Undistributed earnings re-allocated to common stockholders	—	—	279

Net income (loss) available to common stockholders-diluted	$(5,150)	$—	$1,671

Net income (loss) per common share-basic	$(8.94)	$—	$0.24

Net income (loss) per common share-diluted	$(8.94)	$—	$0.23

Weighted-average shares used in computing net income (loss) per common share-basic	576	2,148	5,747

Weighted-average shares used in computing net income (loss) per common share-diluted	576	2,169	7,164

Pro forma net income per share-basic (1)		$0.06	$0.37

Pro forma net income per share-diluted (1)		$0.06	$0.36

Pro forma weighted-average common shares outstanding-basic		30,675	37,086

Pro forma weighted-average common shares outstanding-diluted		30,696	38,503

(1)	See Note 3 to our consolidated financial statements for an explanation of the method used to calculate pro forma basic and diluted net income per share of common stock.

	As of or for Period from Inception (July 15, 2008) to December 31, 2008	As of or for Year Ended December 31,
		2009	2010
	(in thousands, except number of clients)
Other Financial Data
Subscription revenue	$792	$32,822	$94,102
Deferred revenue	16,895	24,691	82,440
Non-GAAP selling, general and administrative expenses (1)	2,569	10,023	22,671
Non-GAAP net income (loss) (2)	(5,124)	2,161	15,117

Other Data
Number of clients (end of period)	6	23	72
Gross acquisition spend (during the period) (3)	$58,573	$62,921	$146,405

(1)	We monitor our non-GAAP selling, general and administrative expenses because the amount of those expenses affects our profitability. We define non-GAAP selling, general and administrative expenses as GAAP selling, general and administrative expenses excluding stock-based compensation expense. We review our selling, general and administrative expenses on a non-GAAP basis because stock-based compensation expense is based on non-cash equity grants made at a certain price and point in time and does not reflect how our business is performing at any particular time. This measure is not a substitute for selling, general and administrative expenses measured in accordance with GAAP, and investors should review this number in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.
(2)	We monitor our non-GAAP net income because we believe it is an indicator of our profitability. We define non-GAAP net income (loss) as GAAP net income (loss) excluding stock-based compensation expense. We review our net income (loss) on a non-GAAP basis because stock-based compensation expense is based on non-cash equity grants made at a certain price and point in time and does not reflect how our business is performing at any particular time. This measure is not a substitute for net income measured in accordance with GAAP, and investors should review this number in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus.
(3)	Gross acquisition spend is the amount we have deployed in the period to acquire patent assets, including both amounts contributed by us and amounts contributed by our clients in excess of their subscription fees.

The following table reconciles selling, general and administrative expenses determined on a GAAP basis with selling, general and administrative expenses determined on a non-GAAP basis:

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
	(in thousands)
Selling, general and administrative expenses	$2,595	$10,250	$23,917
Stock-based compensation	(26)	(227)	(1,246)

Non-GAAP selling, general and administrative expenses	$2,569	$10,023	$22,671

The following table reconciles net income (loss) determined on a GAAP basis with non-GAAP net income (loss):

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
	(in thousands)
Net income (loss)	$(5,150)	$1,934	$13,871
Stock-based compensation	26	227	1,246

Non-GAAP net income (loss)	$(5,124)	$2,161	$15,117

The balance sheet data as of December 31, 2010 are presented below:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the automatic conversion of all outstanding shares of our preferred stock into 26,229,722 shares of our common stock upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the sale by us of the                  shares of common stock offered by this prospectus at an assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of the prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering costs.

	December 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$46,656	$46,656	$
Patent assets, net	126,508	126,508
Deferred revenue, including current portion	82,440	82,440
Notes payable and other obligations, including current portion	23,583	23,583
Total liabilities	123,522	123,522
Redeemable convertible preferred stock	62,793	—
Total stockholders’ equity	10,707	73,500

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below before making a decision to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations or growth prospects could be harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock. When making your investment decision, you should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects, and potential clients may have concerns regarding the effectiveness in the future of our business model. If companies do not continue to subscribe to our solution, our business and operating results will be adversely affected.

We were incorporated in July 2008. We acquired our first patent assets in September 2008 and sold our first membership in October 2008. Therefore, we not only have a very limited operating history, but also a very limited track record in executing our business model. Our future success depends on acceptance of our solution by companies we target to become clients. Our efforts to sell our solution to new companies may not continue to be successful. In particular, because we are a relatively new company with a limited operating history, companies may have concerns regarding our viability. Our limited operating history may also make it difficult to evaluate our current business and future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by companies in rapidly changing industries. If we do not manage these risks successfully, our business and operating results will be adversely affected.

We may experience significant quarterly fluctuations in our operating results due to a number of factors, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Due to our limited operating history, our evolving business model and the unpredictability of our emerging industry, certain of our operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Many of the factors that cause these fluctuations are outside of our control. The amount we spend to acquire patent assets and the timing of those acquisitions may result in significant quarterly fluctuations in our capital expenditures, and the amount and timing of our membership sales may result in significant fluctuations in our cash flow on a quarterly basis. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

In addition to the factors described above, other factors that may affect our operating results include:

•	increases in the prices we need to pay to acquire patent assets;

•	increases in operating expenses, including those attributable to additional headcount and the costs of new business initiatives;

•	non-renewals from existing clients for any reason;

•	loss of clients, including through acquisitions or consolidations;

•	changes in our subscription fee rates or the pricing policies of our competitors;

•	our inability to acquire patent assets that are being asserted or may be asserted against our clients due to lack of availability, unfavorable pricing terms or otherwise;

•

changes in patent law and regulations and other legislation, as well as United States Patent and Trademark Office procedures or court rulings, that reduce the value of our solution to our existing and potential clients;

•	our lengthy and unpredictable membership sales cycle, including delays in potential clients’ decisions whether to subscribe to our solution;

•	changes in the accounting treatment associated with our acquisitions of patent assets, how we amortize those patent assets and how we recognize revenue under subscription agreements;

•	lower subscription fees from clients where the annual subscription fee decreases due to declining operating income or revenue of such clients;

•	our inability to develop and implement new solutions that meet client requirements in a timely manner;

•	decreases in our clients’ and prospective clients’ costs of litigating patent infringement claims;

•	our inability to retain key personnel;

•	any significant changes in the competitive dynamics of our market, including new competitors or substantial discounting of services that are viewed by our target market as competitive to ours;

•

gains or losses realized as a result of our selling patents, including upon the exercise by any of our clients of their limited right to purchase certain of our patent assets for defensive purposes in the event of a patent infringement suit brought against such client by a third party; and

•	adverse economic conditions in the industries that we serve, particularly as they affect the intellectual property risk management and/or litigation budgets of our existing or potential clients.

While we have not experienced seasonality trends to date, we anticipate that we may experience lower new client additions in the third quarter of the year due to vacation schedules of the executive management of many of our prospective clients. If our operating results in a particular quarter do not meet the expectations of securities analysts or investors, our stock price could be substantially affected. In particular, if our operating results fall below expectations, our stock price could decline substantially.

The market for our patent risk management solution is immature, and if our solution is not widely accepted or is accepted more slowly than we expect, our operating results will be adversely affected.

We have derived substantially all of our revenue from the sale of memberships to our patent risk management solution and we expect this will continue for the foreseeable future. As a result, widespread acceptance of this solution is critical to our future success. The market for patent risk management solutions is new and it is uncertain whether these solutions will achieve and sustain high levels of demand and market acceptance. Our success will depend, to a substantial extent, on the willingness of companies of all sizes to purchase and renew memberships as a way to reduce their patent litigation costs. If companies do not perceive the cost-savings benefits of patent risk management solutions, then wide market adoption of our solution will not develop, or it may develop more slowly than we expect. Either scenario would adversely affect our operating results in a significant way. Factors that may negatively affect wide market acceptance of our solution, as well as our ability to obtain new clients and renew existing clients, include:

•	uncertainty about our ability to significantly reduce patent litigation costs for a particular company;

•	reduced assertions from NPEs or decreased patent licensing fees owed to NPEs;

•	limitations on the ability of NPEs to bring patent claims or limitations on the potential damages recoverable from such claims;

•	reduced cost to our clients of defending patent assertion claims;

•	lack of perceived relevance and value in our existing patent asset portfolio by existing or potential clients;

•	concerns by existing or potential clients about our future ability to obtain rights to patent assets that are being or may be asserted against them;

•	reduced incentives to renew memberships if clients have vested in perpetual licenses in all patent assets that they believe are materially relevant to their businesses;

•	lack of sufficient interest by mid- and small-sized companies in our solution;

•	reduced incentive for companies to become clients because we do not assert our patent assets in litigation;

•	concerns that we might change our current business model and assert our patent assets in litigation;

•	budgetary limitations for existing or potential clients; and

•	the belief that adequate coverage for the risks and expenses we attempt to reduce is available from alternative products or services.

We have limited experience with respect to our subscription pricing model, and if the prices we charge for memberships are unacceptable to our existing or potential clients, our revenue and operating results could experience volatility or decline.

We have limited experience with respect to determining the appropriate metrics for establishing the annual subscription fees for our patent risk management solution. If the market for our solution fails to develop or develops more slowly than we anticipate, or if competitors introduce new solutions that compete with ours, we may be unable to renew our memberships or attract new clients at favorable prices based on the same pricing model we have historically used. In the future, it is possible that competitive dynamics in our market may require us to change our pricing model or reduce our subscription fee rates, which could harm our operating results. We began introducing a new fee schedule with higher fees in January 2011. This higher cost of membership may make it more difficult for us to attract new clients in the future. In order to attract clients, in certain cases we have previously offered, and may in the future offer, discounts or other contractual incentives to clients who execute multi-year subscription agreements or who make client referrals.

We have very limited flexibility to change the pricing of our solution for existing clients and may not be able to respond effectively to changes in our market. This limited flexibility could have an adverse effect on our operating results.

Under our subscription agreements, our annual subscription fee is based on a published fee schedule applicable to all of our clients that join our network while that fee schedule is in effect. Clients are able to renew their memberships perpetually under the fee schedule in effect at the time that they joined our network with periodic adjustments by us only based on changes in the Consumer Price Index. This means that any increases to our fee schedule apply only to clients that join after such increase. Accordingly, we have limited ability to change the economics of our business model with respect to existing clients in response to changes in the market in which we operate. This limited flexibility could have an adverse effect on our operating results. For example, if we increase our operating expenses as a result of changes in our market, we would have very limited ability to increase the subscription fees we charge to our existing clients as an offset to the increased operating expenses, and our operating results could be adversely affected.

Our membership sales cycles can be long and unpredictable, and our membership sales efforts require considerable time and expense. As a result, our membership sales are difficult to predict and will vary substantially from quarter to quarter, which may cause our cash flow to fluctuate significantly.

Because we operate in a relatively new and unproven market, our membership sales efforts involve educating potential clients about the benefit of our solution, including potential cost savings to a company. Potential clients typically undergo a lengthy decision-making process that has, in the past, generally resulted in a lengthy and unpredictable sales cycle. We spend substantial time, effort and resources in our membership sales efforts without any assurance that our efforts will produce any membership sales. In addition, subscriptions are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. As a result of these factors, our membership sales in any period are difficult to predict and will likely vary substantially between periods, which may cause our cash flow to fluctuate significantly between periods.

The success of our business will increasingly depend on clients renewing their subscription agreements, but we do not have an adequate operating history to predict the rate of membership renewals. Any significant decline in our membership renewals could harm our operating results.

Our clients have no obligation to renew their subscriptions after the expiration of their initial membership period. We have limited historical data with respect to rates of subscription renewals, so we cannot accurately predict renewal rates. The weighted average term of our subscription agreements in effect as of December 31, 2010 was 2.6 years. As our overall membership base grows, we expect our renewal rate to decline compared to our historical rate. As of December 31, 2010, the subscription agreements for eight of our clients will be up for renewal in 2011 and the subscription agreements for 23 clients will be up for renewal in 2012. Our clients may choose not to renew their memberships or, if they do renew, may choose to do so for shorter terms or seek a reduced subscription fee. Many of our subscription agreements provide for automatic one-year renewal periods. As a result, as more of our clients are in renewal periods, the weighted average term of our subscription agreements may decrease. If our clients do not renew their subscriptions or renew for shorter terms or if we allow them to renew at reduced subscription fees, our revenue may decline and our business may be adversely affected.

Upon initial subscription, our clients receive a term license for the period of their membership to the patent assets in our portfolio at the time of subscription. In addition, clients receive term licenses to substantially all of the patent assets we acquire during the period of their membership. Our subscription agreements also include a vesting provision that converts a client’s term licenses into perpetual licenses on a delayed, rolling basis as long as the company remains a client. Accordingly, clients who continue to subscribe to our solution receive perpetual licenses to an increasing number of our patent assets over time. If we are unable to adequately show clients that we are continuing to obtain additional patent assets that are being or may be asserted against them, clients may choose not to renew their subscriptions once they have vested into a perpetual license in all patent assets they believe are materially relevant to their businesses.

Our subscription agreements generally provide our clients with a right to terminate their membership if we fail to meet certain conditions. If we fail to meet those conditions and clients elect to terminate their subscription agreements, our operating results will be harmed.

Until recently, our form of subscription agreement provided that we will use commercially reasonable efforts to spend at least a specified minimum amount each year to acquire patent assets related broadly to information technology. If we fail to meet this standard, the clients whose agreements contain this standard have the right to terminate their memberships. In addition, a select number of our subscription agreements also provide that if we fail in any year to acquire patent assets broadly related to information technology worth at least a specified amount that is lower than the minimum amount generally included in our subscription agreements, then those clients have the right to terminate their memberships. If we fail to meet these standards and clients elect to terminate their membership, our operating results will be harmed.

Because we generally recognize revenue from membership subscriptions over the term of the membership, upturns or downturns in membership sales may not be immediately reflected in our operating results. As a result, our future operating results may be difficult to predict.

We generally recognize subscription fees received from clients ratably over the period of time to which those fees apply. Most of our clients are invoiced annually, and thus their fees are recognized as revenue over the course of 12 months. Consequently, a decline in new or renewed subscriptions in any one quarter will not be fully reflected in that quarter’s revenue and will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure quickly to reflect this reduced revenue. Accordingly, the effect of either significant downturns in membership sales or rapid market acceptance of our solution may not be fully reflected in our results of operations in the period in which such events occur. Our membership subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as subscription fees from new clients must generally be recognized over the applicable membership term.

Our subscription fees from clients may decrease due to factors outside of our control. Any reduction in subscription fees could harm our business and operating results.

Each client’s subscription fee is reset yearly based on its reported revenue and operating income measured as of the end of its last fiscal year. If a client who is not already paying the minimum due under our fee schedule experiences reduced operating results, its subscription fee for the next year will decline. As a result, our revenue stream is affected by conditions outside of our control that impact the operating results of our clients.

Our fee schedule is capped for each of our clients. As a result, if one of our clients acquires another client, our future revenue would be reduced as a result of our fee schedule being applied to the combined entity rather than to each entity separately. Any reduction in subscription fees could harm our business and operating results.

New legislation, regulations or court rulings related to enforcing patents could reduce the value of our solution to clients or potential clients and harm our business and operating results.

If Congress, the United States Patent and Trademark Office or courts implement new legislation, regulations or rulings that impact the patent enforcement process or the rights of patent holders, these changes could negatively affect the operating results and business model for NPEs. This, in turn, could reduce the value of our solution to our current and potential clients. For example, limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increased difficulty for parties making patent assertions to obtain injunctions, reductions in the cost to resolve patent disputes and other similar developments could negatively affect an NPE’s ability to assert its patent rights successfully, decrease the revenue associated with asserting or licensing an NPE’s patent rights and increase the cost of bringing patent enforcement actions. As a result, assertions and the threat of assertions by NPEs may decrease. If this occurs, companies may seek to resolve patent claims on an individual basis and be less willing to subscribe to our solution or renew their memberships. Furthermore, even if companies are interested in subscribing to our solution or maintaining their memberships, companies may be unwilling to pay the subscription fees that we propose. Any of these events could result in a material adverse effect to our business and operating results.

If we are unable either to identify patent assets that are being asserted or that could be asserted against existing and potential clients or to obtain such assets at prices that are economically supportable within our business model, we may not be able to attract or retain sufficient clients and our operating results would be harmed.

Our ability to attract new clients and renew the subscription agreements of existing clients depends on our ability to identify patent assets that are being asserted or that could be asserted against our existing or potential clients. There is no guarantee that we will be able to adequately identify those types of patent assets on an ongoing basis and, even if identified, that we will be able to acquire rights to those patent assets on terms that are favorable to us, or at all. As new technological advances occur, some or all of the patent assets we have acquired may become less valuable or obsolete before we have had the opportunity to obtain significant value from those assets.

Our approach to acquiring patent assets generally involves acquiring ownership or a license at a fixed price. Other companies, such as NPEs, often offer contingent payments to sellers of patents that may provide the seller the opportunity to receive greater amounts in the future for the sale of its patents as compared to the fixed price we generally pay. As a result, we may not be able to compete effectively for the acquisition of certain patent assets.

If clients do not perceive that the patent assets we acquire are relevant to their businesses, we will have difficulty attracting new clients and renewing existing clients, and our operating results will be harmed. Similarly, if clients are not satisfied with the amount we deploy to acquire patent assets, they may choose not to renew their subscriptions.

We may not be able to compete effectively against others to attract new clients or acquire patent assets. Any failure to compete effectively could harm our business and results of operations.

In our efforts to attract new clients and retain existing clients, we compete primarily against established patent risk management strategies employed by those companies. Companies can choose from a variety of other strategies to attempt to manage their patent risk, including internal buying or licensing programs, cross-licensing arrangements, patent-buying consortiums or other patent-buying pools and engaging legal counsel to defend against patent assertions. As a result, we spend considerable resources educating our existing and prospective clients on the potential benefits of our solution and the value and cost savings it may provide.

In addition to competing for new clients, we also compete to acquire patent assets. Our primary competitors in the market for patent assets include other entities that seek to accumulate patent assets, including NPEs such as Acacia Research, Altitude Capital Partners, Coller IP, Intellectual Ventures, Millennium Partners and Rembrandt IP Management, along with patent-buying consortiums such as Allied Security Trust. Many of our current or potential competitors have longer operating histories, greater name recognition and significantly greater financial resources than we have. In addition, many NPEs that compete with us to acquire patent assets have complicated corporate structures that include a large number of subsidiaries, so it is difficult for us to know who the ultimate parent entity is and how much capital the related entities have available to acquire patent assets. We also face competition for patent assets from operating companies, including operating companies that are current or prospective members of our client network, that seek to acquire patent assets in connection with new or existing product and service offerings.

We expect to face more direct competition in the future from other established and emerging companies. In addition, as a relatively new company in the patent risk management market, we have limited insight into trends that may develop and affect our business. As a result, we may make errors in predicting and reacting to relevant business trends, making us unable to compete effectively against others.

Our current or potential competitors vary widely in size and in the scope and breadth of the products and services they offer. Many of our competitors have greater financial resources and a larger customer base and sales and marketing teams. The competition we face now and in the future could result in increased pricing pressure, reduced margins, increased sales and marketing expenses and a failure to increase, or the loss of, market share. We may not be able to maintain or improve our competitive position against our current or future competitors, and our failure to do so could seriously harm our business.

Our acquisitions of patent assets are time consuming, complex and costly, which could adversely affect our operating results.

Our acquisitions of patent assets are time consuming, complex and costly to consummate. We utilize many different transaction structures in our acquisitions and the terms of the acquisition agreements tend to be very heavily negotiated. As a result, we incur significant operating expenses during the negotiations even where the acquisition is ultimately not consummated. Even if we successfully acquire particular patent assets, there is no guarantee that we will generate sufficient revenue related to those patent assets to offset the acquisition costs. While we conduct confirmatory due diligence on the patent assets we are considering for acquisition, we may acquire patent assets from a seller who does not have proper title to those assets. In those cases, we may be required to spend significant resources to defend our interest in the patent assets and, if we are not successful, our acquisition may be invalid, in which case we could lose part or all of our investment in the assets.

We occasionally identify patent assets that cost more than we are prepared to spend with our own capital resources or that may be relevant only to a very small number of clients. In these circumstances, we may structure a transaction in which certain of our clients contribute funds that are in addition to their subscription fees in order to acquire those patent assets. These structured acquisitions are complex. We may incur significant costs to organize and negotiate a structured acquisition that does not ultimately result in an acquisition of any patent assets. These higher costs could adversely affect our operating results.

Our business model is new and complex, requiring estimates and judgments by our management. Our estimates and judgments are subject to changes that could adversely affect our operating results.

Our patent risk management business model is new and therefore our accounting and tax treatment has limited precedent. The determination of patent asset amortization expense for financial and income tax reporting requires estimates and judgments on the part of management. Some of our patent asset acquisitions are complex, requiring additional estimates and judgments on the part of our management. From time to time, we evaluate our estimates and judgment. However, such estimates and judgment are, by their nature, subject to risks, uncertainties and assumptions, and factors may arise that lead us to change our estimates or judgments. If this or any other changes occur, our operating results may be adversely affected. Furthermore, if the accounting or tax treatment is challenged, we may have to spend considerable time and expense defending our position and we may be unable to successfully defend our accounting or tax treatment, any of which could adversely affect our business and operating results.

In some acquisitions of patent assets, we may seek to defer payment or finance a portion of the acquisition price. This approach may put us at a competitive disadvantage and could result in harm to our business.

We have limited capital and often seek to negotiate acquisitions of patent assets where we can defer payments or finance a portion of the acquisition price. These types of debt financing or deferred payment arrangements are generally not as attractive to sellers of patent assets as receiving the full purchase price for those assets in cash at the closing of the acquisition. As a result, we might not compete effectively against other companies in the market for patent assets, many of whom have greater cash resources than we have. In addition, any failure to satisfy our debt repayment obligations may result in adverse consequences.

We plan to substantially increase our operating expenses to expand our operations, and those increased expenses may negatively impact our profitability.

We expect to significantly increase future expenditures to develop and expand our business, including making substantial expenditures to acquire patent assets and develop new solutions. Our efforts to develop new solutions will result in an increase in our operating expenses with no assurance that such solutions will result in additional revenue that is sufficient to offset the additional expenses we incur.

We also plan to incur additional operating expenses as we hire new personnel, including employees for client relations, patent research and analysis, development of reporting systems and general and administrative functions. During 2010, our headcount grew from 27 to 66 employees, and we intend to hire aggressively in 2011. As a result, we expect our operating expenses to increase substantially. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. If we are not successful in generating additional revenue that is sufficient to offset these expected operating expense increases, our operating results may be harmed.

If we are unable to successfully expand our membership base to include mid- and small-size companies, we may not be able to maintain our growth and our business and results of operations may be harmed.

Most of our current clients are very large companies. The number of companies of that size is limited, so in order for us to continue our growth, we need to expand our membership base to include mid- and small-size companies. There is no guarantee that we will be successful in those efforts. Those companies often have more limited budgets available for solutions of the type we offer compared to larger companies. Those companies may also request solutions that we do not currently offer. They may also have concerns that we will focus our patent acquisition efforts on patent assets that are of more benefit to our larger clients who pay us higher subscription fees. If we are unable to successfully expand our membership base to include more mid- and small-size companies, our growth may slow, and our business may be harmed.

Our revenue is concentrated in a small number of clients, and if we are not able to obtain membership renewals from these clients, our revenue may decrease substantially.

We receive a significant amount of our revenue from a limited number of clients. For example, in 2010, our 10 highest revenue generating clients accounted for approximately 44% of our total revenue. We expect that a significant portion of our revenue will continue to come from a relatively small number of clients for the foreseeable future. If any of these clients choose not to renew their memberships, or if our subscription fees from them decline, our revenue may correspondingly decrease and our operating results may be adversely affected.

If we are unable to enhance our current solution or to develop or acquire new solutions to provide additional value to our clients and potential clients, we may not be able to maintain our growth, and our business may be harmed.

In order to attract new clients and retain existing clients, we need to enhance and improve our existing solution and introduce new solutions that meet the needs of our clients. In the future, we may also seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our service offerings, enhance our technical capabilities or otherwise offer growth opportunities. We are currently developing programs to facilitate joint defense and cross-license arrangements among clients that pay us additional fees to participate in those arrangements. As part of our potential joint defense solution, we are developing a plan to establish a risk retention group to help our clients cover costs incurred in defending patent infringement claims. If we facilitate the formation of a risk-retention group, we may elect to provide part of the capital necessary to obtain regulatory approval. If we provide part of the risk capital and the risk-retention group experiences losses that exceed projected levels, the value of our investment would be impaired. This impairment could negatively affect our operating results.

The development and implementation of new solutions will continue to require substantial time and resources, as well as require us to operate businesses that would be new to our organization. These or any other new solutions may not be introduced in a timely manner or at all. If we do introduce these or any other solutions, we may be unable to implement such solutions in a cost-effective manner, achieve wide market acceptance, meet client expectations or generate revenue sufficient to recoup the cost of developing such solutions. Any new solutions we introduce may expose us to additional laws, regulations and risks. If we are unable to develop these or other solutions successfully and enhance our existing solution to meet client requirements or expectations, we may not be able to attract or retain clients, and our business may be harmed.

We have experienced rapid growth in recent periods, and we plan to continue to grow our operations to support our current solution and the development of new solutions. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We have substantially expanded our overall business, headcount and operations in recent periods. We plan to aggressively expand our operations and headcount in the future in order to support our efforts to increase our membership base, continue to acquire valuable patent assets and develop additional solutions. Further, increases in our membership base could create challenges in our ability to provide our solutions and support our clients. In addition, we will be required to continue to improve our operational, financial and management controls and our reporting procedures. As a result, we may be unable to manage our business effectively in the future, which may negatively impact our operating results.

If we are not perceived as a trusted defensive patent aggregator, our ability to gain wide market acceptance will be harmed, and our operating results could be adversely affected.

Our reputation, which depends on earning and maintaining the trust of existing and potential clients, is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control and costly or impossible to remediate. For our business to be successful, we must continue to educate potential clients about our role as a trusted intermediary in the patent market. We occasionally sell previously acquired patents to third parties. If a patent we sell to a third party is later asserted against a client who joined our network after the patent was sold and who did not receive a license to the patents in connection with the sale, our reputation could be harmed. If our reputation is harmed, we may have more difficulty attracting new clients and retaining existing clients, and our operating results could be adversely affected.

We may become involved in patent litigation proceedings related to our clients. Our involvement could cause us to expend significant resources and could require us to disclose information related to our clients, which could cause such clients not to renew their subscriptions with us.

The patent market is heavily impacted by litigation. As a result, we may be required, by subpoena or otherwise, to participate in patent litigation proceedings related to our clients. Our participation in any such proceedings could require us to expend significant resources and could also be perceived as adverse to the interests of our clients or potential clients if we are required to disclose any information about our clients that we have gathered in the course of their memberships. These additional expenditures and potential disclosures could make it more difficult for us to attract new clients and retain existing clients and our results of operations could be harmed.

Interpretations of current laws and the passage of future laws could harm our business and operating results.

Because of our limited operating history and our presence in an emerging industry, the application to us of existing United States and foreign laws is unclear. Many laws do not contemplate or address the specific issues associated with our patent risk management solution or other products and services we may provide in the future. It is possible that courts or other governmental authorities will interpret existing laws regulating risk management and insurance, competition and antitrust practices, taxation, the practice of law and patent usage and transfers in a manner that is inconsistent with our business practices. Our business, prospects, financial condition and results of operations may be harmed if our operations are found to be in violation of any existing laws or any other governmental regulations that may apply to us. Additionally, existing laws may restrict our ability to deliver services to our clients, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations. Even if our business practices are ultimately not affected, we may incur significant cost to defend our actions, incur negative publicity and suffer substantial diversion of management time and effort. This could have a material adverse effect on our business, prospects, financial condition and results of operations.

Additionally, we face risks from laws that could be passed in the future. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new or existing laws or regulations could be difficult and expensive, affect the manner in which we conduct our business and negatively impact our business, prospects, financial condition and results of operations.

Any failure to maintain or protect our patent assets or other intellectual property rights could impair our ability to attract or retain clients and maintain our brand and could harm our business and operating results.

Our business is dependent on our ability to acquire patent assets that are valuable to our existing and potential clients. Following the acquisition of patent assets, we spend significant time and resources to maintain the effectiveness of those assets by paying maintenance fees and making filings with the United States Patent and Trademark Office. In some cases, the patent assets we acquire include patent applications which require us to spend resources to prosecute the applications with the United States Patent and Trademark Office. If we fail to maintain or prosecute our patent assets properly, the value of those assets to our clients would be reduced or eliminated, and our business would be harmed.

We might require additional capital to support our business growth and future patent asset acquisitions, and this capital might not be available on acceptable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to acquire patent assets, satisfy debt payment obligations related to patent asset acquisitions, develop new solutions or enhance our existing solution, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings or enter into credit agreements to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

If we fail to develop widespread brand awareness cost-effectively, we may not attract new clients and our business and operating results may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our solution and is an important element in attracting new clients. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Brand promotion activities may not generate client awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to promote and maintain our brand successfully, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract or retain clients to the extent necessary to realize a sufficient return on our brand-building efforts.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan, which could harm our future growth and operating results.

Our success depends largely upon the continued services of our executive officers and other key personnel. We do not have employment agreements with any of our executive officers or other key management personnel that require them to remain our employees. Therefore, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business.

Failure to adequately expand our membership team may impede our growth and harm our business.

We expect to be substantially dependent on our membership team to obtain new clients and to manage our membership base. We believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient direct sales personnel. New hires may, in some cases, take a significant amount of time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive membership sales personnel, sales of our solution will suffer.

Our inability to identify, attract, train, integrate and retain highly qualified employees would harm our business.

Our future success depends on our ability to identify, attract, train, integrate and retain highly qualified technical, sales and marketing, managerial and administrative personnel. In particular, our ability to grow our revenue is dependent on our ability to hire personnel that can identify and acquire valuable patent assets and sign up new clients. Competition for highly skilled sales, business development and technical individuals is intense, and we continue to face difficulty identifying and hiring qualified personnel in some areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. In addition, in making employment decisions, particularly in the high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Therefore, significant volatility in the price of our stock after this offering may adversely affect our ability to attract or retain sales and technical personnel. If we fail to identify, attract, train, integrate and retain highly qualified and motivated personnel, our reputation could suffer, and our business, financial condition and results of operations could be adversely affected.

Weak global economic conditions may adversely affect demand for our solution or fees payable under our subscription agreements, which could adversely affect our financial condition and operating results.

Our operations and performance depend significantly on worldwide economic conditions, and the United States and world economies have recently experienced weak economic conditions. Uncertainty about global economic conditions poses a risk as businesses may postpone spending in response to tighter credit, negative financial news and declines in income or asset values. This response could have a material negative effect on the demand for our solution. Furthermore, if our clients experience reduced operating income or revenues as a result of economic conditions or otherwise, it would reduce their subscription fees because those fees are generally reset annually based on the clients’ then-current operating income or revenue. If the subscription fees payable under our subscription agreement are reduced substantially, it would have an adverse effect on our business and results of operations.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our client offerings, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we have not acquired other businesses in the past. If we acquire businesses in the future, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the completion of the acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	potential loss of key employees;

•	additional legal, financial and accounting challenges and complexities in areas such as tax planning, cash management and financial reporting;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

As a public company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company, including costs associated public company reporting requirements. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and The Nasdaq Stock Market, impose additional requirements on public companies, including enhanced corporate governance practices. For example, the listing requirements for The Nasdaq Global Market provide that listed companies satisfy, among other things, certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of business conduct. Our management and other personnel will need to devote a substantial amount of time to satisfy these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers and could increase the cost of obtaining director and officer liability insurance.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have internal financial and accounting controls and procedures adequate to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We need to hire additional accounting and financial staff, improve our existing controls and implement new processes. We cannot be certain that our actions to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, investors could lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline. In addition, a delay in compliance with Section 404 could subject us to sanctions or investigations by The Nasdaq Stock Market, the SEC or other regulatory authorities, make us ineligible for short form resale registrations or result in the inability of registered broker-dealers to make a market in our common stock, any of which could further reduce our stock price and could harm our business.

Furthermore, implementing any appropriate changes to our internal control over financial reporting may entail substantial costs in order to modify our existing accounting systems, may take a significant period of time to complete and may distract our officers, directors and employees from the operation of our business. These changes, however, may not be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal control over financial reporting is inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price. While neither we nor our independent registered public accounting firm have identified deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, there can be no assurance that material weaknesses will not be subsequently identified.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and may have an effect on our reported results of operations.

A change in accounting standards or practices could have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Our results of operations could vary as a result of the methods, estimates and judgments we use in applying our accounting policies.

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on our results of operations, including the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, patent assets, other investments, income taxes, litigation and other intangibles, and other contingencies. Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. In addition, actual results may differ from these estimates under different assumptions or conditions. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Our operations are subject to risks of natural disasters, acts of war, terrorism or widespread illness at our domestic and international locations, any one of which could result in a business stoppage and negatively affect our operating results.

Our business operations depend on our ability to maintain and protect our facility, computer systems and personnel, which are primarily located in the San Francisco Bay Area. The San Francisco Bay Area is in close proximity to known earthquake fault zones. Our facility and transportation for our employees are susceptible to damage from earthquakes and other natural disasters such as fires, floods and similar events. Should earthquakes or other catastrophes, such as fires, floods, power outages, communication failures or similar events disable our facilities, we do not have readily available alternative facilities from which we could conduct our business, which stoppage could have a negative effect on our operating results. Acts of terrorism, widespread illness and war could also have a negative effect at our international and domestic facilities.

Risks Related to This Offering and Ownership of Our Common Stock

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering, and the initial public offering price of our common stock was determined by negotiations between us and the underwriters and may not be indicative of the future prices of our common stock. The market price of our common stock could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

•	variations in our financial condition and operating results;

•	adoption or modification of laws, regulations, policies, procedures or programs applicable to our business, including those related to the enforcement of patent claims;

•	announcements of technological innovations, new products and services, acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	addition or loss of significant clients;

•	recruitment or departure of members of our board of directors, management team or other key personnel;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry and the economy as a whole;

•	price and volume fluctuations in the overall stock market or resulting from inconsistent trading volume levels of our shares;

•	lawsuits threatened or filed against us;

•	sales of our common stock by us or our stockholders; and

•	the expiration of market standoff or contractual lock-up agreements.

In recent years, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities analysts. If no securities analysts commence coverage of our company, the trading price for our stock could suffer. In the event we obtain securities analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Substantial future sales of shares by existing stockholders, or the perception that such sales may occur, could cause our stock price to decline, even if our business is doing well.

If our existing stockholders, particularly our directors and executive officers and the venture capital funds affiliated with our current and former directors, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell substantial amounts of our common stock, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of December 31, 2010, upon completion of this offering, we will have                      outstanding shares of common stock. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. Our officers, directors and the holders of substantially all of our common stock have entered into contractual lock-up agreements with the underwriters pursuant to which they have agreed not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date approximately 180 days after the date of the final prospectus for this offering. However, the lead underwriters in this offering may permit these holders to sell shares prior to the expiration of the lock-up agreements with the underwriters.

The 180-day restricted period under the lock-up agreements with the underwriters will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event. See “Shares Eligible for Future Sale” for a discussion of these and other transfer restrictions.

Based on shares outstanding as of December 31, 2010, after the contractual lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, or such longer period described above, up to an additional              shares will be eligible for sale in the public market,              of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, some of these              shares are limited by restrictions on sales related to our right of repurchase on unvested shares.

Some of our existing stockholders have demand and piggyback rights to require us to register with the SEC up to 35,266,994 shares of our common stock, subject to expiration of the contractual lock-up agreements. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market.

The 6,455,646 shares that were subject to outstanding options as of December 31, 2010 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the contractual lock-up agreements and Rules 144 and 701 under the Securities Act.

After this offering, we intend to register approximately              shares of our common stock that we may issue under our equity plans. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to any vesting or contractual lock-up agreements.

If any of these additional shares described are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

As a newly public company, our stock price may be volatile, and securities class action litigation has often been instituted against companies following periods of volatility of their stock price. Any such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

In the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, affiliates of Index Ventures, affiliates of Charles River Ventures and KPCB Holdings, Inc. will beneficially own approximately       %,       % and       %, respectively, of our outstanding common stock, and our directors and executive officers and their affiliates, in the aggregate, will beneficially own approximately     % of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal Stockholders.”

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $             per share, based on an assumed initial public offering price of $             per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price and to the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, we may raise additional capital through public or private equity or debt offerings, subject to market conditions. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance could result in further dilution to our stockholders.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that enhance our operating results or increase the value of your investment.

We expect to use the net proceeds from this offering for general corporate purposes. Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that enhance our operating results or increase the value of your investment. Additionally, until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect immediately prior to the closing of this offering:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a majority stockholder vote;

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	do not provide stockholders with the ability to cumulate their votes;

•	require supermajority stockholder voting to effect certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws; and

•	require advance notification of stockholder nominations and proposals.

For more information regarding these and other provisions, see “Description of Capital Stock—Anti-Takeover Provisions.”

We do not currently intend to pay dividends on our common stock in the foreseeable future, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	the capabilities, benefits and effectiveness of our solution;

•	intellectual property;

•	our plans for future solutions and enhancements of our existing solution;

•	our expectations regarding our expenses and revenue;

•	our anticipated growth strategies;

•	our ability to retain and attract clients;

•	the regulatory environment related to our business;

•	our expectations regarding competition; and

•	use of proceeds.

These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by United States federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of this offering of approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the net proceeds to us by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, to facilitate our future access to the public equity markets and to increase our visibility in our markets. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including:

•	acquiring additional patent assets;

•	hiring additional personnel; and

•	developing new products and services.

We may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business.

As of the date of this prospectus, we have not yet determined our anticipated expenditures, and therefore cannot estimate the amounts to be used for any particular expenditure. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into 26,229,722 shares of our common stock, as if this had occurred as of December 31, 2010; and

•

on a pro forma as adjusted basis to reflect, in addition, (i) the sale by us of the              shares of common stock offered by us in this offering, excluding the underwriters’ option to purchase additional shares of our common stock in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering costs and (ii) the amendment and restatement of our certificate of incorporation to be effective upon the completion of this offering.

You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	December 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Current portion of long-term debt	$18,527	$18,527	$
Long-term debt, less current portion	5,056	5,056
Redeemable convertible preferred stock, $0.0001 par value per share; 26,229,722 shares authorized, 26,229,722 shares issued and outstanding, actual; 26,229,722 shares authorized, no shares issued and outstanding, pro forma; 10,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	62,793	—
Stockholders’ equity:
Common stock, $0.0001 par value per share; 60,000,000 shares authorized, 11,432,434 shares issued and 10,944,001 shares outstanding, actual; 60,000,000 shares authorized, 37,662,156 shares issued and 37,173,723 outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1	4
Additional paid-in capital	51	62,841
Retained earnings	10,655	10,655

Total stockholders’ equity	10,707	73,500

Total capitalization	$97,083	$97,083		$—

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, the amount of pro forma as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering costs payable by us. If the underwriters’ option to purchase additional shares of our common stock in this offering is exercised in full, the amount of pro forma as adjusted additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $            , and we would have              shares of our common stock issued and outstanding.

In the table above, the number of shares outstanding as of December 31, 2010 does not include:

•	6,455,646 shares issuable upon the exercise of stock options outstanding as of December 31, 2010 with a weighted average exercise price of $2.83 per share;

•	1,502,116 shares issuable upon the exercise of stock options granted after December 31, 2010 with a weighted average exercise price of $9.85 per share;

•	10,000 shares issued as a stock award under our 2008 Stock Plan after December 31, 2010; and

•

1,500,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, subject to automatic annual adjustment in accordance with the terms of the plan, as well as shares originally reserved for issuance under our 2008 Stock Plan, but which may become available for awards under our 2011 Equity Incentive Plan as described below.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the pro forma net tangible book value of our common stock after this offering. As of December 31, 2010, our pro forma net tangible book value was approximately $(53.6) million, or $(1.44) per share, based upon 37,173,723 shares outstanding as of that date. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of outstanding shares of our common stock, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the completion of this offering.

After giving effect to the sale by us of the              shares of common stock offered by us in this offering at an assumed initial public offering price of $             per share, after deducting the estimated underwriting discounts and commissions and the estimated offering costs and our pro forma as adjusted net tangible book value as of December 31, 2010 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Pro forma net tangible book value per share as of December 31, 2010		$(1.44)
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering			$

Dilution in pro forma net tangible book value per share to new investors			$

A $1.00 increase or decrease in the assumed initial public offering price of $             would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution in pro forma as adjusted net tangible book value to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the pro forma net tangible book value per share after giving effect to this offering would be $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes, on the pro forma as adjusted basis described above, the difference between our existing stockholders and the purchasers of shares of our common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us, based on an assumed initial public offering price of $             per share, before deducting the estimated underwriting discounts and commissions and estimated offering costs:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	37,173,723		%	$66,145,418		%	$1.78
New investors
Total		100.0%			100.0%

The above discussion and tables assume no exercise of our stock options outstanding as of December 31, 2010, consisting of 6,455,646 shares of our common stock issuable upon the exercise of stock options with a weighted average exercise price of approximately $2.83 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. For a description of our equity plans, see “Executive Compensation – Equity Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The tables on the following pages set forth the consolidated financial and operating data as of and for the periods indicated. We have derived the selected consolidated statement of operations data for the period ended December 31, 2008 and the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated balance sheet data as of December 31, 2008 from our audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future period. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Period from Inception to December 31, 2008	Year Ended December 31,
		2009	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Revenue	$792	$32,822	$94,874
Cost of revenue	2,551	17,710	43,602
Selling, general and administrative expenses	2,595	10,250	23,917
Loss on sale of patent assets, net	—	—	536

Operating income (loss)	(4,354)	4,862	26,819
Interest expense, net	(796)	(4,369)	(2,776)
Other income (expense), net	—	(72)	12

Income (loss) before provision for (benefit from) income taxes	(5,150)	421	24,055
Provision for (benefit from) income taxes	—	(1,513)	10,184

Net income (loss)	$(5,150)	$1,934	$13,871

Less: allocation of net income to participating stockholders	—	1,934	12,479

Net income (loss) available to common stockholders—basic	$(5,150)	$—	$1,392
Undistributed earnings re-allocated to common stockholders	—	—	279

Net income (loss) available to common stockholders—diluted	$(5,150)	$—	$1,671

Net income (loss) per common share—basic	$(8.94)	$—	$0.24

Net income (loss) per common share—diluted	$(8.94)	$—	$0.23

Weighted-average shares used in computing net income (loss) per common share—basic	576	2,148	5,747

Weighted-average shares used in computing net income (loss) per common share—diluted	576	2,169	7,164

Pro forma net income per share—basic (1)		$0.06	$0.37

Pro forma net income per share—diluted (1)		$0.06	$0.36

Pro forma weighted-average common shares outstanding—basic		30,675	37,086

Pro forma weighted-average common shares outstanding—diluted		30,696	38,503

(1)	See Note 3 to our consolidated financial statements for an explanation of the method used to calculate pro forma basic and diluted net income per share of common stock.

	December 31, 2010
	2008	2009	2010
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$14,316	$28,928	$46,656
Patent assets, net	55,792	82,759	126,508
Deferred revenue, including current portion	16,895	24,691	82,440
Notes payable and other obligations, including current portion	33,008	38,750	23,583
Total liabilities	50,337	66,161	123,522
Redeemable convertible preferred stock	25,193	59,012	62,793
Total stockholders’ equity (deficit)	(3,424)	(1,249)	10,707

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We have pioneered an approach to help operating companies manage patent risk by serving as an intermediary through which they can participate more efficiently in the patent market. Operating companies that join our client network pay an annual subscription fee and receive a license to the patent assets that we have acquired as well as access to our extensive patent market intelligence. The majority of our clients have entered into multi-year subscription agreements. As of December 31, 2010, the weighted average term of our existing subscription agreements was 2.6 years.

The core of our solution is defensive patent aggregation, in which we acquire patent assets that are being or may be asserted against our current and prospective clients. We then license these patent assets to our clients to protect them from potential patent infringement assertions. From our inception through December 31, 2010, we have deployed over $250 million to acquire patent assets in over 50 separate transactions. We refer to the amount deployed in each period to acquire patent assets as our gross acquisition spend.

Since our inception in July 2008, we have experienced rapid growth, and as of December 31, 2010, our client network consisted of 72 operating companies. In 2008, 2009 and 2010, we added six, 17 and 49 clients, respectively. Our increased membership has resulted in strong growth in our revenue. We had revenue of $0.8 million in 2008, $32.8 million in 2009 and $94.9 million in 2010. We attained profitability in 2009, our first full fiscal year of operations. Our net income increased from a net loss of $5.2 million in 2008 to net income of $1.9 million in 2009 and $13.9 million in 2010. For the year ended December 31, 2010, subscription fees from our 10 highest revenue generating clients accounted for approximately 44% of our revenue, and approximately 44% of our revenue was generated from clients who are based outside of the United States.

We believe there is a significant market opportunity for our solution, and our future revenue growth is dependent on our success in developing this opportunity. Based on our internal analysis, we believe there were over 500 patent infringement cases filed by NPEs in 2009 against more than 1,400 unique defendants, and more than 600 patent infringement cases filed by NPEs in 2010 against more than 2,000 unique defendants, some of which were sued more than once. The current focus of our membership sales team is developing opportunities within the over 240 companies that have been sued by NPEs twice or more since the beginning of 2010. We believe that our new clients in the next year will be a subset of this group.

Our ability to grow our future revenue will also be dependent on our clients’ renewal of their subscriptions. We count each client’s decision to extend its subscription agreement as a renewal, whether the extension is due to the waiver of a right of termination or an affirmative exercise of a right of extension. As of December 31, 2010, eight clients had renewed their subscription agreements, and no clients had elected not to renew. In 2011, eight clients will have the opportunity to renew, and in 2012, 23 clients will have the opportunity to renew. Because of our limited history, we cannot accurately predict membership renewal rates.

We benefit from a network effect. A primary driver of our membership growth is our ability to acquire patent assets that are being or may be asserted against our current and prospective clients. As we add new clients, we generate new subscription fees that can be used to fund additional acquisitions of patent assets. These acquisitions enable us to further add new clients and deliver greater value to our existing clients. We expect our revenue growth to continue if we are successful in our efforts to add new clients, retain existing clients and acquire patent assets that have been or may be asserted against current and prospective clients.

Our Agreements with Our Clients

To gain access to our solution, our clients enter into subscription agreements that provide for payments to us of annual subscription fees in exchange for our membership offering. Each client’s annual subscription fee is based on our fee schedule in effect at the time of the client’s initial agreement with us. This same fee schedule is in effect for the client during all renewal terms, subject to our limited ability to make adjustments based on the Consumer Price Index. We calculate each client’s subscription fee using its fee schedule and its normalized operating income, or NOI, which we define as the greater of (i) the average of the three most recently reported fiscal years’ operating income and (ii) 5% of the most recently reported fiscal year’s revenue. Our fee schedule as of December 31, 2010 had a subscription fee ceiling of $5.2 million and floor of $38,500. We began introducing a new fee schedule in February 2011, with a subscription fee ceiling of $6.6 million and floor of $60,000. We intend to evaluate our fee schedule from time to time in the future.

Generally, each client’s annual subscription fee is reset yearly on the anniversary of its membership, based on its then-current NOI. If a client experiences improved results of operations and is not already paying subscription fees at the cap for its fee schedule, its subscription fee for the next membership year will rise. On the other hand, if a client that is not already paying the minimum for its fee schedule experiences reduced operating results, its subscription fee for the next membership year will decline. As a result, our revenue is affected by the operating results of our clients.

Our subscription agreements are non-cancelable and state that fees paid are non-refundable. We recognize revenue from our subscription agreements ratably over the term of the agreement. We invoice the majority of our clients annually, with the first payment due shortly after the execution of the subscription agreement and each future payment due upon the yearly anniversary date of the subscription agreement. Clients are generally invoiced 45 days prior to a scheduled payment date. We record the amount of subscription fees billed as deferred revenue once the related contract period has begun, and recognize those amounts as revenue ratably over the period of time for which the billed fees apply.

In addition to subscription fees, we have assessed additional fees to clients joining after April 2009. These fees effectively increase our fee schedule for later-joining clients. We recognize these fee payments as revenue ratably over the period in which the client’s subscription revenue is recognized. The 2011 fee schedule has these additional fees built into it, creating a higher blended rate for clients joining under the new fee schedule. In November 2008, we agreed with three of our early clients that we would charge these additional fees and that we would share with them a portion of our additional fee collections in the form of a rebate. We account for these rebates as a reduction of these three clients’ subscription fee revenue.

Acquisitions of Patent Assets

Amortization expense associated with our patent assets represents the most significant portion of our expenses and is included in our cost of revenue. We acquire patent assets from multiple parties, including operating companies, individual inventors, NPEs and bankruptcy trustees. We also acquire patent assets in different contexts, including when they are made available for sale or license by their owners or to resolve threatened or pending litigation against our clients or prospective clients. In approximately half of our transactions as of December 31, 2010, we acquired patents, and in the other half we acquired the right to grant sublicenses to patents that are owned by others. When we acquire sublicenses to patents, we generally acquire licenses for all of our clients at the time of the acquisition. In the same transaction, we may also acquire the right to provide sublicenses to future clients, either as part of the initial purchase price or in exchange for an agreed-upon option price.

We capitalize the cost of acquired patent assets, including certain third-party transaction costs such as legal fees, and amortize these costs ratably over the shorter of (i) our best estimate of the useful lives of the patent assets and (ii) the remaining statutory life of the patent assets. We estimate the useful life of our patent assets based on the period of time over which we expect to directly or indirectly realize economic benefits associated with them, which ranges from 24 months to 60 months. The statutory (legal) life of an acquired patent asset generally exceeds our estimate of its useful life. Determining the estimated economic useful life of patent assets requires significant management judgment.

The substantial majority of our over 50 acquisitions through December 31, 2010 involved patent assets that we believed were relevant to multiple clients and/or prospective clients and were funded with our own capital resources, which consist of equity financing, subscription fee collections and seller financing.

When we obtain seller financing, we typically agree to make an initial payment to the seller when we execute the acquisition agreement and to make payments in the future. In such cases, the deferred payments represent a liability. If the deferred payments are without a stated interest rate, or the stated rate is below our estimated borrowing rate, we impute interest expense at our estimated borrowing rate (thereby discounting the future payments to present value) to account for the time-value-of-money component of the patent asset acquisition. The difference between the contractual amounts due and the present value is recognized as interest expense over the period the payments are due. Deferred payments due within approximately one year of the date of the acquisition are capitalized at face value. As of December 31, 2010, we had outstanding seller-financing obligations of $23.6 million.

Patent assets that cost more than we are prepared to spend with our own capital resources or that may be relevant only to a very small number of clients do not generally fit within our self-financed acquisition model. When such patent assets are available for sale, we may work to acquire them with financial assistance from the particular clients against whom the assets are being or may be asserted. Such clients either pay amounts separate from their subscription fee or, less frequently, lend us funds to be used in the transaction. We call these types of transactions structured acquisitions. In structured acquisitions where we have acquired only licenses to patents, we have acquired the right to sublicense our other clients and have paid for such right with our own capital. As a result, in our structured acquisitions to date, we have provided licenses to all of our other clients on the same terms as such clients are granted licenses to our other patent assets. Through December 31, 2010, we have completed 11 structured acquisitions. To date, we have completed all but one of our structured acquisitions as a service to our clients and have not charged fees, although we may elect to charge fees on a more frequent basis in the future.

The accounting for structured acquisitions is complex and often requires judgments on the part of management. In some structured acquisitions, we may acquire a patent asset and immediately grant a perpetual license to one or more clients in exchange for a cash payment that is separate from their subscription fee. While this license grant may generate licensing revenue that is recognized immediately, the expense from the related patent asset may be amortized over the asset’s useful life.

In certain structured acquisitions, we may negotiate with the patent owner to obtain a release from past damages and a license on behalf of our clients. One or more clients may contribute to us the cost of the license we obtain for them, and we contribute the cost of any licenses we obtain in the same transaction for our other clients. In those instances, we may treat the contributions from the clients on a net basis and capitalize only the acquired asset that relates to our non-contributing clients. In such case, there is generally minimal or no revenue recognized, and the cost basis of the acquired patent asset excludes the amounts paid by the contributing client or clients. Determining whether to account for contributions on a gross or net basis requires significant management judgment.

On two occasions, we have acquired patent assets in a barter transaction in which we provided membership rights to our solution for a specified period in exchange for patent assets. In these non-monetary transactions, we were able to determine the fair value of the membership agreement based on our fee schedule and thus recognized the acquired assets at such fair value. We may occasionally complete barter transactions in the future.

We have, in limited instances, sold and will, from time to time, sell patents to increase our available capital that can be used for future acquisitions or other business expenses. When we sell a patent and give up all future rights to license that patent, all of our clients at the time of sale receive an immediate non-exclusive, perpetual license to the patent. We may recognize a gain or a loss as a result of the sale of patent assets.

Key Financial and Operating Metrics

In addition to reviewing our financial statements, we regularly review a number of key financial and operating metrics to manage and assess our business. The following table provides certain key metrics from our inception through December 31, 2008 and the years ended December 31, 2009 and 2010.

	As of or for Period from Inception (July 15, 2008) to December 31, 2008	As of or for Year Ended December 31,
		2009	2010
	(in thousands, except number of clients)
Financial Metrics
Subscription revenue	$792	$32,822	$94,102
Deferred revenue	16,895	24,691	82,440
Non-GAAP selling, general and administrative expenses	2,569	10,023	22,671
Cash and cash equivalents	14,316	28,928	46,656
Operating Metrics
Number of clients (end of period)	6	23	72
Gross acquisition spend (during the period)	$58,573	$62,921	$146,405

Financial Metrics

Subscription Revenue.    Subscription revenue is the revenue recognized from our clients’ subscription agreements and represents substantially all of our revenue to date.

Deferred Revenue.    We believe deferred revenue is a useful indicator of future revenue performance because it consists of amounts we have invoiced under our subscription agreements but have not yet recognized as revenue. While deferred revenue is one of the indicators of our future revenue performance, the amount of deferred revenue in any given quarter varies with the addition of new clients, the mix of payment terms that we offer and the timing of invoicing existing clients. The substantial majority of our clients today are invoiced annually. In future periods, payment terms may change, which could affect deferred revenue.

Non-GAAP Selling, General and Administrative Expenses.    We monitor our non-GAAP selling, general and administrative expenses because the amount of those expenses affects our profitability. We define non-GAAP selling, general and administrative expenses as GAAP selling, general and administrative expenses excluding stock-based compensation expense. We review our selling, general and administrative expenses on a non-GAAP basis because stock-based compensation expense is based on non-cash equity grants made at a certain price and point in time and does not reflect how our business is performing at any particular time. This measure is not a substitute for selling, general and administrative expenses measured in accordance with GAAP, and investors should review this measure in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. As we focus on growing our business, we plan to increase our investment in our membership, client relations and patent analysis teams and in our teams that will develop and support new products and solutions. We also plan to continue to expand our finance, legal and administrative teams to support our operations and comply with the requirements of a public company. As a result, we expect our selling, general and administrative expenses will increase in future periods. The following table reconciles selling, general and administrative expenses determined on a GAAP basis with selling, general and administrative expenses determined on a non-GAAP basis.

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
	(in thousands)
Selling, general and administrative expenses	$2,595	$10,250	$23,917
Stock-based compensation	(26)	(227)	(1,246)

Non-GAAP selling, general and administrative expenses	$2,569	$10,023	$22,671

Cash and Cash Equivalents.    We monitor cash and cash equivalents as the key measure of our liquidity and our ability to continue to acquire patent assets and fund our selling, general and administrative expenses.

Operating Metrics

Number of Clients.    Our client count measures the total number of companies with whom we have an active subscription agreement. We monitor this metric as a measure of the scale of our business and changes in this metric as a measure of our ability to acquire new clients and to retain existing clients. Our historical quarterly membership additions have varied significantly, ranging from a low of two clients to a peak of 16 clients. We have limited visibility into client additions in any future quarter. While we have not experienced seasonality trends to date, we believe that we may experience lower new client additions in the third quarter of the year due to vacation schedules of the executive management of many of our prospective clients.

Gross Acquisition Spend.    We acquire patent assets that are being or may be asserted against existing or potential clients. We believe that our level of gross acquisition spending is an important measure of the value created for our clients. We calculate this operating metric as the amount we deployed to acquire patent assets in the period, including both amounts contributed by us and amounts contributed by our clients in excess of their subscription fees through structured acquisitions. This measure may vary from quarter to quarter depending on the timing, amount and structure of patent asset acquisitions we may complete.

Key Components of Results of Operations

Revenue

Historically, substantially all of our revenue has consisted of annual subscription fees. We expect that subscription fee revenue will increase with the growth of our membership base. Subscription revenue will be positively or negatively impacted by the financial performance of our clients since their subscription fees are reset yearly based upon their most recently reported annual financial results. We have also received license revenue from the sale of licenses or fee income in connection with structured acquisitions. To date, such amounts have not been material. In the future, we may receive other revenue and fee income from newly introduced products and services.

Cost of Revenue

Cost of revenue primarily consists of amortization expenses related to acquired patent assets. Acquired patent assets are capitalized and amortized ratably over the shorter of their estimated useful lives or the remaining statutory life. Also included in the cost of revenue are the expenses incurred to maintain and prosecute patents and patent applications. We expect our cost of revenue to increase in the future as we add additional patent assets to our existing portfolio to support potential growth of our membership.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of salaries and related expenses, including stock-based compensation expenses, cost of marketing programs, certain legal costs, professional fees, travel costs, facility costs and other corporate expenses. We expect that in the future, as we seek to serve more clients and develop new products and services, selling, general and administrative expenses will increase. Selling, general and administrative expenses will also increase in order to support our operations and compliance requirements as a public company.

Interest Expense, Net

Interest expense, net represents interest incurred on our debt obligations mainly resulting from financed patent asset acquisitions, which is partially offset by interest income earned on cash balances. We expect interest expense and interest income to fluctuate in the future with changes in our debt obligations and changes in average cash balances and market interest rates.

Provision for (Benefit from) Income Taxes

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Based on available information, we believe it is more-likely-than-not that our deferred tax assets will be fully realized. Accordingly, we have not applied a valuation allowance against our net deferred tax assets for the tax years ended December 31, 2009 or 2010.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies, which are described in Note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Our primary source of revenue is subscription fees paid by our clients under subscription agreements. We believe that our subscription service comprises a single deliverable and therefore we recognize revenue from such arrangements ratably over the term of the agreement. We commence revenue recognition when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	delivery of the subscription or services to the client has commenced;

•	the collection of related fees is reasonably assured; and

•	the amount of related fees is fixed or determinable.

If a subscription agreement contains contingent or non-standard performance criteria to be met, we defer recognizing revenue until the satisfaction of such conditions. If a subscription agreement contains a discount or other contractual incentive, we recognize revenue net of any such amounts.

Executed agreements are used as evidence of an arrangement. Our subscription agreements are non-cancelable by either party and require us to provide membership services over a specific subscription term. Given that delivery occurs with the passage of time, we recognize subscription revenue ratably over the term of the subscription agreement. Our cash collectability is reasonably assured as our clients are generally required to pay their subscription fees before we provide the service or within a very short time period thereafter. We assess whether the fee is fixed or determinable based on each client’s respective agreement.

In structured acquisitions, we accept a payment from one or more clients to finance part or all of the acquisition. The accounting for structured acquisitions is complex and requires significant judgment on the part of our management. In structured acquisitions that result in the sale of a patent license, we may recognize revenue on a gross basis related to such sale. In circumstances where we substantively act as an agent to acquire patent assets from a seller on behalf of clients who are paying for such assets separately from their subscription agreements, we may treat the client payments on a net basis. As a result, there is no revenue recognized and the basis of the acquired patent assets excludes the amounts paid by the contributing clients based on our determination that we are not the principal in these transactions. In these situations, the contributing clients are typically defendants in an active or threatened patent infringement litigation filed by the owner of a patent. We are brought in to assist our clients to secure a dismissal from litigation and a license to the underlying patents.

Key indicators evaluated to reach the determination that we are not the principal in the transaction include:

•

the seller is generally viewed as the primary obligor in the arrangement, given that it owns and controls the underlying patent(s) and thus has the absolute authority to grant and deliver any release from past damages and dismissal from litigation, as well the general terms of the license granted;

•	we have no inventory risk as the clients generally enter into their contractual obligations with us prior to or contemporaneous with our entry into a contractual obligation with the seller;

•

we are not involved in the determination of the product or service specification and have no ability to change the product or perform any part of the service in connection with these transactions, as the seller owns the underlying patent(s); and

•	we have limited or no credit risk, as each respective client has a contractually binding obligation, and in many instances we collect the client contribution prior to making a payment to the seller.

Amortization of Patent Assets

We acquire patent assets from third parties using cash and contractual deferred payments. We capitalize the fair value of the acquired patent assets as intangible assets. Because each client receives a license to the vast majority of our patent assets, we are unable to reliably determine the pattern over which our patent assets are consumed. As a result, we amortize each patent asset on a straight-line basis. The amortization period is equal to the shorter of the asset’s estimated useful life and remaining statutory life. We estimate the useful life of these assets based upon the period of time over which we expect these assets to contribute directly or indirectly to our future cash flows, generally from 24 months to 60 months. We take into account various factors in making estimates regarding the useful life of our patent assets, including the applicability of the assets to future clients, the vesting period for current clients to obtain perpetual licenses to such patent assets and any contractual commitments by clients that are related to such patent assets. The assessment of many of these factors requires significant management judgment, and changes to these judgments could affect the amortization period of our patent assets and our results of operations. We periodically evaluate our estimates to assess any adjustments that may be required to the remaining useful life of our patent assets.

Accounting for Stock-Based Awards

We measure all stock-based payments to employees, including grants of stock options, based on the grant date fair value of the awards and recognize these amounts in our consolidated statement of operations over the period during which the employee is required to perform services in exchange for the award (generally over the vesting period of the award).

The following table summarizes the awards granted from our inception (July 15, 2008) through March 1, 2011:

Common Stock Valuation		Grant Date	Number of Shares Underlying Awards Granted	Exercise Price	Common Stock Fair Value per Share for Financial Reporting Purposes at Grant Date	Intrinsic Value per Share at Grant Date
Received	As of
November 10, 2008	September 30, 2008	November 19, 2008	1,782,739	$0.25	$0.24	$0.00
January 23, 2009	January 23, 2009	January 30, 2009	57,630	0.47	0.47	0.00
		April 8, 2009	656,665	0.47	0.47	0.00
December 8, 2009	October 8, 2009	December 16, 2009	970,239	1.02	1.02	0.00
		January 14, 2010	180,000	1.02	1.29	0.27
		February 11, 2010	414,496	1.02	2.00	0.98
May 7, 2010	March 31, 2010	May 11, 2010	351,111	2.38	2.38	0.00
		June 24, 2010	35,000	2.38	3.27	0.89
September 13, 2010	August 27, 2010	September 15, 2010	501,111	4.96	4.96	0.00
		October 21, 2010	1,279,203	4.96	6.37	1.41
November 15, 2010	October 31, 2010	November 16, 2010	1,077,500	6.63	6.63	0.00
January 20, 2011	January 18, 2011	January 20, 2011	1,452,116	9.85	9.85	0.00
		January 31, 2011	60,000	9.85	9.85	0.00

To estimate the fair value of an award, we use the Black-Scholes pricing model. This model requires inputs such as expected term, expected volatility and risk-free interest rate. These inputs are subjective and generally require significant analysis and judgment to develop. For all options granted to date, we calculated the expected term using the SEC simplified method. We determined that it was not practicable to calculate the volatility of our share price because our securities are not publicly traded, and therefore there is no readily determinable market value for our stock. Additionally, we have limited information on our own past volatility, and we have a limited operating history. Therefore, we have estimated the volatility data based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies. The estimated forfeiture rate is derived primarily from our historical data, and the risk-free interest rate is based on the yield available on United States Treasury zero-coupon issues similar in duration to the expected term of our stock options.

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
Risk-free interest rate	3.17%	2.46%	2.00%
Expected volatility	109%	122%	59%
Expected dividend yield	—	—	—
Expected term	5 years	6 years	6.2 years

The fair values of the common stock underlying our stock options have historically been determined by our board of directors with input from management, and our board of directors intended all options to be exercisable at a price per share not less than the per share fair market value of our common stock underlying those options on the date of grant. In the absence of a public trading market for our common stock, our board of directors has determined the fair value of the common stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to herein as the AICPA Practice Guide. Pursuant to the AICPA

Practice Guide, our board of directors determined the fair value of our common stock based in part on an analysis of relevant metrics, including some or all of the following for each grant date:

•	contemporaneous valuations of our common stock;

•	prices for our convertible preferred stock that we sold to outside investors in arm’s-length transactions, and the rights, preferences and privileges of our preferred stock and our common stock;

•	our financial condition and results of operations during the relevant period;

•	developments in our business, including growth in our business operations and membership base;

•	forecasts of our financial results; and

•

the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering or sale of our company, given prevailing market conditions and our relative financial condition at the time of grant.

When determining the fair value of our common stock based on our convertible preferred stock financings with third parties, the indicated equity value of our company calculated at the valuation date was allocated to the shares of convertible preferred stock and shares of common stock and the options to purchase common stock using an option pricing methodology. The option pricing method treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a strategic sale, merger or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the holders of preferred stock. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The option pricing method uses the Black-Scholes option pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then- current plans and estimates of our board of directors and management regarding a liquidity event. The aggregate value of the common stock derived from the option pricing method was then divided by the number of shares of common stock outstanding to arrive at the per share value. A discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the shares. This approach is consistent with the methods outlined in the AICPA Practice Guide.

Our board of directors determined the fair value of our common stock for purposes of grants of stock options from December 2009 through February 2010 primarily based on the valuation of our common stock as of October 8, 2009, pursuant to which the fair value of our common stock was estimated to be $1.02 per share. This valuation was primarily based upon the price set by the sale of shares of our Series B convertible preferred stock in July 2009 negotiated at an arm’s-length basis with a new venture capital firm leading the round, using the option pricing methodology described above, taking into account the additional rights, preferences and privileges of the Series B convertible preferred stock compared to the common stock and applying a discount for lack of control and marketability of 15%. The price per share for the Series B convertible preferred stock was $3.0019. As of September 30, 2009, we had only 16 clients and had acquired patent assets with a gross book value of $94.6 million. We experienced only modest growth in revenue in the quarter ended December 31, 2009 from the quarter ended September 30, 2009.

Our board of directors determined the fair value of our common stock for purposes of grants of stock options from May 2010 through June 2010 primarily based on the valuation of our common stock as of March 31, 2010, pursuant to which the fair value of our common stock was estimated to be $2.38 per share. This valuation relied primarily on the discounted cash flow analysis of the income approach when estimating our aggregate enterprise value at the valuation date. The income approach measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasted revenue and costs. We prepared a financial forecast for each valuation that took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. The comparable public company approach and the market multiples of publicly traded firms in the same or similar lines of business were utilized to derive a terminal value indication in the discounted cash flow analysis, but the comparable company approach was not used as a separate valuation methodology. The valuation applied a 20% discount for lack of marketability. Between October 9, 2009 and March 31, 2010, we added 23 new clients, for a total of 39 clients, and the gross book value of our patent assets grew to $138.2 million. This rate of growth exceeded our plan. Although we experienced substantial growth in revenue for our quarter ended March 31, 2010, the rate of our revenue growth was lower for the quarter ended June 30, 2010 and our net income was relatively flat in this quarter relative to the prior quarter.

Our board of directors determined the fair value of our common stock for purposes of grants of stock options from September 2010 through October 2010 based primarily on the valuation of our common stock as of August 27, 2010, pursuant to which the fair value of our common stock was estimated to be $4.96 per share. This valuation relied on (i) the discounted cash flow analysis of the income approach described above, combined with (ii) the implied equity value from a contemplated Series C round based on indications of a pre-money value range and investment amount from an interested third-party investor, using the option pricing methodology described above and taking into account the anticipated additional rights, preferences and privileges of the Series C convertible preferred stock compared to the common stock. This valuation applied a 20% discount for lack of marketability and a weighting of 75% toward the discounted cash flow analysis and 25% toward the Series C financing analysis based on the uncertainty over whether this financing round would close. From April 1, 2010 to August 27, 2010, our client base grew by an additional 18 clients to a total of 57 clients. As of June 30, 2010, the gross book value of our patent assets had grown to $157.5 million. While we experienced growth in revenue in each of the quarters ended June 30, 2010 and September 30, 2010, we also experienced substantial increases in cost of revenue and operating expenses as we acquired additional patent assets and built out our infrastructure.

Our board of directors determined the fair value of our common stock for purposes of grants of stock options in November 2010 based primarily on the valuation of our common stock as of October 31, 2010, pursuant to which the fair value of our common stock was estimated to be $6.63 per share. This valuation relied on the discounted cash flow analysis of the income approach described above, combined with the equity value implied by the sale of shares of our Series C convertible preferred stock sold in November 2010 at a price of $7.78 per share to a different third-party investor than contemplated above and our venture capital firms using the option pricing methodology described above and taking into account the additional rights, preferences and privileges of the Series C convertible preferred stock compared to the common stock. The price per share for the Series C convertible preferred stock and the terms of the transactions were the result of negotiations between us and the third-party Series C investor. This valuation applied a weighting of 50% toward the discounted cash flow analysis and 50% toward the Series C financing analysis and applied a 15% discount for lack of marketability. From August 27, 2010 to October 31, 2010, we added 11 new clients such that our client network totaled 68 clients. As of September 30, 2010, the gross book value of our patent assets had grown to $179.0 million. The valuation by our board of directors also took into account the timing of a potential public offering of our common stock and reduced discount for lack of marketability. We continued to grow our personnel infrastructure, including hiring Ms. Yen as our Executive Vice President in November 2010.

Our board of directors determined the fair value of our common stock for purposes of grants of stock options in January 2011 based primarily on the valuation of our common stock as of January 18, 2011, pursuant to which the fair value of our common stock was estimated to be $9.85 per share. This valuation relied on the discounted cash flow analysis of the income approach described above to estimate our aggregate enterprise value and also relied on the comparable public company approach to estimate our fair market value by applying market multiples of publicly-traded firms in similar lines of business to our results and projected results. This valuation applied a discount for lack of marketability of 7.5% to the comparable public company approach and 15.0% to the discounted cash flow approach. The valuation weighted the comparable public company approach at 80% and the discounted cash flow analysis at 20%. From October 31, 2010 through January 18, 2011, we added seven new members bringing our client network to 75 clients. As of December 31, 2010, the gross book value of our patent assets had grown to $188.4 million. The valuation by our board of directors also took into account the timing of a potential public offering of our common stock and reduced discount for lack of marketability. We also made further development on our proprietary web portal and elected Shelby Bonnie to our board of directors in January 2011.

Prior to the issuance of our financial statements for the year ended December 31, 2010 in connection with the initial filing of our registration statement on Form S-1, we decided to revise our estimates of the fair value of our common stock as of January 14, 2010, February 11, 2010, June 24, 2010 and October 21, 2010. The revised estimate of fair value for each of those dates was derived based on a linear increase of the estimated fair value of our common stock between the immediately previous valuation and the subsequent valuation. We use a linear increase method because we determined based on a review of events during each of the periods that no single factor changed or single event occurred that led to a change in the fair value of our common stock. As a result of reassessing the fair value of our common stock on such dates, we expect to record additional compensation expense, excluding the effect of forfeitures, of $1.9 million, of which $0.2 million was recorded in our financial statements for the year ended December 31, 2010.

Accounting for Income Taxes

We account for income taxes using the asset and liability approach, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of our assets and liabilities and for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The tax expense or benefit for extraordinary items, unusual or infrequently occurring items and items that do not represent a tax effect of current-year ordinary income are treated as discrete items and recorded in the interim period in which the events occur.

Our effective tax rate could be adversely affected by changes in federal, state or foreign tax laws, certain non-deductible expenses arising from stock-based awards and changes in accounting principles.

We are currently under examination by the IRS for the 2008 and 2009 tax years. The ultimate resolution of this examination is not expected to have a material impact on our financial statements.

Results of Operations

The following table sets forth, for the periods indicated, certain consolidated statements of operations data (in thousands). Our historical results are not necessarily indicative of our results of operations to be expected for any future period.

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
		(in thousands)
Revenue	$792	$32,822	$94,874
Cost of revenue	2,551	17,710	43,602
Selling, general and administrative expenses	2,595	10,250	23,917
Loss on sale of patent assets, net	—	—	536

Operating income (loss)	(4,354)	4,862	26,819
Interest expense, net	(796)	(4,369)	(2,776)
Other expense, net	—	(72)	12

Income (loss) before provision for (benefit from) income taxes	(5,150)	421	24,055
Provision for (benefit from) income taxes	—	(1,513)	10,184

Net income (loss)	$(5,150)	$1,934	$13,871

The following table sets forth, for the periods indicated, certain consolidated statements of operations data as a percentage of revenue. Our historical results are not necessarily indicative of our results of operations to be expected for any future period.

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
Revenue	100%	100%	100%
Cost of revenue	322%	54%	46%
Selling, general and administrative expenses	328%	31%	25%
Loss on sale of patent assets, net	—	—	1%

Operating income (loss)	(550)%	15%	28%
Interest expense, net	(101)%	(13)%	(3)%
Other expense, net	0%	0%	0%

Income (loss) before provision for (benefit from) income taxes	(650)%	1%	25%
Provision for (benefit from) income taxes	0%	(5)%	11%

Net income (loss)	650%	6%	15%

Years Ended December 31, 2009 and 2010

Revenue.    Our revenue increased by $62.1 million, or 189%, from $32.8 million for the year ended December 31, 2009 to $94.9 million for the year ended December 31, 2010. The increase was primarily the result of growth in our client network and the resulting recognition of revenue from clients that joined both during this period and prior to the start of this period. We expect our revenue growth to continue if we are successful in our efforts to add new clients and retain existing clients. However, we experienced substantial revenue growth in 2010, and we do not believe that the rate of revenue growth in 2010 compared to 2009 is representative of anticipated future revenue growth rates.

Cost of Revenue.    Our cost of revenue increased by $25.9 million, or 146%, from $17.7 million for the year ended December 31, 2009 to $43.6 million for the year ended December 31, 2010. The increase was primarily the result of additional amortization expense recorded from new patent acquisitions. The expenses incurred to maintain and prosecute patents and patent applications included in our portfolio were approximately $0.8 million and $0.7 million during 2009 and 2010, respectively.

Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $13.7 million, or 133%, from $10.2 million for the year ended December 31, 2009 to $23.9 million for the year ended December 31, 2010. The increase was primarily due to our headcount growth, which resulted in increased salaries and related expenses, including stock-based expenses, of an aggregate of $9.1 million and increased travel costs by $0.6 million. Our headcount increased from 27 at December 31, 2009 to 66 at December 31, 2010. Our legal and professional fees increased by $2.3 million mainly to support the due diligence for our patent acquisitions, recruiting efforts and expansion of our business. Our facility costs and other corporate expenses also increased by $1.6 million to support the growth of our business, including leasing of additional office space. In September 2010, we opened our Tokyo office to facilitate our development and management of client relationships with companies located in Asia. In August 2010, we launched our Client Relations group, which is focused on building deep relationships throughout our clients’ organizations, both to ensure that our clients’ current needs are being met and to serve as the vehicle for marketing additional, value-added patent risk management solutions as we develop them. We expect this team to grow significantly over the next year. As a result, we expect our selling, general and administrative expenses will increase in future periods, and we anticipate that such expenses will increase more rapidly than the growth of our revenue in 2011 as we continue to invest in the growth of our business and incur costs associated with being a public company.

Loss on Sale of Patent Assets, Net.    We incurred a loss of $0.5 million resulting from patent sale transactions during the year.

Interest Expense, Net.    Our interest expense, net decreased by $1.6 million, or 36%, from $4.4 million for the year ended December 31, 2009 to $2.8 million for the year ended December 31, 2010. The decrease was primarily due to decrease in our interest expense of $1.3 million, the result of a net reduction in outstanding principal balances caused by reduced use of acquisition-related debt and the amortization of existing debt. The decrease was also due to an increase in our interest income of $0.3 million primarily resulting from interest income earned on a note receivable.

Provision for Income Taxes.    We had a tax provision of $10.2 million for 2010, compared to a tax benefit of $1.5 million for 2009. The overall change in income taxes is the result of becoming profitable in 2010. Further, 2009 included the benefit of the release of the valuation allowance on the deferred tax asset of $1.5 million.

Period from Inception through December 31, 2008 and the Year Ended December 31, 2009

Revenue.    Our revenue was $0.8 million for the period ended December 31, 2008, which represented membership revenue earned during the year from six clients. Our revenue was $32.8 million for year ended December 31, 2009, which represented membership revenue earned during the year from 23 clients.

Cost of Revenue.    Our cost of revenue was $2.6 million for the period ended December 31, 2008, primarily representing the amortization cost for our patent asset portfolios held over this period. Our cost of revenue for the period ended December 31, 2008 also includes approximately $0.1 million of expenses incurred to maintain and prosecute patents and patent applications included in our portfolio. Our cost of revenue was $17.7 million for the year ended December 31, 2009 primarily representing the amortization cost for our patent asset portfolios held over the year. Our cost of revenue for the year ended December 31, 2009 also includes approximately $0.8 million of expenses incurred to maintain and prosecute patents and patent applications included in our portfolio.

Selling, General and Administrative Expenses.    Our selling, general and administrative expenses were $2.6 million for the period ended December 31, 2008, consisting of $1.5 million of salaries and related expenses including stock-based expenses, $0.2 million for the cost of marketing programs, $0.4 million for legal and professional fees, $0.3 million for travel costs, and $0.2 million for facility costs and other corporate expenses. Our headcount at December 31, 2008 was 15. Our selling, general and administrative expenses were $10.3 million for the year ended December 31, 2009, consisting of $6.8 million of salaries and related expenses including stock-based expenses, $0.7 million for cost of marketing programs, $1.2 million for legal and professional fees, $0.9 million of travel costs and $0.7 million for facility costs and other corporate expenses. Our headcount at December 31, 2009 was 27.

Interest Expense, Net.    Our interest expense, net was $0.8 million for the period ended December 31, 2008, primarily representing interest expense on notes payable and other deferred payment obligations related to the financing of our 2008 patent acquisitions. Our interest expense, net was $4.4 million for the year ended December 31, 2009, primarily representing interest expense on notes payable and other deferred payment obligations related to the financing of our 2008 and 2009 patent acquisitions.

Benefit from Income Taxes.    For the period ended December 31, 2008, we were in a loss position and recorded a valuation allowance against all of our deferred tax assets. For the year ended December 31, 2009, we concluded that it is more-likely-than-not that our deferred tax assets will be fully realized. We reversed the existing valuation allowance against our deferred tax assets, resulting in a benefit from income taxes.

Quarterly Results of Operations

The following table presents our unaudited consolidated statements of operations data for each of the eight quarters up to and including the period ended December 31, 2010. The quarterly data have been prepared on a basis consistent with the audited consolidated financial statements appearing elsewhere in this prospectus and include, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the financial information below. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results of operations for any future period.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	($ in thousands)
Revenue	$5,177	$8,858	$8,963	$9,824	$18,212	$21,835	$25,131	$29,696
Cost of revenue	3,699	4,198	4,805	5,008	7,733	10,216	12,401	13,252
Selling, general and administrative expenses	2,225	2,311	2,653	3,061	4,268	5,191	5,891	8,567
Loss on sale of patent assets, net	—	—	—	—	—	—	75	461

Operating income / (loss)	(747)	2,349	1,505	1,755	6,211	6,428	6,764	7,416
Interest expense, net	(1,040)	(1,145)	(1,150)	(1,034)	(840)	(714)	(645)	(577)
Other expense, net	—	(5)	—	(67)	—	—	—	12

Income / (loss) before benefit from income taxes	(1,787)	1,199	355	654	5,371	5,714	6,119	6,851
Provision for / (benefit from) income taxes	(810)	1,096	490	(2,289)	2,251	2,393	2,553	2,987

Net income / (loss)	$(977)	$103	$(135)	$2,943	$3,120	$3,321	$3,566	$3,864

The following table presents certain unaudited quarterly information as a percentage of our net revenue for each of the eight quarters up to the period ended December 31, 2010 on a historical basis. Our historical results are not necessarily indicative of our results of operations for any future period.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	71%	47%	54%	51%	42%	47%	49%	45%
Selling, general and administrative expenses	43%	26%	30%	31%	23%	24%	23%	29%
Loss on sale of patent assets, net	—	—	—	—	—	—	—	2%

Operating income / (loss)	(14)%	27%	17%	18%	34%	30%	27%	25%
Interest expense, net	(20)%	(13)%	(13)%	(11)%	(5)%	(3)%	(3)%	(2)%
Other expense, net	(0)%	(0)%	(0)%	(1)%	(0)%	(0)%	(0)%	(0)%

Income / (loss) before benefit from income taxes	(35)%	14%	4%	7%	29%	26%	24%	23%
Provision for / (benefit from) income taxes	(16)%	12%	5%	(23)%	12%	11%	10%	10%

Net income / (loss)	(19)%	1%	(2)%	30%	17%	15%	14%	13%

Comparison of Unaudited Quarterly Results

Revenue increased sequentially in each of the quarters presented, primarily due to the addition of new clients. The number of our clients grew from six at December 31, 2008 to 72 at December 31, 2010.

Our cost of revenue increased sequentially in each of the quarters presented, primarily due to increased amortization expense resulted from our acquisitions of patent assets.

Selling, general and administrative expenses increased sequentially in each of the quarters presented, primarily due to increased salaries and benefits associated with our headcount growth, increased legal and profession fees, facilities costs and other corporate expenses to support the growth of our business.

Our quarterly operating results are likely to fluctuate. Some of the important factors that could cause our quarterly revenue and operating results to fluctuate include:

•	our ability to attract new clients;

•	the timing and costs of our patent asset acquisitions;

•	client renewal rates;

•	the loss of clients, including through acquisitions or consolidations;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business and infrastructure;

•	general economic, industry and market conditions; and

•	gains or losses realized as a result of selling patents.

The effect of one or more of these factors might cause our operating results to vary widely. As such, we believe that our quarterly results of operations, including our revenue, cost of revenue and deferred revenue, may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

Since our inception, we have raised $64.4 million in a series of equity financings from venture capital firms and other investors. We raised $25.3 million in connection with our sale of Series A and Series A-1 convertible preferred stock in August 2008 through December 2008, $35.3 million in connection with our sale of Series B convertible preferred stock in July 2009 and $3.8 million in connection with our sale of Series C convertible preferred stock in November 2010. All of the proceeds from our sale of Series C convertible preferred stock were used to repurchase a small percentage of the shares owned by certain of our employees.

To date, substantially all of our operations and patent asset acquisitions have been financed through the sale of equity securities, subscription fees collected from our clients and seller financing. As of December 31, 2010, we had $46.7 million of cash and cash equivalents.

We believe our existing cash and cash equivalents and contractual payments due to us from existing members will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital needs will depend on many factors, including, among other things, our acquisition of patent assets, addition and renewal of clients, development of new solutions and performance of general and administrative activities. We anticipate an increased level of patent acquisition spending in 2011 as our business grows. Although we are not currently a party to any agreement or letter of intent regarding potential investments in, or acquisitions of, complementary businesses, we may enter into these types of arrangements, which could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

We will also incur costs as a public company that we have not previously incurred, including, but not limited to, costs and expenses for directors fees, increased directors and officers insurance, investor relations fees, expenses for compliance with the Sarbanes-Oxley Act of 2002 and rules implemented by the SEC and The Nasdaq Global Market, on which our common stock will be listed, and various other costs. The Sarbanes-Oxley Act of 2002 requires that we maintain effective disclosure controls and procedures and internal control over financial reporting.

The following table sets forth a summary of our cash flows for the periods indicated:

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
	(in thousands)
Net cash provided by operating activities	$14,652	$17,582	$120,134
Net cash used in investing activities	(23,181)	(23,537)	(72,361)
Net cash provided by (used in) financing activities	22,845	20,567	(30,045)
Cash and cash equivalents	14,316	28,928	46,656

Cash Flows from Operating Activities

Cash provided by operating activities primarily consists of net income adjusted for certain non-cash items including depreciation, amortization, stock-based compensation and the effect of changes in working capital and other activities. Cash provided by operating activities for the year ended December 31, 2010 was $120.1 million and consisted of net income of $13.9 million, adjustments for non-cash items of $44.6 million and $61.6 million provided by changes in working capital and non-current assets and liabilities. The change in working capital resulted primarily from an increase in the deferred revenue of $57.7 million. The increase in the deferred revenue is made up of $152.6 million, net of adjustments, billed to our clients offset by revenue recognized of $94.9 million in 2010. The increase in the deferred revenue is due to the significant growth in our membership from 23 clients as of December 31, 2009 to 72 clients as of December 31, 2010. We experienced a high rate of growth in our membership during 2010, and we may not be able to sustain this rate of growth in the future.

Cash provided by operating activities for the year ended December 31, 2009 was $17.6 million and consisted of net income of $1.9 million, adjustments for non-cash items of $17.6 million and $1.9 million used by changes in working capital and non-current assets and liabilities. The change in working capital resulted primarily from an increase in the deferred revenue of $4.6 million offset by a decrease in other assets and liability of $6.5 million. The increase in the deferred revenue is made up of $37.4 million of billings, net of adjustments, to our clients offset by revenue recognized of $32.8 million during 2009. The increase in the deferred revenue is due to the growth in our membership from six clients as of December 31, 2008 to 23 clients as of December 31, 2009.

Cash provided by operating activities for the period ended December 31, 2008 was $14.7 million and consisted of net loss of $5.2 million, adjustments for non-cash items of $2.6 million and $17.2 million provided by changes in working capital and non-current assets and liabilities. The change in working capital resulted primarily from an increase in deferred revenue of $16.9 million. The increase in the deferred revenue is made up of $17.7 million, net of adjustments, billed to our clients offset by revenue recognized of $0.8 million during 2008. The increase in the deferred revenue is due to the initial clients signing up during the period.

Cash Flows from Investing Activities

Cash used by investing activities primarily consists of cash flows from our acquisition and sale of patent assets and capital expenditures. Cash used by investing activities for the year ended December 31, 2010 was $72.4 million, the majority of which represented our acquisition of patent assets for the period. We expect our cash used for investing activities to increase in the future as we increase the level of patent acquisition spend. Cash used by investing activities for the year ended December 31, 2009 was $23.5 million and consisted of our acquisition of patent assets of $38.5 million offset by proceeds from the sale of patent assets of $15.0 million for the year. Cash used by investing activities for the period ended December 31, 2008 was $23.2 million, the majority of which represented our acquisition of patent assets for the period.

Cash Flows from Financing Activities

Cash used by financing activities for the year ended December 31, 2010 was $30.0 million, the majority of which represented repayment of our debt obligations, which consist of seller financing for our patent asset acquisitions. Cash provided by financing activities for the year ended December 31, 2009 was $20.6 million, primarily the result of the net receipts of $33.8 million from the sale of Series B convertible preferred stock and the repayment of our debt obligations of $13.3 million for the year. Cash provided by financing activities for the period ended December 31, 2008 was $22.8 million, primarily the result of the net receipts of $10.1 million from the sale of Series A convertible preferred stock and the net receipts of $15.1 million from the sale of Series A-1 convertible preferred stock. This was offset by repayment of our debt obligations of $2.4 million for the period.

Contractual Obligations and Commitments

The following summarizes such contractual obligations as of December 31, 2010:

	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Notes payable	$7,579	$—	$—	$—	$7,579
Contractual interest payment on notes payable	288	—	—	—	288
Other obligations(1)	10,948	5,056	—	—	16,004
Lease commitments	1,350	2,118	—	—	3,468

Total	$20,165	$7,174	$—	$—	$27,339

(1)	When we obtain seller financing, we typically agree to make an initial payment to the seller when we execute the patent acquisition agreement and to make deferred contractual payments in the future.

Off Balance Sheet Arrangements

On December 12, 2008, in connection with the acquisition of certain patent assets from an unaffiliated third party in an arm’s-length transaction, we agreed to make a one-time payment of $5.0 million in the event we earn $170.0 million of annual membership and licensing revenues in any calendar year. This acquisition occurred early in our operating history, and we believed that providing this contingent payment was necessary to complete the acquisition at the negotiated purchase price.

On September 10, 2010, we entered into certain agreements with a special purpose entity formed for the sole purpose of acquiring specific patent assets that had been made available for sale by an unaffiliated third party. There is a substantial amount of uncertainty around the sale process, and there is no way to predict whether the entity will be successful in acquiring the patent assets. Should the entity be successful in acquiring the patent assets, we have agreed to make a $5.0 million investment in the equity securities of the entity and serve as the exclusive licensing agent for the entity. No such investment had been made as of December 31, 2010.

As of December 31, 2010, we did not have any other relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance-sheet arrangements or other contractually narrow or limited purposes.

In the patent sale transactions that we have completed, we agreed to indemnify and hold harmless the buyer for losses resulting from a breach of representations and warranties made by us. The terms of these indemnification agreements are generally perpetual. The maximum amount of potential future indemnification is unlimited. To date, we have not paid any amounts to settle claims or defend lawsuits. We do not indemnify our clients for patent infringement.

In accordance with our amended and restated bylaws and certain contractual obligations, we also indemnify our board of directors and certain officers and employees for certain events or occurrences, subject to certain limits, while the director, officer or employee is or was serving at our request in such capacity. The term of the indemnification period is indefinite. The maximum amount of potential future indemnification is unspecified. We have no reason to believe that there is any material liability for actions, events or occurrences that have occurred to date.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

Our subscription agreements are denominated in United States dollars, and therefore, our revenue is not currently subject to significant foreign currency risk. Our expenses are incurred primarily in the United States, with a small portion of expenses incurred and denominated in the currencies where our other international offices are located. Our results of operations and cash flows are therefore subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro and Japanese yen relative to the United States dollar. During the year ended December 31, 2010, a 10% appreciation or depreciation in the value of the United States dollar relative to the other currencies in which our expenses are denominated would not have had a material impact on our financial position or results of operations. To date, we have not entered into any foreign currency hedging contracts.

Interest Rate Sensitivity

We had cash and cash equivalents of $46.7 million at December 31, 2010. These amounts were held primarily in cash and money market funds that are short-term in nature. Cash and cash equivalents are held for working capital purposes and restricted cash amounts are held as security against credit card deposits and various lease obligations. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had fallen by 10% in the year ended December 31, 2010, our interest income would not have been materially affected.

Effect of Inflation

We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2008, 2009 or 2010. There can be no assurance that future inflation will not have an adverse impact on our operation results and financial condition.

Fair Value of Financial Instruments

We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments that approximate their fair values due to their short period of time to maturity. We do not have any cash invested in auction rate securities. We do not use derivative financial instruments for speculative or trading purposes.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurement (Topic 820)—Fair Value Measurements and Disclosures (ASU 2010-06). This update will require (i) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers and (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements using Level 2 and Level 3 inputs. This new accounting standard will be effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements related to the purchases, issuances and settlements in the roll-forward activity of Level 3 fair value measurements. This was effective for fiscal years beginning after December 15, 2010. We do not believe that the adoption of this accounting standard will have a material impact on our consolidated financial statements and related disclosures.

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 relates to revenue recognition of multiple element arrangements. The guidance states that if vendor-specific objective evidence or third-party evidence of fair value for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The accounting guidance will be applied prospectively and will become effective for fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of this accounting guidance on our consolidated financial statements.

BUSINESS

Overview

RPX helps companies reduce patent-related risk and expense. Products and services in today’s economy increasingly incorporate innovative and complex technologies that are subject to a growing number of issued patents. As a result of this technology and patent proliferation, companies of all sizes can face significant challenges managing the risks and expenses arising from claims that their products and services infringe on patents owned by others.

We believe the process by which value is transferred from users to owners of patents lacks key attributes of more developed markets, such as an open exchange to execute transactions, transparent pricing information and broadly accepted standard contract terms. Because an orderly and efficient market for the exchange of patent value has yet to develop, this transfer of value is currently driven by litigation or the threat of litigation. Patent litigation today is a multi-billion dollar industry.

Our patent risk management solution facilitates more efficient exchanges of value between owners and users of patents compared to transactions driven by actual or threatened litigation. The core of our solution is defensive patent aggregation, in which we acquire patent assets that are being or may be asserted against our current and prospective clients. We then license these patent assets to our clients to protect them from potential patent infringement assertions. We believe our solution allows clients to mitigate patent risk at a lower cost than they would be able to achieve through other approaches. We also provide our clients with access to our proprietary patent market intelligence and data. Our solution offers the following benefits to our clients:

•

Reduced Risk of Patent Litigation – Clients reduce their exposure to patent litigation because we continuously assess patent assets available for sale and acquire many that are being or may be asserted against our clients or potential clients. Our clients have no litigation risk related to the patent assets that we own.

•

Cost-Effective Licenses – Our annual subscription fee is based on a client’s historical financial results and is subject to a cap. Accordingly, our subscription fee is predictable for our clients. We believe our approach to pricing is different than the pricing strategies of traditional patent licensing businesses, which generally negotiate license fees based on the perceived relevance of their various patent portfolios to each licensee. We believe our approach to pricing also provides clients with non-exclusive license rights to our large and growing portfolio of patent assets at a lower cost than they would have paid if these patent assets were owned by other entities.

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Reduced Patent Risk Management Costs – Clients can reduce their ongoing patent risk management costs by supplementing their internal resources with our database of information and extensive transaction experience relating to the patent market. We actively monitor the patent market to understand the availability of patent assets for sale or license, the identity of the owners and licensors of these assets, the terms by which they may be available and the technologies to which these assets apply. We also track relevant litigation activity and identify key participants and trends in the patent market. As part of their subscription, our clients have access to this information through our proprietary web portal and through discussions with our client relations team.

Our business model aligns our interests with those of our clients. We do not and will not initiate patent litigation, which enables us to develop strong and trusted relationships with our clients. As a result, our revenue has grown rapidly, from $0.8 million in 2008 to $32.8 million in 2009 and $94.9 million in 2010, and we attained profitability in 2009, our first full fiscal year of operations. Our net income increased from a net loss of $5.2 million in 2008 to net income of $1.9 million in 2009 and $13.9 million in 2010. As of December 31, 2010, we had a network of 72 clients, including some of the world’s most prominent technology companies, such as Cisco Systems, Inc., Google Inc., Nokia Corporation, Panasonic Corporation, Samsung Electronics Co., Ltd., SAP AG, Sharp Corporation, Sony Corporation and Verizon Communications Inc.

The Market

The United States Constitution empowers Congress “to promote the progress of science and the useful arts by securing for limited times to authors and inventors the exclusive right to their respective writings and discoveries” through the grant of patents. Patent rights are a key component of a knowledge-based economy and are assets that can be bought, sold or licensed. We refer to the market in which participants exchange value related to patents as the “patent market.”

Today, patent litigation is a significant part of the patent market and is a multi-billion dollar industry. Based on our own analysis and data from independent third parties, we estimate that there were patent claims filed against more than 40,000 defendants, including companies that were sued more than one time, in the United States from 2005 through 2010. The costs to defend and resolve a patent litigation claim can vary widely. The costs can range from modest, such as $50,000 for nuisance suits, to substantial, such as tens of millions of dollars or more in the most complex cases. Based on these metrics, we estimate that litigation-related expenses in the patent market totaled tens of billions of dollars in the United States from 2005 to 2010.

Patent litigation risk plagues operating companies of all sizes and has the potential to significantly disrupt business activities and distract from normal business operations. Both large and small companies can be affected by major verdicts or high settlement costs. Smaller companies may also find that the expense associated with defending against a patent assertion can have a significant adverse financial impact. We believe the extensive use of litigation and the threat of litigation prevents efficient transactions between the principal participants in the market: patent owners and operating companies.

Monetization of Patents

Historically, the following fundamental attributes of patents have enabled patent monetization:

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Patents Provide a Limited Monopoly – In exchange for public disclosure of an invention, a patent owner is granted a monopoly over the use of a patented invention for a specified period, typically 20 years. Patent rights are negative rights, meaning that they generally enable a patent owner to exclude others from commercial exploitation of a patented invention, regardless of whether the patent owner has the resources to manufacture or commercialize the invention.

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Patents Confer Negative Rights – As the owner of a negative right, a patent owner has recourse through litigation to prevent others from using, making or selling the patented invention. Even when the patented invention is only a component of a broader product or service, the negative right can be enforced against any product or service that incorporates the component.

•	Patents May Be Licensed – A patent owner can authorize use of the patented invention by one or more parties, typically in exchange for licensing fees.

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Patents Are Assets That Can Be Transferred – A patent can be sold, in which case the negative right and monopoly associated with the patented invention are transferred to the buyer. When a patent is sold, the buyer’s negative rights are constrained by licenses granted by previous owners.

More recently, several developments have increased opportunities for patent monetization and created an environment that is more favorable to investing in patents for the purpose of generating financial returns. These developments include:

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Improved Search Capabilities – The entire database of United States patents is now searchable on the Internet, enabling patent investors to quickly identify patents and their owners. The Internet also makes it much easier for patent owners to identify and research products and services that may relate to their patents.

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Increasing Rate of Issuance of Technology Patents – From 1991 through 2000, 303,220 patents were issued with class code identifiers that we classify as technology-related patents. From 2001 through 2010, 682,086 patents were issued in the same class codes.

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Overlap of Technology Patents – Because inventors can patent incremental improvements to existing inventions, multiple patents can apply to single components of a product or service. Consequently, multiple patent owners may seek to extract license fees related to a single product or service. One example of this overlap of patents is semiconductor technology known as DRAM. Today, there are over 6,200 issued United States patents with “DRAM” specifically listed as a claim element. These DRAM patents span design, fabrication, testing and component technology including dies, capacitor, memory cells, transistors, integrated circuits, substrates and packaging. Each of those aspects may be covered by multiple patents that could be infringed by a DRAM semiconductor device or downstream product. Potential infringement of these patents could occur by anyone who makes, uses or sells a product using this technology.

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Technology Convergence – Modern products and services incorporate numerous technology components. The evolution of mobile devices provides an example. Based on our research, we believe there are more than 250,000 active patents relevant to today’s smartphones, a significant increase compared to our estimate of approximately 70,000 patents that were active and relevant to mobile phones in 2000. This growth can be attributed to the expanded set of features and functionality incorporated in today’s smartphones, including touchscreens, internet access, streaming video, media playback, application store readiness and other web-based services, and WiFi connectivity options.

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More Companies Employing Patented Technologies – A growing number of companies, including non-technology companies, make, use and sell products or services that utilize patented inventions. For example, consumer banks now offer online bill pay as a standard feature, which relies on complex technologies that may be subject to many patents.

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Specialized Appellate Court for Patent Cases – The United States Court of Appeals for the Federal Circuit was created in 1982 to serve as the central appellate venue for patent-related cases. We believe this centralization of patent-related appeals has resulted in a more uniform application of patent law. In addition, various federal district courts have adopted patent-specific rules of procedure to facilitate patent litigation. These factors have created a more attractive environment for patent assertions.

All of these developments have caused significant capital to flow to companies specifically formed to acquire and monetize patent assets.

Emergence and Growth of NPEs

NPEs do not create or sell products or services, but instead exist to monetize patents through licensing and litigation. Some NPEs obtain patents through their own research and development efforts, while others accumulate patents through acquisitions. NPEs have become a major factor in the patent market and an important source of liquidity for patent owners.

Operating companies can incur significant costs to defend themselves against patent assertions by NPEs. At a minimum, companies faced with an assertion must respond to the assertion letter and evaluate the patents being asserted. If the assertion proceeds to trial, costs grow substantially. NPEs generally do not create or sell their own products or services and therefore are not susceptible to counter assertion, a common defensive strategy in patent disputes between operating companies.

We believe the annual costs incurred by operating companies to defend and resolve patent infringement cases initiated by NPEs are currently in the billions of dollars. Based on our internal analysis, we believe there were over 600 patent infringement cases filed by NPEs in 2010 against more than 4,000 defendants, which comprised over 2,000 unique companies, some of which were sued more than once. Most cases are resolved prior to trial but still result in significant defense and settlement costs. For cases that reached summary judgment or trial, a study of over 1,500 final decisions found that damages awarded to NPEs had a median value of $12.9 million during 2002-2009.

We believe that the amount of capital raised by NPEs is currently in the billions of dollars. Some of the large awards and settlements received by NPEs have resulted in extensive media coverage, contributing to a significant influx of capital into the patent market. PatentFreedom, a patent information research organization, has identified and profiled over 380 distinct NPEs as of January 1, 2011. In addition, many individual inventors and universities are also using litigation to monetize patents.

Challenges for Operating Companies

The recent developments in the patent market and the increased activity of NPEs create challenges for operating companies in managing patent risk. We believe the process by which patent value is transferred lacks key attributes of more developed markets. These missing attributes include (i) an open exchange to execute transactions, (ii) transparent pricing information and (iii) incentives that encourage outcomes driven by economic factors rather than legal considerations.

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No Open Exchange for Executing Transactions – There is no forum or exchange in the patent market where market participants can openly indicate interest in patent assets, observe the interests of others and engage in an efficient price discovery process. As a result, interactions between market participants are generally limited to one-on-one discussions between patent owners and potential patent users that are not visible to other participants in the market. This market structure inhibits the ability of operating companies to share resources and pool risks to mitigate their exposure to patent assertions.

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Difficulty of Assessing Patent Value – The relevance of a patent to the products or services of a specific operating company is subject to interpretation. This interpretation can lead to large differences in the perceived value of a patent. While pricing transparency has developed for other unique and hard-to-value assets, such as real estate and art, this development has not yet occurred in the patent market. The lack of pricing transparency in the patent market means there is very limited historical data related to patent transactions, and we believe this lack of historical transaction data contributes to the use of litigation to resolve differences regarding the applicability and value of patents.

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Litigation-Based Incentives – Many transactions in the patent market are based on actual or threatened litigation, particularly when the patent owner is an NPE. The adversarial context of such negotiations can create agency conflicts, as defense counsel typically earn greater fees when litigation proceedings are prolonged. The prevalence of litigation in the patent market also inhibits information sharing and adds to the inefficiencies in the market. For example, we believe operating companies often avoid expressing interest in patents because doing so may alert patent owners that the operating companies perceive risk related to those patents, which in turn may encourage the patent owner to initiate litigation.

Faced with these challenges, operating companies have employed several alternatives to mitigate their risk of patent infringement claims. The approaches employed by operating companies generally involve unilateral actions and are expensive, time consuming and difficult to implement effectively. The most common approaches include:

Proactive Approaches

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Acquire Licenses to Relevant Patents – Operating companies can approach patent owners before litigation and attempt to obtain a license to patents they deem relevant to their products or services. Given the large volume of patents that may need to be licensed to cover an operating company’s products or services, this approach is often not economically viable.

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Develop an Internal Patent-Buying Program – Operating companies can acquire relevant patents through direct negotiation with patent owners. Although this approach has the potential to reduce the risk of patent infringement assertions, it generally requires a significant investment of time and resources to identify and attempt to acquire the relevant patents. In addition, for the operating company to acquire the patent, it must pay enough to compensate the patent owner for foregoing opportunities to monetize the patent from other companies, which makes this approach expensive.

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Organize a Patent Acquisition Consortium – Some operating companies have tried to overcome the difficulties of acquiring patent assets individually by organizing a consortium to purchase patent assets relevant to multiple operating companies. We believe the effectiveness of this approach is limited, as operating companies are reluctant to cooperate and share information with current and potential competitors.

Reactive Approaches

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Settle Rapidly – When patents are asserted against operating companies, defendants may attempt to reduce their legal costs and remove the risk of a large adverse verdict by quickly reaching a settlement. However, by offering to settle, operating companies may signal that they perceive significant risk from the patent, potentially impair their litigation defense strategy and possibly establish themselves as easy targets for future assertions.

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Defend Vigorously – Operating companies may elect to pursue a “fight hard” strategy in which they forego early settlement and proceed through litigation or patent re-examination. Operating companies pursuing this strategy may do so in order to establish reputations as difficult targets. However, litigation may lead to large adverse verdicts and settlements that attract attention to an operating company as a potentially lucrative target. This strategy also requires spending considerable time and resources on litigation, which can be distracting to management, customers and investors.

Our Solution and Benefits to Our Clients

We have pioneered an approach to help operating companies mitigate and manage patent risk and expense by serving as an intermediary through which they can participate more efficiently in the patent market. Operating companies that join our network pay an annual subscription fee and gain access to our patent risk management solution. Clients also gain access to the information we gather as part of our active monitoring of the patent market and related litigation activity. The subscription fee is based on a capped fee schedule that is tied to a client’s revenue or operating income and remains in place over the life of a membership, with adjustments limited to Consumer Price Index increases. By offering a fee schedule that does not change based on our patent asset acquisitions, we divorce the amount of fees charged from the value of our patent assets. We believe our pricing structure creates an alignment of interests with our clients, allowing us to be a trusted intermediary for operating companies in the patent market.

Defensive Patent Aggregation

The core of our solution is defensive patent aggregation, in which we acquire patent assets that are being or may be asserted against our current and prospective clients. We then license these assets to our clients to protect them from potential patent infringement assertions. As of December 31, 2010, we had deployed over $250 million to acquire our portfolio of patent assets. We acquire patent assets from multiple parties, including operating companies, individual inventors, NPEs and bankruptcy trustees. We also acquire patent assets in different contexts, including when they are made available for sale or license by their owners or to resolve threatened or pending litigation against our clients or prospective clients.

We have not asserted and will not assert our patents. We have never initiated patent infringement litigation, and our clients receive guarantees that we will never assert patents against them. We consider this guarantee to be of paramount importance in establishing trust with our clients. In addition, because we are not at risk from infringement claims, we are able to engage in more transparent discussions regarding the value of patent assets with patent owners. Our ability to engage in transparent discussions with both operating companies and patent owners allows us to act as an effective intermediary between participants in the patent market. As a result, we provide a conduit through which value can flow between market participants at lower transaction costs than is typically the case when patents are monetized through litigation or the threat of litigation.

As a part of our solution, we provide extensive patent market intelligence and data to our clients. Clients can access this market intelligence and data through our proprietary web portal and through discussions with our client relations team. This market intelligence and data helps our clients better understand past and potential patent acquisition transactions, relevant litigation activity and key participants and trends in the patent market.

Benefits to Our Clients

In general, operating companies join our network to reduce their risk of patent litigation and the expected costs associated with patent risk management. In exchange for an annual subscription fee, which in some instances has been less than the costs associated with a single patent assertion, our clients gain access to the following benefits:

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Reduced Risk of Patent Litigation – Clients reduce their exposure to patent litigation because we continuously assess patent assets available for sale and acquire many that are being or may be asserted against our clients or potential clients. Our clients have no litigation risk related to the patent assets that we own.

•

Cost-Effective Licenses – Our annual subscription fee is based on a client’s historical financial results and is subject to a cap. We believe our approach is different than the pricing strategies of traditional patent licensing businesses, which generally negotiate license fees based on the perceived relevance of their various patent portfolios to each licensee. We believe our approach to pricing also provides clients with non-exclusive license rights to our large and growing portfolio of patent assets at a lower cost than they would have paid if these patent assets were owned by other entities.

•

Reduced Patent Risk Management Costs – Clients can reduce their ongoing patent risk management costs by supplementing their internal resources with our database of information and extensive transaction experience relating to the patent market. We actively monitor the patent market to understand the availability of patent assets for sale or license, the identity of the owners and licensors of these assets, the terms by which they may be available and the technologies to which these assets apply. We also track relevant litigation activity and identify key participants and trends in the patent market. As part of their subscription, our clients have access to this information through our proprietary web portal and through discussions with our client relations team.

Our Competitive Strengths

We have pioneered a patent risk management solution focused on reducing patent-related risk and expense for operating companies. We believe we are the only for-profit company approaching patent risk management from this perspective. Our business model incorporates attributes that we believe provide us with key competitive strengths.

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Alignment of Interests With Our Clients – Our business model aligns our interests with those of our clients. We have not asserted and will not assert our patents. We generate revenue from subscription fees that are based on our published fee schedule rather than the value of the patent assets we acquire or the potential costs associated with defending against assertions related to our patent assets. As a result, we have relationships with our clients that are based on trust, enabling them to communicate with us without concern that the information shared will be used against them.

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Network Effect – As we add new clients, we generate new subscription fees that can be used to fund additional acquisitions of patent assets. These acquisitions enable us to further add new clients and to deliver greater value to our existing clients.

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More Transparent Valuation Discussions – Most participants in the patent market either assert patents or face patent assertions. Because we do not assert patents and are not likely to have patents asserted against us, we are able to have more open and transparent discussions about the value of patent assets than other market participants whose discussions are directly affected by litigation or the threat of litigation.

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Patent Market Expertise – Since our inception, we have been refining our processes for identifying potentially valuable patent assets, analyzing and evaluating those assets and executing transactions to acquire rights to those assets. We have developed an extensive set of skills, relationships, historical transaction data and methodologies for valuing patent assets.

Our Strategy

Our mission is to transform the patent market by establishing RPX as the essential intermediary between patent owners and operating companies. Our strategy is to take advantage of the network effect of our business model by pursuing the following:

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Growing Our Client Network – We intend to grow our client network by continuing to develop relationships with companies that have experienced NPE-initiated patent litigation and continuing to demonstrate the value of our patent risk management solution.

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Acquiring Additional Patent Assets – We intend to continue to acquire patent assets that are being or may be asserted against current and prospective clients and to increase our role and expertise in the patent market. We believe our disciplined approach to valuing and acquiring patent assets will allow us to continue to deploy our capital in an efficient and effective manner to maximize the patent risk management benefits to our clients.

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Enhancing Client Relations – We intend to continue to expand our client relations team to ensure we deliver the highest levels of service and support to our clients, which we expect will drive client satisfaction and assist in our efforts to retain clients as their subscription agreements come up for renewal. In addition, we intend to enhance our proprietary web portal to provide our clients with the most current intelligence and data on patent acquisition opportunities, relevant litigation activity and key participants and trends in the patent market.

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Providing Additional Solutions – We believe we can generate additional sources of revenue by offering complementary solutions that further mitigate patent risks and expenses for operating companies. We intend to develop new solutions that will increase the value we provide for our current and prospective clients. For example, we intend to facilitate joint defense agreements and cross-licensing arrangements among our clients. A joint defense agreement is an agreement among multiple defendants in a lawsuit to appoint one legal counsel or group of legal counsel to represent multiple defendants. A cross-licensing arrangement is an agreement among two or more parties to license some or all of their patent portfolios to each other. As part of our potential joint defense solution, we are developing a plan to establish a risk-retention group to help our clients cover costs incurred in defending patent infringement claims.

Our Client Network

We have built a network of clients that includes some of the world’s most prominent technology companies, as well as many smaller and emerging companies. Our client network has grown rapidly since our inception, with six client additions in 2008, 17 in 2009 and 49 in 2010. As of December 31, 2010, we had 72 clients.

We believe our patent risk management solution is broadly applicable to companies that design, make or sell technology-based products and services as well as to companies that use technology in their businesses. Our clients are active in a broad range of industries including consumer electronics, personal computers, e-commerce, software, media content and distribution, mobile communications and handsets, networking and semiconductors.

New Client Acquisitions

Our membership team identifies potential clients by prioritizing operating companies that have been subject to patent infringement claims initiated by NPEs. The membership team is responsible for educating potential clients on the benefits of our solution and explaining how our solution mitigates patent risk and expense. After we have communicated our business model to a prospective client, we invest considerable resources learning about the company’s business, providing information about the patent market and developing a relationship of trust with the executives responsible for patent-related matters. We also proactively monitor litigation activity related to each of our clients and certain prospective clients to help us direct our patent asset acquisition and membership sales efforts. In addition, we conduct a variety of marketing efforts to establish ourselves as a leading source of information in the patent market, including industry conferences and seminars, public relations and industry research.

Client Retention and Client Relations

After a company has become a client, the maintenance of the relationship is handled by our client relations team. One of the primary responsibilities of our client relations team is to maintain a dialogue with senior executives of our clients so we can better understand their patent risk profiles. Our continued success and our ability to retain clients depends on our ability to demonstrate that our patent risk management solution enables clients to avoid costs that, in aggregate, exceed their subscription fees. We refer to this concept as return on investment, or ROI.

Our client relations team also provides clients with patent market intelligence, updates on our patent asset acquisitions and assessments of the ROI delivered over the term of their memberships. We provide this information through direct discussions with our clients and also share information with them through our proprietary web portal. We believe our frequent interactions allow us to optimize our patent asset acquisition decisions, which lead to a more compelling ROI for our clients, thus supporting our client retention efforts.

Subscription Fees and Agreements

We charge our clients an annual subscription fee according to a published fee schedule that is independent of the value of our patent portfolio. We calculate each client’s subscription fee using its fee schedule and its normalized operating income, or NOI, which we define as the greater of (i) 5% of the client’s most recently reported fiscal year’s revenue and (ii) the average of the three most recently reported fiscal years’ operating income of the client. Each client’s annual subscription fee is reset yearly based on its revenue and operating income for its most recently completed fiscal years. The fee schedule is effective for the term of each client’s initial agreement and for all renewal terms, subject to our limited ability to make adjustments based on the Consumer Price Index. Our fee schedule as of December 31, 2010 had a subscription fee ceiling of $5.2 million and floor of $38,500. We began introducing a new fee schedule in February 2011 with a subscription fee ceiling of $6.6 million and floor of $60,000. In some circumstances, we may offer a discount to our fee schedule to encourage multi-year commitments, referrals of new clients or for other client-specific reasons. As of December 31, 2010, the terms of our subscription agreements ranged from one to five years, but were more commonly two or three years.

Upon initial subscription, to the extent that we are contractually able, clients receive a term license for the period of their membership to, and a release from all prior damages associated with, patent assets in our portfolio. Clients also receive a limited right to purchase certain of our patent assets for defensive purposes in the event of a patent infringement suit brought against a client by a third party. In addition, clients receive term licenses to substantially all of the patent assets we acquire during the period of their membership. Our subscription agreements also include a vesting provision that converts a client’s term licenses into perpetual licenses on a delayed rolling basis as long as the company remains an RPX client. Accordingly, clients who continue to subscribe to our solution receive perpetual licenses to an increasing number of our patent assets over time. For example, if a client has a vesting term of three years, on the third anniversary of becoming a client, the client will receive a perpetual license for all of the patent assets we held as of the date of such client’s original subscription. On each day thereafter, so long as the company continues to be a client, it will vest and receive a perpetual license for those patents that we held three years prior to such date. Under this example, when the company has been an RPX client for four years, the company will hold a term license on patent assets we acquired in the last three years and a perpetual license for patent assets we acquired prior to the last three years. We believe this vesting arrangement provides a compelling incentive for clients to renew their subscriptions.

Our Patent Asset Portfolio and Patent Asset Acquisition Strategy

We acquire patent assets that are being or may be asserted against current or prospective clients. As of December 31, 2010, we had deployed over $250 million to assemble a portfolio of patent assets. In approximately half of our patent acquisitions through December 31, 2010, we acquired outright ownership rights. For the remainder, we acquired the right to grant sublicenses to patents that are owned by others. As of December 31, 2010, approximately two-thirds of our patent assets, based upon acquisition price, were acquired from brokers or other entities seeking to sell patent assets, while the balance were acquired out of litigation. The substantial majority of our over 50 acquisitions through December 31, 2010 involved patent assets that we believed were relevant to multiple clients and/or prospective clients and were funded with our own capital resources, which consist of equity financing, subscription fee collections and seller financing. For the period from inception through December 31, 2010, the focus of our patent asset acquisition efforts has been in the following market sectors: consumer electronics, personal computers, e-commerce, software, media content and distribution, mobile communications and handsets, networking and semiconductors.

We apply a disciplined and proprietary methodology to valuing patents that is based primarily on our judgment regarding the costs our clients might incur from potential assertions of those patents if we were not to acquire them. A number of factors are involved in our valuation methodology, including the degree to which patent claims may describe technologies incorporated in clients’ products or services, the revenues our clients generate from products or services potentially affected by the patents, the extent to which the patents would be attractive to NPEs, and the legal quality of the patents and their likely validity. As part of our approach, we also consider the degree to which we have already acquired patent assets that were being or may be asserted against each of our clients.

Because each acquisition of a patent asset may create value for more than one client, we believe our acquisitions of patent assets create a network effect: the more patent assets we acquire results in greater patent risk mitigation for our clients, which we believe leads to greater opportunities to retain and grow our membership base.

Our patent analysts, members of our acquisitions team and our acquisitions committee employ a rigorous and disciplined approach to evaluate acquisition opportunities. When considering the acquisition of patent assets outside the context of an assertion or litigation, the key steps in this process include:

•	Initial Screen – A patent analyst reviews the basic patent information to form a general assessment of the portfolio’s alignment with current and prospective client interests.

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Detailed Review – If the opportunity passes through the initial screen, a patent analyst reviews, analyzes and assesses the key independent claims of each patent being considered, materials provided by the seller and the possible assertion threat to our current and prospective clients. Our acquisitions team and patent analysts meet weekly to discuss and determine which potential acquisitions will advance to the next step of the evaluation process.

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Valuation Analysis – For potential acquisitions that pass the detailed review, our acquisitions team employs our proprietary valuation methodology to determine the maximum value at which we can support an acquisition.

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Acquisitions Approval Committee Review – The acquisitions approval committee, composed of members of our senior management, meets regularly to consider the acquisition of patent assets that have passed all prior screens. The committee reviews the patent and valuation analyses and considers the effect of the potential acquisition on our operating results prior to approving the pricing terms of any potential offer.

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Negotiation and Closing – Following the approval of a bid amount and other acquisition terms, the acquisitions team makes an offer and negotiates to close a transaction. Once there is agreement with the seller regarding price and other terms, the acquisitions team coordinates extensive confirmatory diligence, which may include the completion of a detailed title review.

In situations where patents are already being asserted or litigated against our current or prospective clients, the evaluation process begins with the second step, our detailed review.

In some circumstances, we may consult with third-party experts to supplement our evaluation efforts, though our use of these consultants is not significant to our overall expenses and operation. Depending on the value of the transaction, the complexity of the evaluation process, the number of patent assets in the portfolio and the quality of the information provided by the seller, the patent acquisition process can range from as short as several weeks to more than six months.

We believe our position as a leading acquirer of patent assets gives us extensive access and visibility into the patent market. We closely track patent assets that become available on the market and, as of December 31, 2010, we had reviewed more than 2,000 patent portfolios since our inception. We believe our position in the market gives us direct access to a diverse group of patent sources, including brokers, individuals, companies, universities and law firms, all of which are familiar with our approach and acquisition criteria. We believe this familiarity provides us early notice of patent portfolios that are entering the market.

Competition

In our efforts to attract new clients and retain existing clients, we compete primarily against established patent risk management strategies within those companies. Companies employ a variety of other strategies to attempt to manage their patent risk, including internal buying or licensing programs, cross-licensing arrangements, patent-buying consortiums or other patent-buying pools and engaging legal counsel to defend against patent assertions. As a result, we spend considerable resources educating our existing and prospective clients on the potential benefits of our solution and the value and cost savings it may provide.

In addition to competing for new clients, we also compete to acquire patent assets. Our primary competitors in the market for patent assets are other entities that seek to accumulate patent assets, including NPEs such as Acacia Research, Altitude Capital Partners, Coller IP, Intellectual Ventures, Millennium Partners, and Rembrandt IP Management , along with patent-buying consortiums such as Allied Security Trust. We also face competition for patent assets from operating companies, including current or potential clients of RPX, that seek to acquire patents or license patent assets in connection with new or existing product offerings.

We believe we compete favorably based on a number of factors:

•	our alignment of interest and strong relationships with our clients resulting from our pricing structure and guarantee never to assert our patent assets against our clients;

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our ability to reduce the costs associated with patent market transactions by engaging in more transparent discussions based on the economic value of patent assets rather than discussions involving litigation or the threat of litigation;

•	our ability to increase efficiency and expand our role in the patent market as our client network and capital available for patent asset acquisitions grows; and

•	our extensive patent market expertise, relationships and transaction experience.

Nevertheless, many of our competitors and potential competitors have longer operating histories, greater name recognition, larger customer or membership bases and significantly greater financial, research, sales and marketing and other resources than we have. We expect to face additional competition from other established and emerging companies in the future.

Intellectual Property

We rely primarily on a combination of confidentiality, license and other contractual provisions and trademark, trade secret and copyright law to protect our proprietary intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology. We rely on a dedicated internal team as well as third party vendors and advisors to assist with the maintenance and prosecution of the patent assets and applications that we acquire.

Legal Proceedings

We are currently not party to any material legal proceedings. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Employees

As of December 31, 2010, we had 66 employees, of which 64 were in the United States. Of the total employees, 18 are engaged in sales, marketing and corporate development, 21 in patent acquisition and research and 27 in finance, administration and operations. None of our employees is represented by a labor union, and we consider current employee relations to be good.

Facilities

We lease approximately 29,585 square feet of office space in two locations in San Francisco, California pursuant to leases that expire in April 2013. We also maintain sales offices in Japan and Finland. We believe that our current facilities are suitable and adequate to meet our current needs and we intend to add new facilities or expand existing facilities as we add employees. We believe that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table provides information regarding our executive officers, key employees and directors:

Name	Age	Position(s)
John A. Amster	42	Chief Executive Officer; Director

Geoffrey T. Barker	49	Chief Operating Officer; Director

Eran Zur	42	President; Director

Adam C. Spiegel	47	Chief Financial Officer; Senior Vice President, Finance; Treasurer

Mallun Yen	40	Executive Vice President

Henri Linde	52	Senior Vice President; General Manager

Paul Reidy	50	Senior Vice President

Izhar Armony	47	Director (3)

Shelby W. Bonnie	46	Director (1) (2)

Randy Komisar	56	Director (2) (3)

Thomas O. Ryder	66	Director (1) (2) (4)

Giuseppe Zocco	45	Director (1) (3)

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating and Corporate Governance Committee.
(4)	Lead independent director. Our board of directors does not have a Chairman.

John A. Amster, age 42 and a founder of our company, has served as our Chief Executive Officer since March 2010, our Co-Chief Executive Officer from our inception until March 2010 and a director since our inception. Prior to founding our company, Mr. Amster served as the General Manager of Strategic Acquisitions and Vice President of Licensing at Intellectual Ventures, a patent licensing firm, where he was responsible for strategic acquisitions of patent portfolios as well as developing the software and e-commerce licensing programs, from 2005 to 2008. From 2003 to 2004, Mr. Amster served as Managing Director and founded the M&A Advisory practice for Ocean Tomo, an intellectual property and brokerage firm. From 1998 to 2003, Mr. Amster served in various positions, most recently as Vice President and Secretary, at InterTrust Technologies, where he worked on intellectual property transactions, merger and acquisition activities and late-stage financing activities. Mr. Amster received a J.D. from Benjamin N. Cardozo School of Law and a B.A. from Middlebury College. Our board of directors determined that Mr. Amster should serve as a director based on his position as an officer of our company, his history as one of our founders and largest stockholders and his experience in the fields of intellectual property and law.

Geoffrey T. Barker, age 49 and a founder of our company, has served as our Chief Operating Officer since March 2010, our Co-Chief Executive Officer from our inception until March 2010 and a director since our inception. Prior to founding our company, Mr. Barker served as Vice President, Licensing at Intellectual Ventures, where he was responsible for the portfolio development and licensing strategy of its software patent portfolio from 2006 to 2008. From 2000 to 2006, Mr. Barker served as founder, Chairman and CEO of Vigilos, Inc., which provided a platform for controlling and managing the physical security systems of large enterprises. Prior to founding Vigilos, Mr. Barker was co-founder and co-CEO of The Cobalt Group from 1995 to 2000. Prior to that, Mr. Barker held positions in trading, research and investment banking with Kidder, Peabody & Company, Salomon Brothers Inc. and Piper Jaffray Incorporated. Mr. Barker received an M.B.A. from Columbia University and a B.A. in Economics from Tufts University. Our board of directors determined that Mr. Barker should serve as a director based on his position as an officer of our company, his history as one of our founders and largest stockholders and his experience in the fields of technology, finance and intellectual property.

Eran Zur, age 42 and a founder of our company, has served as our President and a director since our inception. Prior to founding our company, from 2002 to 2008, Mr. Zur was a partner at the boutique IP firm Hoffman & Zur, which assisted patent holders in monetizing their patents, including developing and implementing licensing and enforcement programs and conducting patent sale negotiations. From 1998 to 2002, Mr. Zur joined a team that designed and implemented the licensing program of the Lemelson Medical, Education & Research Foundation, LP, a leading patent licensing program. Mr. Zur obtained his law degree, with honors, from the University of Leeds, England, and has a post-graduate degree in International Trade Law from the University of Arizona. Our board of directors determined that Mr. Zur should serve as a director based on his position as an officer of our company, his history as one of our founders and largest stockholders and his experience in the fields of intellectual property and law.

Adam C. Spiegel, age 47, has served as our Chief Financial Officer and Senior Vice President, Finance since March 2010, our Senior Vice President, Finance and Administration from February 2010 until March 2010, our Interim Chief Financial Officer from August 2009 through March 2010 and our Vice President, Corporate Development from March 2009 until August 2009. From September 2006 until December 2008, Mr. Spiegel served as Chief Financial Officer of Vectrant Technologies Inc., an early stage molecular diagnostic company. Previously, Mr. Spiegel advised a wide variety of technology, financial services and industrial companies in complex capital markets financing and advisory assignments while serving as an investment banker at Credit Suisse and Prudential Securities. Mr. Spiegel holds a B.S. in Electrical Engineering from the University of Pennsylvania and an M.B.A. from the Anderson School at UCLA.

Mallun Yen, age 40, has served as our Executive Vice President since November 2010. Prior to joining us, Ms. Yen served as Vice President of Worldwide Intellectual Property and Deputy General Counsel from 2002 to 2010, at Cisco Systems, Inc. where she was responsible for developing and implementing the company’s strategy to protect, enhance, defend and capture the value of its intellectual property. Ms. Yen received her B.S. from California Polytechnic State University, San Luis Obispo and her J.D. from UC Berkeley School of Law, Boalt Hall.

Henri Linde, age 52, has served as our Senior Vice President and General Manager since November 2010, our Vice President and General Manager, Memberships from April 2010 to October 2010 and our Vice President, Memberships from September 2008 to March 2010. Prior to joining us, Mr. Linde was President Americas at Actimagine Corp, a video software development company from 2007 until 2008. From 1994 to 2007, Mr. Linde was Vice President, Intellectual Property & Licensing at Thomson S.A., now called Technicolor SA, where Mr. Linde was responsible for licensing and business development programs. Mr. Linde received his B.B.A. from Nyenrode, the Netherlands School of Business.

Paul Reidy, age 50, has served as Senior Vice President since January 2011 and our Vice President, Memberships from March 2010 until January 2011. Prior to joining us, from April 2007 to March 2010, Mr. Reidy served as Vice President at Intellectual Ventures where he was responsible for Intellectual Ventures’ patent portfolio related to information technology hardware, including semiconductors and systems. Prior to joining Intellectual Ventures, from April 2004 to March 2007,

Mr. Reidy served as Vice President of Corporate Business Development and Licensing for Freescale Semiconductor, Inc. Mr. Reidy also served as Director of Intellectual Property Licensing at Motorola, Inc. from September 2002 until April 2004. Mr. Reidy co-founded and served as CEO of Traq Wireless, Inc. from July 1999 until November 2001. Mr. Reidy holds a J.D./M.B.A. from Indiana University and a B.A. in Economics from Michigan State University.

Izhar Armony, age 47, has been a director of our company since August 2008. Mr. Armony has been a general partner at Charles River Ventures, a venture capital investment firm, since 1997. Prior to joining Charles River Ventures, Mr. Armony was with Onyx Interactive, an interactive training company based in Tel Aviv where he served as Vice President of Marketing and Business Development. Mr. Armony also served as an officer in the Israeli Army. Mr. Armony has been a director of Virtusa Corporation since 2004 and also serves as a director of a number of privately held companies. Mr. Armony received an M.B.A. from the Wharton School of Business and an M.A. in Cognitive Psychology from the University of Tel Aviv in Israel. Our board of directors determined that Mr. Armony should serve as a director based on his extensive experience in the technology industry and venture capital, as well as his relationship with Charles River Ventures, one of our largest stockholders.

Shelby W. Bonnie, age 46, has been a director of our company since January 2011. Mr. Bonnie is the CEO of Whiskey Media LLC, a position he has held since June 2007. Previously, Mr. Bonnie was a co-founder of CNET Networks, Inc. and was at CNET Networks, Inc. as both an executive and member of the board of directors from 1993 to 2006. Prior to joining CNET Networks, Inc., Mr. Bonnie held positions at Tiger Management Corporation, a New York-based investment management firm, Lynx Capital, a private equity fund, and Morgan Stanley & Co. Inc. Mr. Bonnie received a B.S. in Commerce from the University of Virginia and an M.B.A. from Harvard Business School. Our board of directors determined that Mr. Bonnie should serve as a director based on his extensive experience in the technology industry, as well as his skills relating to financial statement and accounting matters.

Randy Komisar, age 56, has been a director of our company since August 2008. Mr. Komisar has been a partner at Kleiner Perkins Caufield & Byers, a venture capital investment firm, since 2005. Prior to joining Kleiner Perkins Caufield & Byers, Mr. Komisar worked with entrepreneurs creating businesses in the technology industry. Mr. Komisar was a director of TiVo Inc. from 1998 to 2010. During the past five years, Mr. Komisar has also been a director of a number of privately held companies. Mr. Komisar received a J.D. from Harvard Law School and a B.A. in Economics from Brown University. Our board of directors determined that Mr. Komisar should serve as a director based on his extensive experience in the technology industry and venture capital, as well as his relationship with KPCB Holdings, Inc., one of our largest stockholders.

Thomas O. Ryder, age 66, has been a director of our company since December 2009. Mr. Ryder has been a director of Starwood Hotels & Resorts Worldwide, Inc. since April 2001, Amazon.com, Inc. since November 2002 and Quad/Graphics, Inc. since July 2010 and was Chairman of the board of directors at Virgin Mobile USA, Inc. from October 2007 to November 2009. Mr. Ryder was Chairman of the Reader’s Digest Association, Inc. from April 1998 to December 2006 and was its Chief Executive Officer from April 1998 to December 2005. Mr. Ryder received a B.A. in Journalism from Louisiana State University. Our board of directors determined that Mr. Ryder should serve as a director based on his experience as a senior executive of a large company, including experience with intellectual property, as well as his customer experience skills and skills relating to financial statement and accounting matters.

Giuseppe Zocco, age 45, has been a director of our company since July 2009. Since 1996, Mr. Zocco has been a general partner of Index Ventures, a venture capital firm he co-founded. From 1991 to 1996, Mr. Zocco served as a consultant with McKinsey & Company, a consulting firm.

Mr. Zocco also serves on the boards of directors of a number of privately held companies. Mr. Zocco holds a B.A. in Business Administration from Bocconi University in Milan, an I.E.P. from London Business School and an M.B.A. from the Stanford Graduate School of Business. Our board of directors determined that Mr. Zocco should serve as a director based on his extensive experience in the technology industry and venture capital, as well as his relationship with Index Ventures, one of our largest stockholders.

Board of Directors

Our board of directors currently consists of eight members. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Currently, our directors are elected annually to serve until the next annual meeting of stockholders, until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. Upon the completion of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms.

Our directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. Armony, Komisar and Zocco, and their terms will expire at the annual meeting of stockholders to be held in 2012;

•	The Class II directors will be Messrs. Amster, Barker and Zur, and their terms will expire at the annual meeting of stockholders to be held in 2013; and

•	The Class III directors will be Messrs. Bonnie and Ryder, and their terms will expire at the annual meeting of stockholders to be held in 2014.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. This classification of our board of directors may delay or prevent a change in control.

Corporate Governance

We believe our corporate governance initiatives comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of The Nasdaq Stock Market. After this offering, our board of directors will continue to evaluate our corporate governance principles and policies.

Our board of directors adopted a code of business conduct that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	compliance with applicable laws, rules and regulations;

•	conflicts of interest;

•	public disclosure of information;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	gifts;

•	discrimination, harassment and retaliation;

•	health and safety;

•	record keeping;

•	confidentiality;

•	protection and proper use of company assets;

•	payments to government personnel; and

•	reporting illegal and unethical behavior.

Upon completion of this offering, the code of business conduct will be posted on our website. Any waiver of the code of business conduct for an executive officer or director may be granted only by our board of directors or a committee thereof and must be timely disclosed as required by applicable law. Prior to the completion of this offering, we will also implement whistleblower procedures that establish formal protocols for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We believe that the composition of these committees meets the criteria for independence under, and the functioning of these committees complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of The Nasdaq Stock Market and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us. Our board of directors has determined that Shelby W. Bonnie and Thomas O. Ryder are audit committee financial experts, as defined by the rules promulgated by the SEC. Each committee has the composition and responsibilities described below:

Audit Committee

Messrs. Bonnie, Ryder and Zocco serve on the audit committee. Mr. Ryder is chairman of this committee. The audit committee assists our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent registered public accounting firm and takes actions as it deems necessary to satisfy itself that such firm is independent of management. The audit committee is also responsible for monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters.

Compensation Committee

Messrs. Komisar, Ryder and Bonnie serve on the compensation committee. Mr. Bonnie is chairman of this committee. The compensation committee assists our board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation and assesses whether our compensation structure establishes appropriate incentives for officers and employees. The compensation committee reviews and makes recommendations to our board of directors with respect to our major compensation plans, policies and programs. In addition, the compensation committee reviews and approves the compensation for our executive officers, establishes and modifies the terms and conditions of employment of our executive officers and administers our equity incentive plans.

Nominating and Corporate Governance Committee

Messrs. Armony, Komisar and Zocco serve on the nominating and corporate governance committee. Mr. Armony is chairman of this committee. The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

In 2010, Messrs. Armony, Komisar and Zocco served as members of the compensation committee. None of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Compensation of Directors

Prior to this offering, our directors have not received any cash compensation for their service on our board of directors or committees of our board of directors. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. As of December 31, 2010, Thomas O. Ryder held outstanding options to purchase 202,803 shares of our common stock. Mr. Ryder was the only director who held any outstanding options as of December 31, 2010.

In January 2011, our board of directors adopted a compensation program for our non-employee directors, effective upon the completion of this offering. Pursuant to the compensation program, we will continue our practice whereby our non-employee directors are not compensated for their service in cash, and any compensation for service on our board of directors will be limited to the initial and annual stock option awards described below. We will, however, continue to reimburse our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings.

Pursuant to this program, a new non-employee director will be granted an initial stock option award to purchase 60,000 shares of common stock upon such director’s election to our board of directors, which will vest in equal monthly installments over 36 months of service. In addition, non-employee directors who continue to serve on our board of directors will receive annual stock option grants to purchase 7,500 shares of common stock in connection with our annual meetings of stockholders, which will vest in equal monthly installments over 12 months of service. The annual stock option granted to a non-employee director who joined our board of directors within 12 months prior to an annual meeting will be pro-rated based on the number of whole months of service on our board during the prior 12 month period.

Both the initial and annual stock options will be granted under our 2011 Equity Incentive Plan, will be subject to full vesting acceleration in the event we undergo a change in control while the director is serving on our board of directors, will have an exercise price equal to the fair market value of a share of our common stock on the date of grant and will have a term of ten years from the date of grant, subject to earlier termination after termination of the director’s service. For further information regarding our equity compensation programs, see “Executive Compensation – Equity Benefit Plans – 2011 Equity Incentive Plan.”

In connection with Shelby Bonnie’s appointment to our board of directors on January 31, 2011, Mr. Bonnie was granted an initial stock option to purchase 60,000 shares on the terms described above.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis reviews and discusses our compensation programs and policies for our executive officers who are required to be named in the 2010 Summary Compensation Table under the rules of the SEC. For 2010, these “named executive officers” are John Amster, Chief Executive Officer, Adam Spiegel, Chief Financial Officer, Geoffrey Barker, Chief Operating Officer, Mallun Yen, Executive Vice President, and Henri Linde, Senior Vice President. This compensation discussion and analysis should be read together with the compensation tables and related disclosures set forth below.

General Overview and Objectives of our Executive Compensation Programs

We help companies reduce patent-related risk and expense by facilitating a more efficient exchange of value in the patent market. We recognize that the success of our company depends to a great degree on our ability to attract and retain talented employees who have relevant skills and experience to help us manage and expand our business. As such, the principal objectives of our executive compensation programs are the following:

•	to attract and retain talented and experienced executives;

•	to provide incentive to our executives to manage our business to meet our short-term and long-term business objectives;

•	to reward clear, easily measured performance goals that closely align our executive officers’ incentives with the long-term interests of stockholders; and

•	to ensure that our total compensation is fair, reasonable and competitive.

Our compensation programs are designed to be flexible and complementary and to collectively serve the principles and objectives of our executive compensation program.

Role of Our Board of Directors, Compensation Committee and Management

Historically, our compensation programs have been administered by our board of directors. In 2010, we created a compensation committee to assist our board of directors by making recommendations regarding the compensation of our executive officers. Following this offering, our compensation committee will assume responsibility for determining the compensation of our executive officers. For more information about our compensation committee, see “Management—Board Committees—Compensation Committee.”

Prior to this offering, our Chief Executive Officer and Chief Operating Officer have made recommendations to our board of directors and compensation committee with respect to the compensation of our executive officers, other than themselves. We anticipate that our Chief Executive Officer and Chief Operating Officer, as the managers of our executive team, will continue to make recommendations regarding the compensation of our other executive officers. However, while our compensation committee will consider their recommendations, it need not adopt them and may adjust them as it determines appropriate.

Compensation Process

The compensation of our founders, Messrs. Amster and Barker, was initially negotiated with our initial investors at the time of our incorporation and Series A Preferred Stock financing. The initial compensation of our other named executive officers has been determined as a result of arm’s-length negotiations with each officer and has been based on a variety of factors and the subjective judgment and experience of the members of our board of directors. Factors influencing these decisions have included the need to fill a particular position, the officer’s professional experience, an evaluation of the competitive market based on the experience of the members of our board of directors and the compensation of our other officers, each at the time of the applicable compensation decision.

Subsequent to implementing these arrangements, our board of directors and compensation committee have been responsible for overseeing our executive compensation program. Given the relatively small size and short operating history of our company, there has been no set schedule for reviewing or modifying compensation. Instead, compensation has been modified based on recommendations from Messrs. Amster and Barker and as determined appropriate by our board of directors and compensation committee, for example in connection with a promotion or as necessary to retain an officer. Following this offering, we expect that our compensation committee will review the compensation of our named executive officers annually.

Compensation Consultant

Our compensation committee has the authority to engage the services of outside consultants to assist it in making decisions regarding our compensation programs and philosophy. The compensation committee did not engage a compensation consultant in 2010.

Elements of Compensation

The compensation of our named executive officers consists of the following elements, each of which is designed to fulfill one or more of the principles and objectives described above:

•	base salary;

•	performance-based bonuses;

•	equity incentives;

•	change in control benefits;

•	broad-based employee benefits; and

•	perquisites.

Each of these elements is discussed in greater detail below. In setting compensation levels for individual named executive officers, our board of directors and compensation committee apply their judgment in determining the amount and mix of compensation elements for each named executive officer and the appropriate level of each element. The appropriate use and weight of each of these components has not to date been dictated by any particular formula. The specific mix of components has been and will continue to be within the discretion and business judgment of our board of directors and the compensation committee, which have placed greater emphasis on considerations specific to the individual holding a particular executive position than on general market data. These components of our compensation programs together provide competitive compensation packages that our board of directors believes have enabled us to successfully retain and motivate our named executive officers.

Base Salary

We provide base salary to our named executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year and to provide sufficient fixed cash compensation to allow the officers to focus on their ongoing responsibilities to our company. Base salaries are reviewed and adjusted when necessary to reflect individual roles and performance as well as our board of director’s subjective assessment of market conditions. The annual base salary for each of our named executive officers in fiscal year 2010 was as follows: $300,000 for Messrs. Amster and Barker and Ms. Yen, $247,500 for Mr. Spiegel and $225,000 for Mr. Linde. Mr. Spiegel’s base salary was increased from $225,000 to his current level of $247,500 in January 2010 in connection with his promotion to Senior Vice President, Finance and Administration. In contemplation of this offering, in January 2011 our board of directors increased Mr. Amster’s base salary to $500,000 per year and eliminated his quarterly bonus opportunity described below under “Performance-Based Bonuses.” The higher salary reflects the increased responsibility Mr. Amster will assume as chief executive officer of a publicly traded company. In March 2011, our compensation committee approved increases in the base salaries of Messrs. Spiegel and Linde to $260,000 per year. Mr. Spiegel received an increase in recognition of the increased responsibility he will assume as chief financial officer of a publicly traded company. Mr. Linde received an increase in recognition of the growth of our business during 2010.

Performance-Based Bonuses

Cash performance bonuses are used to reward our named executive officers for the achievement of individual and company performance goals, which we believe will in turn further our long-term business objectives. In early 2010, our board of directors agreed to establish a 2010 company-wide bonus pool for all employees based on the achievement of the target new client revenue goal set forth in our 2010 operating plan of $58.5 million. The target pool was set to 30% of base salary for all employees, with the understanding that the final pool would be determined based on our performance relative to the goal. We chose new client revenue, measured on an annualized basis, as the metric used to fund the bonus program, as we consider it a good measure of our current year success. The allocation of this pool among our employees and named executive officers was entirely discretionary, thereby giving our board of directors flexibility to award individual bonus amounts that reflected each named executive officer’s 2010 performance. The size of the pool (30% of base salary) was based on our assessment of the bonus opportunity necessary to recruit and retain our executives and employees. Because we exceeded our 2010 new client revenue goal (actual new client revenue was $76.3 million), based on the recommendation of Messrs. Amster and Barker, in December 2010, our board of directors increased the size of the company-wide bonus pool by 50% to 45% of the annual base salary of all employees. At the same time it approved the overall pool amount, our board of directors approved the following bonus payouts to our named executive officers: $135,000 for Mr. Amster, $225,000 for Mr. Spiegel, $135,000 for Mr. Barker, $25,000 for Ms. Yen and $225,000 for Mr. Linde. The bonus amounts for Messrs. Amster and Barker were based on 45% of their base salary and reflect an allocation that directly correlates to the determination of the size of the bonus pool. Mr. Spiegel’s bonus was equal to approximately 90% of his base salary in recognition of his significant work in preparing our company for an initial public offering, and Mr. Linde’s bonus was equal to 100% of his base salary in recognition of his role in executing significant subscription agreements in 2010 and also his management of the group directly responsible for generating our membership revenue. Additionally, with respect to Ms. Yen, our board of directors determined that her bonus payout would be set at 50% of her base salary earned in 2010, due to both her recent date of hire and contributions made to our company during that time.

Until 2011, Mr. Amster was also eligible for quarterly bonus payments of $50,000 as part of an arrangement he negotiated with our investors at the time of our inception and Series A Preferred Stock financing. These bonuses were awarded at the discretion of our board of directors, based on its review of Mr. Amster’s and our company’s performance. In 2010, Mr. Amster was awarded $50,000 each quarter, reflecting our strong performance, in particular, with respect to new client revenues, and Mr. Amster’s contributions and leadership in preparing for our initial public offering. Beginning in 2011, Mr. Amster will no longer have a quarterly bonus opportunity.

Equity Incentives

We believe that strong long-term corporate performance may be achieved by using equity-based awards to encourage long-term performance by our named executive officers. Our board of directors grants equity awards to our named executive officers and other employees in order to enable them to participate in the long-term appreciation of our stockholder value. We believe that equity grants align the interests of our named executive officers with our stockholders, provide our named executive officers with incentives linked to long-term performance and create an ownership culture. In the event we do not perform well, these awards will have less value or no value. Additionally, we believe our equity awards provide an important retention tool for our named executive officers, as they are generally subject to multi-year vesting.

The initial equity awards held by Messrs. Amster and Barker consist of restricted stock that they purchased at the time they founded our company, which is subject to our repurchase rights that lapse (which is what we mean by vesting with respect to these awards) over four years of service from August 2008. Equity-based awards to our other named executive officers have generally been granted in the form of options to purchase shares of our common stock. Typically, each named executive officer receives a grant of restricted stock or a stock option upon joining our company. These initial awards generally vest over four years of service, with 25% vesting after one year of service and the remainder vesting in equal monthly installments over the next three years. Prior to September 2010, our stock options were generally exercisable in full on the grant date but subject to a right of repurchase at the exercise price held by us that lapses in accordance with the option’s vesting schedule. Options granted after September 2010 are exercisable in accordance with the applicable option’s vesting schedule for vested (unrestricted) shares.

The size and other terms of the initial equity awards made to our named executive officers have been established through arm’s-length negotiations at the time the officer was hired. Our board of directors has considered, among other things, the prospective role and responsibility of the individual, the cash compensation received by the individual and the size of the equity awards held by our other executives. To date, there has been no set program for the award of additional stock options, and our board of directors and compensation committee retain discretion to award stock options to employees at any time, including in connection with a promotion, to reward extraordinary performance, for retention purposes or in other circumstances.

Mr. Spiegel was granted an additional option to purchase 189,496 shares of our common stock in February 2010 in connection with his promotion to Senior Vice President, Finance and Administration. The size of this award was intended to bring his total equity holdings in our company up to 1% of our fully diluted capitalization, which our board of directors believed was appropriate for a senior officer. Mr. Linde was granted an option to purchase 50,000 shares of our common stock in February 2010, in recognition of his contributions to our company during its first full fiscal year of operations, including his efforts in building our membership sales team and in procuring clients. Both of these options vest in equal monthly installments over four years of service, in the case of Mr. Spiegel, with a vesting commencement date of August 13, 2009, the date that he assumed responsibilities as Interim Chief Financial Officer.

In October 2010, our board of directors granted additional stock options to many of our employees, including Messrs. Spiegel and Linde. These options will not begin vesting until October 2012, at which point they will begin vesting in equal monthly installments over four years of service. The overlapping vesting schedules created by the employees’ existing options and the new options were intended to create additional retention incentives as we transitioned into being a company whose stock is publicly traded. Mr. Spiegel received an option to purchase 100,000 shares of our common stock, and Mr. Linde received an option to purchase 75,000 shares of our common stock. The size of these stock options was determined by our board of directors based on recommendations from Messrs. Amster and Barker and was based in part on how vested the employee was in his or her existing stock option.

In connection with joining our company in November 2010, Ms. Yen was granted an initial stock option grant covering 700,000 shares of our common stock that vests over four years of service. In addition, Ms. Yen was granted an additional option to purchase 200,000 shares of our common stock that vests based on her achievement of certain qualitative, subjective performance milestones (the submission of business plans and successful launch of at least one of the businesses described in the business plans) within 18 months of her employment commencement date, at which point they begin vesting in equal monthly installments over four years of service from the date the milestones are achieved. At the time the option was granted, it was not probable that both of the milestones would be achieved. The size and other terms of Ms. Yen’s initial stock option grants were negotiated at the time she was hired. In particular, the size of Ms. Yen’s initial stock options reflect her significant experience, knowledge and skills, the relatively small pool of candidates possessing the necessary qualifications for the position she was hired to fill and the need to attract her to leave a position at another company where she received higher cash compensation. Given the substantial size of the equity awards negotiated by Ms. Yen, we thought it was appropriate that vesting of a portion of these awards be tied to achievement of specific performance milestones as well as her continued service.

In 2010, we repurchased a portion of the vested shares held by Messrs. Amster and Barker. The repurchase was effected as a means to provide Messrs. Amster and Barker with some liquidity in their shares. In conjunction with the repurchase, our investors purchased Series C Preferred Stock from us at a purchase price equal to the repurchase price. The proceeds from the investment were used to repurchase the shares. As the amount we paid for the shares of common stock repurchased from Messrs. Amster and Barker exceeded the current fair market value of our common stock at the time of the repurchase, the excess was treated as compensation to them.

In January 2011, our board of directors granted stock options to Messrs. Amster and Barker that were similar to the options granted to Messrs. Spiegel and Linde and other employees in October 2010. These options will not begin vesting until August 2012, when the shares of restricted stock held by Messrs. Amster and Barker have fully vested, at which point the options will begin vesting in equal monthly installments over four years of service. The sequential vesting schedules created by the restricted stock held by Messrs. Amster and Barker and the new options were intended to create additional retention incentives in connection with our transition to a company whose stock is publicly traded. Mr. Amster received an option to purchase 537,692 shares of our common stock, and Mr. Barker received an option to purchase 358,462 shares of our common stock. The size of these stock option grants was determined by our board of directors based on its assessment of the responsibilities and contributions of Messrs. Amster and Barker related to our business and to incentivize them to manage our business to meet our objectives.

We do not have, nor do we plan to establish, any program, plan or practice to time stock option grants in coordination with releasing material non-public information, nor do we have any established grant schedule. In addition, to date, we have not adopted stock ownership guidelines for our named executive officers.

Change in Control Benefits and Severance

The restricted stock Messrs. Amster and Barker hold and the options granted to Mr. Spiegel and Ms. Yen include a “double trigger” acceleration benefit if the officer is terminated without cause or resigns for certain reasons within 12 months after a change in control of our company. In the case of the performance option granted to Ms. Yen, this benefit only applies after the performance goals applicable to the option have been achieved. In addition, the stock options granted to Messrs. Amster and Barker in January 2011 also include this benefit in the event of a change in control after the options begin vesting in August 2012. The terms of these arrangements are described below in “2010 Potential Payments Upon Termination or Change in Control.” Our board of directors believes that it is necessary to offer senior members of our executive team the level of protection provided under these agreements to ensure that they remain focused on executing our company’s strategic plans including in the event our company is to be acquired.

None of our named executive officers have any contractual severance benefits.

Employee Benefits

We provide the following benefits to our named executive officers, generally on the same basis as provided to all of our employees:

•	health, dental and vision insurance;

•	life insurance and accidental death and dismemberment insurance;

•	a 401(k) plan;

•	employee assistance plan;

•	short- and long-term disability;

•	medical and dependent care flexible spending account; and

•	a health savings account.

We believe these benefits are consistent with those of companies with which we compete for employees.

Perquisites

Given our location in downtown San Francisco, we pay the monthly $435 parking fee incurred by certain of our officers and employees, including Mr. Amster and Ms. Yen. We also pay for an apartment in San Francisco that is used by Mr. Barker, as well as his airfare and other expenses for travel between our office in San Francisco and his residence in Washington. We generally do not provide any additional perquisites to our named executive officers.

Tax Considerations

Generally, Section 162(m) of the Internal Revenue Code disallows a deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year payable to its Chief Executive Officer and certain other officers. However, compensation in excess of $1 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of Section 162(m). As we are not currently publicly traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. While our compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers following this offering, our compensation committee intends to consider the tax deductibility under Section 162(m) as a factor in future compensation decisions.

Section 280G of the Internal Revenue Code disallows a tax deduction with respect to excess parachute payments to certain executives and significant stockholders of companies that undergo a change in control. In addition, Section 4999 of the Internal Revenue Code imposes a 20% excise tax on the individual with respect to the excess parachute payment. Section 409A of the Internal Revenue Code also imposes significant additional taxes should an executive officer, director or other service provider receive “deferred compensation” that does not meet the requirements of Section 409A of the Internal Revenue Code. We have not provided any named executive officer with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code. As a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Internal Revenue Code.

Financial Restatement

Our compensation committee has not adopted a policy on whether we will make retroactive adjustments to any cash or equity-based incentive compensation paid to the named executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. Our compensation committee believes that this issue is best addressed if and when a need actually arises, when all of the facts regarding the restatement are known.

2010 Summary Compensation Table

The following table provides information regarding the compensation of our “principal executive officer,” “principal financial officer” and our next three most highly compensated executive officers during the 2010 fiscal year. We refer to these individuals as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Option Awards(2) ($)	All Other Compensation ($)		Total ($)
John Amster Chief Executive Officer (Principal Executive Officer)	2010	300,000	335,000	—	236,504	(3)	871,504

Adam Spiegel Chief Financial Officer (Principal Financial Officer)	2010	247,500	225,000	681,538	—		1,154,038

Geoffrey Barker Chief Operating Officer	2010	300,000	135,000	—	180,671	(4)	615,671

Mallun Yen Executive Vice President	2010	50,000	25,000	2,559,166	—		2,634,166

Henri Linde Senior Vice President	2010	225,000	225,000	380,701	—		830,701

(1)	The amounts in this column reflect discretionary bonuses approved by our board of directors in December 2010 for our company and individual performance, which were paid on January 15, 2011. For Mr. Amster, the amount also includes quarterly discretionary bonuses in the amount of $50,000 each, approved by our board of directors and paid to Mr. Amster for each fiscal quarter of 2010.
(2)

The amounts in this column represent the aggregate grant date fair value of option awards granted to the officer in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See Note 13 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by our company in determining the grant date fair value of its equity awards. In accordance with the SEC’s rules, the grant date fair value of any award subject to a performance condition is based on the probable outcome of the performance condition. No amount is included with respect to a performance-contingent option granted to Ms. Yen on November 16, 2010, as at the time the option was granted it was not probable that the milestones applicable to the option would be achieved. The maximum grant date fair value of Ms. Yen’s performance-contingent option assuming that both of the milestones are achieved is $778,182.

(3)	Represents compensation deemed received by Mr. Amster in connection with our repurchase of shares of our common stock from him in November 2010.
(4)	Represents $147,815 in compensation deemed received by Mr. Barker in connection with our repurchase of shares of our common stock from him in November 2010, $22,239 in company-paid expenses related to Mr. Barker’s commute between his residence in Washington and our office in San Francisco, and $10,617 in compensation deemed received by Mr. Barker in connection with his usage of an apartment leased by our company in San Francisco. The cost of Mr. Barker’s use of the apartment was determined by multiplying the number of nights Mr. Barker stayed in the apartment in 2010 by a per night cost, determined by dividing the total cost of the apartment, composed of rent and utilities, by 730, the number of nights in the year multiplied by the number of bedrooms in the apartment.

2010 Grants of Plan-Based Awards

The following table sets forth certain information regarding each plan-based award granted to our named executive officers during our 2010 fiscal year. Only Messrs. Spiegel and Linde and Ms. Yen received plan-based awards during our 2010 fiscal year.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Option Awards: Number of Securities Underlying Options(1) (#)	Exercise or Base Price of Option Awards(2) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3) ($)
		Target (#)
Adam Spiegel	2/11/2010	—	189,496	1.02	269,547
	10/21/2010	—	100,000	4.96	411,991

Mallun Yen	11/16/2010	—	700,000	6.63	2,559,166
	11/16/2010	200,000(4)	—	6.63	0	(5)

Henri Linde	2/11/2010	—	50,000	1.02	71,707
	10/21/2010	—	75,000	4.96	308,994

(1)	The vesting schedule for each of these options is described in the table entitled “Outstanding Equity Awards at 2010 Fiscal Year-End” below.
(2)	The amounts in this column represent the fair market value of a share of our common stock, as determined by our board of directors on the date of grant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Accounting for Stock-Based Awards” for a discussion of how we valued our common stock.
(3)	The amounts in this column represent the aggregate grant date fair value of option awards granted to the officer in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See Note 13 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by our company in determining the grant date fair value of its equity awards.
(4)	The vesting of this option is contingent upon the achievement of two milestones. Both milestones must be achieved to commence the time-based vesting of the shares subject to the option on a monthly basis over four years of continuous employment beginning as of the date our board of directors determines the milestones are achieved. The number of shares reflected in the table above as “target” assumes that both of the milestones will be achieved and that Ms. Yen will remain employed by our company for four years following the date our board of directors determines the milestones have been achieved. No threshold or maximum amount is applicable to the option grant. As of December 31, 2010, neither of the two milestones underlying the option grant had been achieved.

(5)	The maximum grant date fair value of the option assuming that both of the milestones are achieved is $778,182. At the time the option was granted, it was not probable that both of the milestones would be achieved, and therefore no amount attributable to the option is included in the “Grant Date Fair Value of Stock and Option Awards” column.

Narrative Disclosure to the Summary Compensation Table and Grants of Plan-Based Awards Table

Offer Letters

We have entered into offer letters with each of our named executive officers. The offer letters set forth each named executive officer’s initial base salary and other general terms of employment.

Offer Letters with John Amster and Geoffrey Barker

We entered into offer letters with each of Messrs. Amster and Barker in August 2008, setting forth the initial terms of their employment with our company. Pursuant to their offer letters, each of Messrs. Amster and Barker receive a base salary of $300,000 per year. In addition, pursuant to his offer letter Mr. Amster was eligible for an annual incentive bonus with a target amount of $200,000 per year, payable in quarterly installments. Beginning in 2011, Mr. Amster is no longer eligible for this bonus opportunity.

Offer Letter with Adam Spiegel

We entered into an offer letter with Mr. Spiegel in February 2009 that set forth the initial terms of his employment with our company, including an initial base salary of $200,000 per year. In connection with Mr. Spiegel’s promotion to Senior Vice President, Finance and Administration in February 2010, Mr. Spiegel’s offer letter was amended, and his base salary increased to $247,500, retroactive to January 1, 2010.

Offer Letter with Mallun Yen

We entered into an offer letter with Ms. Yen in October 2010 setting forth the initial terms of her employment with our company, including an initial base salary of $300,000 per year and a guaranteed 2011 bonus of $200,000 provided she remains actively employed and in good standing with our company as of December 31, 2011. Pursuant to her offer letter, Ms. Yen is also eligible to participate in our company’s annual incentive compensation plan in 2011, and to the extent the amount she becomes eligible to receive thereunder exceeds the amount of the guaranteed 2011 bonus, she will be entitled to receive an additional bonus in the amount of the difference.

Offer Letter with Henri Linde

We entered into an offer letter with Mr. Linde in September 2008 setting forth the initial terms of his employment with our company, including an initial base salary of $225,000 per year.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table sets forth information regarding each unexercised option and all unvested restricted stock held by each of our named executive officers as of December 31, 2010.

The vesting schedule applicable to each outstanding award is described in the footnotes to the table below. For information regarding the vesting acceleration provisions applicable to the options and restricted stock held by our named executive officers, see “2010 Potential Payments Upon Termination or Change in Control” below.

Prior to September 2010, our stock options were generally exercisable in full on the grant date but subject to a right of repurchase at the exercise price held by us that lapses in accordance with the option’s vesting schedule (we refer to such lapse as vesting with respect to these stock options). Options granted after September 2010 are exercisable in accordance with the applicable option’s vesting schedule for vested (unrestricted) shares.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Vested	Number of Securities Underlying Unexercised Options (#) Unvested		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(1) ($)
John Amster	—	—		—		—	—	1,306,945	(2)

Adam Spiegel	94,548	121,563	(3)	—		0.47	4/7/2019	—		—
	63,165	126,331	(4)	—		1.02	2/10/2020	—		—
	—	100,000	(5)	—		4.96	10/20/2020	—		—

Geoffrey Barker	—	—		—		—	—	1,325,695	(6)

Mallun Yen	—	700,000	(7)	—		6.63	11/15/2020	—		—
	—	—		200,000	(8)	6.63	11/15/2020	—		—

Henri Linde	—	—		—		—	—	91,268	(9)
	—	—		—		—	—	39,584	(10)
	—	75,000	(5)	—		4.96	10/20/2020	—		—

(1)	Market value is based on the fair market value of our common stock on December 31, 2010. As there was no public market for our common stock on December 31, 2010, we have assumed that the fair market value on December 31, 2010 was $ , which represents the midpoint of the range set forth on the cover page of this prospectus.
(2)

Represents the unvested portion of 3,136,666 restricted shares of our common stock purchased under a Stock Purchase Agreement on August 10, 2008, which are subject to our right of repurchase. 25% of the shares vested (i.e., are no longer subject to our right of repurchase) on August 10, 2009, and an additional 1/48th of the shares vest upon completion of each additional month of service thereafter.

(3)

25% of the shares subject to the option vested (i.e., are no longer subject to our right of repurchase) on March 3, 2010 and an additional 1/48th of the option shares vest upon completion of each additional month of service thereafter. 212,765 of the shares subject to the option were immediately exercisable on the date of grant, subject to our right of repurchase with respect to any such unvested restricted shares, and the remaining 3,346 of the shares subject to the option became early exercisable on January 1, 2010, subject to our right of repurchase with respect to any such unvested restricted shares.

(4)

1/48th of the shares subject to the option vest (i.e., are no longer subject to our right of repurchase) upon the completion of each month of continuous service beginning on August 13, 2009. 96,509 of the shares subject to the option were immediately exercisable on the date of grant, subject to our right of repurchase with respect to any such unvested restricted shares, and the remaining 92,987 of the shares subject to the option became early exercisable on January 1, 2011, subject to our right of repurchase with respect to any unvested restricted shares.

(5)

None of the shares subject to the option will vest unless the option holder remains in service through October 21, 2012, at which point 1/48th of the shares subject to the option vest upon the completion of each month of service thereafter.

(6)

Represents the unvested portion of 3,181,666 restricted shares of our common stock purchased under a Stock Purchase Agreement on August 10, 2008, which are subject to our right of repurchase. 25% of the shares vested (i.e., are no longer subject to our right of repurchase) on August 10, 2009, and an additional 1/48th of the shares vest upon completion of each additional month of service thereafter.

(7)

25% of the shares subject to the option vest on November 1, 2011, subject to the option holder’s continuous service with our Company through such date, and an additional 1/48th of the option shares vest upon completion of each month of continuous service thereafter.

(8)	The vesting of the option is subject to the achievement of two milestones which, if achieved, will commence the time-based vesting on a monthly basis over four years of continuous employment beginning on the date our board of directors determines both of the milestones have been achieved.
(9)

Represents the unvested portion of 208,612 restricted shares of our common stock that were purchased pursuant to the exercise of an option granted on November 19, 2008, and which are subject to our right of repurchase. 25% of the shares vested (i.e., are no longer subject to our right of repurchase) on September 16, 2009, and an additional 1/48th of the shares vest upon completion of each month of continuous service thereafter.

(10)

Represents the unvested portion of 50,000 restricted shares of our common stock that were purchased pursuant to the exercise of an option granted on February 11, 2010, and which are subject to our right of repurchase. 1/48th of the shares vest (i.e., are no longer subject to our right of repurchase) upon the completion of each month of continuous service beginning on February 11, 2010.

2010 Option Exercises and Stock Vested

The following table shows the number of shares of restricted stock held by each named executive officer that vested during the 2010 fiscal year. With the exception of Mr. Linde, none of our named executive officers exercised stock options during the 2010 fiscal year. Mr. Linde exercised an option to purchase 50,000 shares of our common stock in March 2010; however, the shares acquired upon exercise were unvested and therefore do not appear in the table below except to the extent they vested during the 2010 fiscal year.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
John Amster	784,166
Geoffrey Barker	795,416
Henri Linde	62,569

(1)	Value realized is based on the fair market value of our common stock on the vesting date. As there was no public market for our common stock on the dates the shares of our common stock vested, we have assumed that the fair market value of our common stock on the relevant vesting date was $ , which represents the midpoint of the range set forth on the cover page of this prospectus.

Pension Benefits and Non-qualified Deferred Compensation

Our company does not provide a pension plan for its employees, and no named executive officers participated in a non-qualified deferred compensation plan during the 2010 fiscal year.

2010 Potential Payments Upon Termination or Change in Control

We have entered into offer letters and either stock option or stock purchase agreements with each of our named executive officers. None of the offer letters entered into with our named executive officers provide for the payment of severance; however, our named executive officers may be entitled to accelerated vesting of equity awards upon certain terminations of employment, as described in further detail below. Additionally, options granted pursuant to our 2008 Stock Plan, including any options granted to our named executive officers, may accelerate and vest in full if our company is subject to a merger or consolidation in which the surviving corporation does not assume the options or substitute new options for outstanding options.

Agreements with John Amster and Geoffrey Barker

In August 2008, we entered into stock purchase agreements with each of Messrs. Amster and Barker. Pursuant to each of their stock purchase agreements, if within 12 months following a change in control the named executive officer is subject to an involuntary termination, then he will be entitled to vesting acceleration of 50% of any then-unvested shares of our common stock purchased thereunder.

In January 2011, we entered into stock option agreements with each of Messrs. Amster and Barker. Pursuant to each of the stock option agreements, if the named executive officer is subject to an involuntary termination within 12 months following a change in control that occurs after the vesting of the option begins in August 2012, then he will be entitled to vesting acceleration of 50% of any then-unvested shares subject to the option.

For purposes of the stock purchase agreements and stock option agreements with each of Messrs. Amster and Barker:

“Involuntary termination” is defined as the termination of the named executive officer’s service by reason of (i) the involuntary discharge of the named executive officer by our company for reasons other than cause or death or disability or (ii) the voluntary resignation of the named executive officer following (a) the material reduction in authority and responsibility with our company (it being understood that a material reduction in authority and responsibility shall not be deemed to have occurred as long as the named executive officer retains substantial senior executive responsibilities in the same line of business that the named executive officer was involved with immediately prior to a change in control), (b) a reduction in the named executive officer’s base salary by more than 10% or (c) a request by our company that the named executive officer relocate by more than 50 miles.

“Change in control” is defined as (i) the consummation of a merger or consolidation of our company with or into another entity or (ii) the dissolution, liquidation or winding up of our company. The foregoing notwithstanding, a merger or consolidation of our company shall not constitute a “change in control” if immediately after such merger or consolidation a majority of the voting power of the capital stock of the continuing or surviving entity, or any direct or indirect parent corporation of such continuing or surviving entity, will be owned by the persons who were our stockholders immediately prior to such merger or consolidation in substantially the same proportions as their ownership of the voting power of our capital stock immediately prior to such merger or consolidation.

“Cause” is defined as (i) an intentional and unauthorized use or disclosure by the named executive officer of our confidential information or trade secrets, which use or disclosure causes material harm to our company, (ii) a material breach by the named executive officer of any agreement between the named executive officer and our company, (iii) a material failure by the named executive officer to comply with our written policies or rules, (iv) the named executive officer’s conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State thereof, (v) the named executive officer’s gross negligence or willful misconduct, (vi) a continuing failure by the named executive officer to perform assigned duties after receiving written notification of such failure from our board of directors or (vii) a failure by the named executive officer to cooperate in good faith with a governmental or internal investigation of our company or its directors, officers or employees, if our company has requested the named executive officer’s cooperation.

Agreements with Adam Spiegel

In February 2011, Mr. Spiegel’s outstanding stock options were amended to include vesting acceleration of 50% of any then-unvested shares subject to each of his options in the event of an involuntary termination within 12 months after a change in control. The definitions of “involuntary termination,” “change in control” and “cause” are the same as in the agreements with Messrs. Amster and Barker.

Agreements with Mallun Yen

Pursuant to her offer letter and a stock option agreement entered into with our company in November 2010, Ms. Yen is entitled to vesting acceleration of 50% of any then-unvested shares subject to her November 16, 2010 option grant for 700,000 shares of our common stock if, within 12 months following a change in control, she is subject to an involuntary termination. Additionally, Ms. Yen is entitled to vesting acceleration of 25% of the shares subject to such option if her service with our company terminates as a result of her death or if we terminate her service due to her disability, in either case prior to October 31, 2011.

In January 2011, Ms. Yen’s November 16, 2010 performance-contingent option grant for 200,000 shares of our common stock was amended to entitle Ms. Yen to vesting acceleration of 50% of any then-unvested shares subject to such grant if she is subject to an involuntary termination within 12 months following a change in control that occurs after the performance goals applicable to the option have been achieved.

The definitions of “involuntary termination,” “change in control” and “cause” used in Ms. Yen’s option agreements are the same as in the agreements with Messrs. Amster and Barker.

The following table describes the potential benefits upon termination of our named executive officer’s employment, as if each officer’s employment terminated as of December 31, 2010. The table does not include the potential vesting acceleration of the stock options granted to Messrs. Amster and Barker in January 2011, the potential vesting acceleration applicable to Mr. Spiegel’s stock options or Ms. Yen’s November 16, 2010 performance-contingent option grant, as such options and/or vesting acceleration provisions were not granted or otherwise in effect as of December 31, 2010. Messrs. Spiegel and Linde were not entitled to any benefits upon a termination of employment on December 31, 2010.

Name	Benefit	Termination Due to Death or Disability		Termination Other than for Cause or Resignation for Good Reason	Involuntary Termination Following a Change in Control
John Amster	Restricted Stock Acceleration(1)		—	—	$
	Total Value		—	—	$
Geoffrey Barker	Restricted Stock Acceleration(1)		—	—	$
	Total Value		—	—	$
Mallun Yen	Option Acceleration(2)	$		—	$
	Total Value	$		—	$

(1)	The value of restricted stock acceleration shown in the table above assumes that the termination of the named executive officer’s employment occurred on December 31, 2010, and was calculated by multiplying the number of unvested shares of our common stock by the closing price of our common stock on December 31, 2010 (assuming that the fair market value of our common stock on that date was $ , which represents the midpoint of the range set forth on the cover page of this prospectus).
(2)	The value of option acceleration shown in the table above assumes that the termination of the named executive officer’s employment occurred on December 31, 2010, and was calculated by multiplying the number of unvested option shares by the difference between the closing price of our common stock on December 31, 2010 (assuming that the fair market value of our common stock on that date was $ , which represents the midpoint of the range set forth on the cover page of this prospectus) and the exercise price of the option.

Equity Benefit Plans

2011 Equity Incentive Plan

Our 2011 Equity Incentive Plan, or 2011 Plan, was adopted by our board of directors on February 23, 2011, and we expect our stockholders to approve the 2011 Plan prior to completion of this offering. Subject to stockholder approval, the 2011 Plan will become effective on the effective date of the registration statement of which this prospectus is a part. Our 2011 Plan will replace our 2008 Plan described below.

Share Reserve.    We have reserved 1,500,000 shares of common stock for issuance under the 2011 Plan, plus (i) the number of shares that remain available for issuance under the 2008 Plan and that are not subject to outstanding awards granted thereunder on the effective date of the 2011 Plan and (ii) any shares that are subject to outstanding awards granted under the 2008 Plan on the effective date of the 2011 Plan that subsequently expire, lapse unexercised or are forfeited to or repurchased by us, provided that no more than 9,000,000 shares may be added to the 2011 Plan from the 2008 Plan. In addition, the number of shares reserved for issuance under the 2011 Plan will automatically increase on January 1 of each year, beginning on January 1, 2012 and ending on (and including) January 1, 2021, by a number equal to the least of:

•	5% of the total number of shares of common stock outstanding on December 31 of the prior year;

•	2,750,000 shares of common stock; or

•	a number of shares of common stock determined by our board of directors.

No more than 10,500,000 shares of common stock plus the additional shares added to the 2011 Plan each year may be issued upon exercise of incentive stock options. In general, if awards granted under the 2011 Plan are forfeited, repurchased, expire or are settled in cash, then the corresponding shares will again become available for issuance under the 2011 Plan.

Administration.    Our 2011 Plan will be administered by our board of directors or one or more committees to which our board of directors delegates such administration (as applicable, the “plan administrator”). Subject to the terms of the 2011 Plan, the plan administrator has the complete discretion to determine the eligible individuals who are to receive awards under the 2011 Plan, to determine the terms and conditions of awards granted under the 2011 Plan and to make all decisions relating to our 2011 Plan. Our board of directors has delegated full authority to administer the 2011 Plan to our compensation committee.

Eligibility.    Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2011 Plan. With the exception of incentive stock options, which may only be granted to employees, all other types of awards may be granted to any eligible individual.

Types of Award.    Our 2011 Plan provides for the following types of awards:

•	incentive and non-statutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock;

•	stock units; and

•	performance cash awards.

Stock Options and Stock Appreciation Rights.    Stock options and stock appreciation rights (or SARs) are granted pursuant to stock option agreements and stock appreciation right agreements adopted by the plan administrator. The exercise price of options, and the base price of stock appreciation rights, granted under the 2011 Plan may not be less than 100% of the fair market value of our common stock on the date of grant. The settlement value of the stock appreciation rights may be paid in cash, shares of common stock or a combination of both. Optionees may pay the exercise price of options by using cash or, in the plan administrator’s discretion, shares of common stock the optionee already owns, proceeds from an immediate sale of the option shares through a broker approved by us, through a net exercise procedure or by other methods permitted by applicable law. Options and SARs vest at the times determined by the plan administrator. Options and SARs expire not more than ten years after they are granted; however, they will generally expire earlier if the participant’s service terminates earlier. No participant may receive options and SARs under the 2011 Plan covering more than 2,000,000 shares in any calendar year, except that an employee may receive options and/or SARs covering up to an additional 1,000,000 shares in the calendar year in which his or her employment begins. The 2011 Plan allows the plan administrator to re-price (reduce the exercise price) options and stock appreciation rights. The plan administrator may also approve programs in which options and stock appreciation rights are exchanged for cash or other equity awards on such terms as the plan administrator determines.

Restricted Shares and Stock Units.    Restricted shares and stock units are granted pursuant to restricted stock agreements and stock unit agreements adopted by the plan administrator. Restricted shares and stock units may be awarded under the 2011 Plan in return for such form of payment as the plan administrator determines, including cash or services already provided or to be provided to us. Each award of restricted shares and stock units may or may not be subject to vesting, and vesting, if any, shall occur upon satisfaction of the conditions specified by the plan administrator. No participant may receive restricted shares and stock units covering more than 1,000,000 shares in any calendar year, except that an employee may receive restricted shares and/or stock units covering up to an additional 1,000,000 shares in the calendar year in which his or her employment begins. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both.

Performance Cash Awards.    A performance cash award is a cash award that may be granted upon the attainment of performance goals for a specified performance period, as determined by the plan administrator. The maximum amount that may be paid to any participant for any calendar year as a performance cash award shall not exceed $2,000,000. As described below, performance cash awards may be structured as qualified performance-based compensation that is not subject to the deduction limit imposed by Section 162(m) of the Internal Revenue Code.

Performance Objectives.    The 2011 Plan includes provisions permitting us to grant performance cash awards and stock awards that vest and/or are paid based on the attainment of pre-established performance objectives. The plan administrator will determine whether such an award is intended to qualify as “qualified performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code so that it will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to covered executive officers under Section 162(m) of the Internal Revenue Code. To the extent an award is intended to constitute qualified performance-based compensation, the award must be payable only upon the attainment of pre-established stockholder-approved performance objectives. The performance objectives that might be used for this purpose under the 2011 Plan are: earnings (before or after taxes), earnings per share, earnings before interest, taxes and depreciation, earnings before interest, taxes, depreciation and amortization, total stockholder return, return on equity or average stockholders’ equity, return on assets, investment or capital employed, operating income, gross margin, operating margin, net operating income, net operating income after tax, return on operating revenue, sales or revenue, expense or cost reduction, working capital, economic value added (or an equivalent metric), market share, cash flow, operating cash flow, cash flow per share, share price, debt reduction, customer satisfaction, stockholders’ equity, contract awards or backlog or, to the extent an award is not intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Internal Revenue Code, other measures of performance as specified by the plan administrator. The performance objectives may be measured in absolute or relative terms for the company, a business unit, division, subsidiary, affiliate or individual. We do not expect the cap on deductibility to apply to stock awards granted under the 2011 Plan until the earliest to occur of our annual meeting of stockholders in 2015, a material modification of the 2011 Plan or the exhaustion of all shares under the 2011 Plan, however performance objectives may be used with respect to stock awards that are not intended to constitute qualified performance-based compensation.

Transferability of Awards.    Unless the plan administrator determines otherwise, an award will generally not be transferable other than by beneficiary designation, a will or the laws of descent and distribution.

Changes in Capital Structure.    In the event of certain changes in our capital structure, such as a stock split, appropriate adjustments will be made to (i) the number and kind of shares reserved for issuance under the 2011 Plan, including the maximum number of shares by which the share reserve may increase automatically each year, the maximum number of options, stock appreciation rights, restricted share and stock unit awards that can be granted to any participant in a calendar year and the limit on incentive stock options, (ii) the number and kind of shares covered by each outstanding option, stock appreciation right and stock unit and (iii) the exercise price applicable to each outstanding option and stock appreciation right and the repurchase price, if any, applicable to restricted shares.

Merger or Change in Control.    In the event that we are a party to a merger, consolidation or change in control, an award will generally vest in full if it is not continued, assumed or substituted with an equivalent award by the surviving corporation or its parent. In such event, an award may be cancelled in exchange for a payment equal to the excess, if any, of the value of the property a holder of the same number of shares of common stock would have received in the transaction over any exercise price applicable to the award. Alternatively, options and SARs may be cancelled after an opportunity to exercise.

For purposes of the treatment of awards described above, a change in control includes:

•	a merger or consolidation of the company after which our pre-merger stockholders own less than 50% of the total voting power of the surviving corporation or its parent;

•	a sale of all or substantially all of our assets; or

•	any person acquiring beneficial ownership of more than 50% of our total voting power.

Our board of directors is not obligated to treat all awards, or portions thereof, in the same manner. In addition, the plan administrator has the discretion to provide for the acceleration of vesting of awards upon a change in control, whether or not the award is assumed or replaced in the change in control, or in connection with termination of a participant’s service following a change in control.

Amendment or Termination.    Our board of directors may amend or terminate the 2011 Plan at any time. If our board of directors amends the 2011 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2011 Plan will continue in effect for ten years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2008 Stock Plan

Our 2008 Stock Plan, or 2008 Plan, was adopted by our board of directors in August 2008, last amended in October 2010, and has been approved by our stockholders. Following the effectiveness of the 2011 Plan, no further awards will be made under our 2008 Plan; however, all awards outstanding under the 2008 Plan will continue to be governed by their existing terms.

Share Reserve.    We have reserved 9,019,474 shares of common stock for issuance under the 2008 Plan. As of December 31, 2010, options to purchase 6,455,646 shares of common stock at exercise prices ranging from $0.25 to $6.63 per share, or a weighted average exercise price of $2.83 per share, remained outstanding under the 2008 Plan, and 2,131,308 shares of common stock remained available for future issuance under the 2008 Plan.

Administration.    Our board of directors administers the 2008 Plan and has complete discretion to make all decisions relating to the plan. Following this offer, our compensation committee may also administer the 2008 Plan.

Eligibility.    Employees (including officers), members of our board of directors who are not employees and consultants are eligible to participate in our 2008 Plan.

Types of Awards.    Our 2008 Plan provides for the grant of incentive stock options and non-statutory stock options, as well as the direct award or sale of shares of our common stock.

Options.    Subject to the terms of the 2008 Plan, the plan administrator determines the terms of all options granted under the 2008 Plan. The exercise price for incentive stock options and non-statutory stock options granted under the 2008 Plan may not be less than 100% of the fair market value of our common stock on the option grant date; provided, however, that the exercise price for an incentive stock option granted to a person who owns more than 10% of the total combined voting power of all classes of our outstanding common stock may not be less than 110% of the fair market value of our common stock on the option grant date. Options are generally transferable only by beneficiary designation, a will or the laws of descent and distribution; however, our board of directors may permit the transfer of non-statutory stock options by gift or domestic relations order to certain family members.

In general, the terms of options granted under the 2008 Plan may not exceed ten years and will generally expire sooner if the optionee’s service terminates. Options vest at the times determined by our board of directors, which has generally been four years following the date of grant. Our board of directors may also modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price, subject to the limitations in the 2008 Plan.

Shares.    Shares may be awarded under the 2008 Plan in consideration for services rendered to us prior to the award or sold under the 2008 Plan in exchange for cash or cash equivalents. Shares awarded or sold under the 2008 Plan may be fully vested at grant or subject to special forfeiture conditions, rights of repurchase, rights of first refusal or other transfer restrictions, as determined by our board of directors.

Changes in Capital Structure.    In the event of a stock split, declaration of a dividend payable in shares, a combination or consolidation of the outstanding shares into a lesser number of shares, a reclassification or any other increase or decrease in the number of issued shares effected without the receipt of consideration by us, proportionate adjustments will automatically be made to the number of shares and exercise price of all outstanding options. In the event of a declaration of an extraordinary dividend payable in a form other than shares in an amount that has a material effect on the fair market value of the stock, a recapitalization, a spin-off or a similar occurrence, our board of directors may make appropriate adjustments in one or more of the number of shares covered by each outstanding option or the exercise price under each outstanding option.

Mergers and Consolidations.    In the event that we are a party to a merger or consolidation, the successor corporation may continue, assume or substitute options for the outstanding options granted under the plan. The options may also be accelerated and vested in full, followed by their cancellation, upon at least five business days notice prior to the closing of the merger or consolidation, the options may be cancelled in exchange for a payment equal to the excess of the fair market value of the shares subject to the option (whether or not the option is then exercisable or fully vested) over the exercise price of the option or the options may be cancelled with payment of any consideration. All options are not required to be treated in an identical manner in the merger or consolidation.

Amendment or Termination.    Our board of directors may amend, suspend or terminate the 2008 Plan at any time and for any reason. If our board of directors amends the plan, it only needs to ask for stockholder approval if the amendment increases the number of shares available for issuance under the plan or materially changes the class of persons who are eligible for the grant of incentive stock options. By its terms, the 2008 Plan will continue in effect for ten years from its adoption date; however, upon effectiveness of the 2011 Plan, no further awards will be made under the 2008 Plan.

RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control, the indemnification arrangements and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2008 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Private Placement Financings

Series A Financing

In August 2008, we sold an aggregate of 6,979,311 shares of our Series A convertible preferred stock at a price of $1.45 per share to various investors, including KPCB Holdings, Inc., as nominee, entities affiliated with Charles River Ventures and certain other investors. See “Principal Stockholders” for more details on their holdings of our Series A convertible preferred stock.

Series A-1 Financing

In November 2008 through December 2008, we sold an aggregate of 7,016,085 shares of our Series A-1 convertible preferred stock at a price of $2.1636 per share to various investors, including KPCB Holdings, Inc., as nominee, entities affiliated with Charles River Ventures and certain other investors. See “Principal Stockholders” for more details on their holdings of our Series A-1 convertible preferred stock.

Series B Financing

In July 2009, we sold an aggregate of 11,745,893 shares of our Series B convertible preferred stock at a price of $3.0019 per share to various investors, including entities affiliated with Index Ventures, KPCB Holdings, Inc., as nominee, entities affiliated with Charles River Ventures and certain other investors. See “Principal Stockholders” for more details on their holdings of our Series B convertible preferred stock.

Series C Financing and Stock Repurchase

In November 2010, we sold an aggregate of 488,433 shares of our Series C convertible preferred stock at a price of $7.78 per share to various investors, including entities affiliated with Index Ventures, KPCB Holdings, Inc., as nominee, entities affiliated with Charles River Ventures and one other investor. Concurrently with our sale of Series C convertible preferred stock, we repurchased an aggregate of 488,433 shares of our common stock at a price of $7.78 per share from certain of our employees, including John Amster, Geoffrey Barker and Eran Zur. As the amount we paid for the shares of common stock repurchased from Messrs. Amster, Barker and Zur exceeded the current fair market value of our common stock at the time of the repurchase, which was $6.63, the excess was treated as compensation to them. See “Principal Stockholders” for more details on the holdings of Series C convertible preferred stock and common stock after these transactions.

Investors’ Rights Agreement

In connection with our Series A, Series B and Series C financings described above, we entered into an amended and restated investors’ rights agreement with several of our significant stockholders, including entities affiliated with Index Ventures, KPCB Holdings, Inc., as nominee, entities affiliated with Charles River Ventures, certain other investors and Messrs. Amster, Barker and Zur. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock. For more information regarding this agreement, see “Description of Capital Stock— Registration Rights.” In addition to the registration rights, the amended and restated investors’ rights agreement, among other things:

•	obligates us to deliver periodic financial statements to our major investors;

•	permits our major investors to visit and inspect our properties, to examine our books and records and to discuss our business affairs with our officers; and

•

grants those of our investors who are party to the agreement a right of first offer with respect to sales of our shares by us, subject to specified exclusions (which exclusions are expected to include the sale of the shares pursuant to this prospectus).

We anticipate that the provisions of the amended and restated investors’ rights agreement described above, other than those relating to registration rights, will terminate upon the closing of this offering. This is not a complete description of the amended and restated investors’ rights agreement and is qualified by the full text of the amended and restated investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Voting Agreement

The election of the members of our board of directors is governed by a voting agreement that we entered into in connection with the Series B financing with certain holders of our common stock and holders of our preferred stock. The parties to the voting agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by certain of our investors, including KPCB Holdings, Inc., which has designated Randy Komisar, Charles River Ventures, which has designated Izhar Armony, and Index Ventures, which has designated Giuseppe Zocco. In addition, the parties to the voting agreement have agreed to vote their shares so as to elect to our board of directors three individuals designated by our founders, who have designated John A. Amster, Geoffrey Barker and Eran Zur, and one person designated by the directors then in office, who have designated Thomas O. Ryder. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Transactions with our Executive Officers, Directors, Significant Stockholders and Underwriters

Indemnification Agreements

We have entered into indemnification agreements with our directors, executive officers and certain key employees. The form of agreement provides that we will indemnify our directors, executive officers and certain key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and certain key employees in connection with a legal proceeding.

Agreements with Our Founders

In July 2008, in connection with the founding of our company, Messrs. Amster, Barker and Zur purchased an aggregate of 9,499,998 shares of our common stock in exchange for their assignment of technology to us. The shares of common stock held by Messrs. Amster, Barker and Zur vest over four years of service from August 2008 and contain certain provisions for acceleration, described more fully in “Executive Compensation – Compensation Discussion and Analysis.”

In August 2008, we entered into employment offer letters with Messrs. Amster, Barker and Zur.

In January 2011, we granted options to purchase 537,692, 358,462 and 358,462 shares of our common stock to Messrs. Amster, Barker and Zur, respectively.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant, where the amount involved exceeds $120,000 and in which a related party had, has or will have a direct or indirect material interest.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding beneficial ownership of our common stock as of December 31, 2010, and as adjusted to reflect our sale of common stock in this offering, by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and named executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Percentage ownership of our common stock before this offering is based on 37,173,723 shares of our common stock outstanding as of December 31, 2010, which includes 26,229,722 shares of common stock resulting from the automatic conversion of all outstanding shares of our preferred stock upon the completion of this offering, as if this conversion had occurred as of December 31, 2010. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2010 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage ownership of our common stock after this offering also assumes that              shares of common stock will be outstanding after completion of this offering and no exercise of the underwriters’ option to purchase additional shares of our common stock. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o RPX Corporation, One Market Plaza, Suite 700, San Francisco, California 94105.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders:

Entities affiliated with Index Ventures(1)	8,620,531	23.19%	8,620,531
Entities affiliated with Charles River Ventures(2)	8,597,979	23.13%	8,597,979
KPCB Holdings, Inc., as nominee(3)	8,597,979	23.13%	8,597,979
John A. Amster(4)	2,931,010	7.88%	2,931,010
Geoffrey T. Barker(5)	3,053,131	8.21%	3,053,131
Eran Zur(6)	3,053,131	8.21%	3,053,131

Named Executive Officers and Directors(7):

John A. Amster(4)	2,931,010	7.88%	2,931,010
Geoffrey T. Barker(5)	3,053,131	8.21%	3,053,131
Adam C. Spiegel(8)	405,607	1.08%	405,607
Mallun Yen(9)	—	*	—
Henri Linde(10)	258,612	*	258,612
Giuseppe Zocco(1)	8,620,531	23.19%	8,620,531
Izhar Armony(2)	8,597,979	23.13%	8,597,979
Randy Komisar(3)	8,597,979	23.13%	8,597,979
Thomas O. Ryder(11)	202,803	*	202,803
All directors and executive officers as a group (9 people)(12)	32,667,652	86.46%	32,667,652

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	Consists of 5,525,513 shares held of record by Index Ventures Growth I (Jersey), L.P., 192,772 shares held of record by Index Ventures Growth I Parallel Entrepreneur Fund (Jersey), L.P., 2,603,406 shares held of record by Index Ventures IV (Jersey), L.P., 247,116 shares held of record by Index Ventures IV Parallel Entrepreneur Fund (Jersey), L.P. and 51,724 shares held of record by Yucca Partners LP Jersey Branch. Giuseppe Zocco, a member of our Board of Directors, is a partner of Index Ventures. Mr. Zocco disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein. The address of the Index Venture Growth entities is No 1 Seaton Place, St Helier, Jersey JE4 8YJ, Channel Islands, and the address of the Index Venture IV entities and Yucca Partners LP Jersey Branch is Ogier House, The Esplanade, St Helier, Jersey JE4 9WG, Channel Islands.
(2)	Consists of 8,363,239 shares held of record by Charles River Partnership XIII, LP and 234,740 shares held of record by Charles River Friends XIII-A, LP. Izhar Armony, a member of our board of directors, is a general partner or managing member, as applicable, of the general partner of each of Charles River Partnership XIII, LP and Charles River Friends XIII-A, LP and may be deemed to share voting and investment power with respect to all shares held by Charles River Partnership XIII, LP and Charles River Friends XIII-A, LP. Mr. Armony disclaims beneficial ownership of the shares held by each of Charles River Partnership XIII, LP and Charles River Friends XIII-A, LP, except to the extent of his pecuniary interest therein, if any. The address of the entities affiliated with Charles River Ventures is 1000 Winter Street, Suite 3300, Waltham, Massachusetts 02451.
(3)	Consists of 8,018,475 shares held of record by Kleiner Perkins Caufield & Byers XIII, LLC and 579,504 shares held of record by individuals affiliated with Kleiner Perkins Caufield & Byers XIII, LLC. Randy Komisar, a member of our board of directors, is a partner of Kleiner Perkins Caufield & Byers XIII, LLC. Mr. Komisar disclaims beneficial ownership of these shares except to the extent of his pecuniary interest arising therein. The shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee” for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares and disclaims beneficial ownership of these shares. The address of KPCB Holdings, Inc. is 2750 Sand Hill Road, Menlo Park, California 94025.
(4)	1,306,945 of these shares are subject to our right of repurchase in the event Mr. Amster’s service terminates prior to vesting of these shares. Subsequent to December 31, 2010, Mr. Amster transferred 435,000 shares to John A. Amster, Trustee of the John A. Amster 2010 Annuity Trust dated December 21, 2010 and 435,000 shares to Colleen Quinn Amster, Trustee of the Colleen Quinn Amster 2010 Annuity Trust dated December 21, 2010. Voting and investment power over the shares beneficially owned by the John A. Amster 2010 Annuity Trust dated December 21, 2010 is held by Mr. Amster. Voting and investment power over the shares beneficially owned by the Colleen Quinn Amster 2010 Annuity Trust dated December 21, 2010 is held by Colleen Quinn Amster, Mr. Amster’s wife. Excludes options to purchase 537,692 shares of common stock that may not be exercised within 60 days of December 31, 2010.
(5)	1,325,695 of these shares are subject to our right of repurchase in the event Mr. Barker’s service terminates prior to vesting of these shares. Includes 300,000 shares held by Geoffrey T. Barker, Trustee of the Geoffrey T. Barker 2010 3-Year GRAT, Dated December 29, 2010 and 300,000 shares held by Anne Payne Barker, Trustee of the Anne Payne Barker 2010 3-Year GRAT, Dated December 29, 2010. Voting and investment power over the shares beneficially owned by the Geoffrey T. Barker 2010 3-Year GRAT, Dated December 29, 2010 is held by Mr. Barker. Voting and investment power over the shares beneficially owned by the Anne Payne Barker 2010 3-Year GRAT, Dated December 29, 2010 is held by Anne Payne Barker, Mr. Barker’s wife. Excludes options to purchase 358,462 shares of common stock that may not be exercised within 60 days of December 31, 2010.
(6)	1,325,695 of these shares are subject to our right of repurchase in the event Mr. Zur’s service terminates prior to vesting of these shares. Excludes options to purchase 358,462 shares of common stock that may not be exercised within 60 days of December 31, 2010.
(7)	Mr. Shelby W. Bonnie was elected to our board of directors on January 31, 2011 and granted an option exercisable for 60,000 shares of our common stock. This table does not reflect Mr. Bonnie’s election to the board or his option grant, as they occurred after December 31, 2010.
(8)	Consists of options to purchase 405,607 shares of common stock that may be exercised within 60 days of December 31, 2010. Excludes options to purchase 100,000 shares of common stock that may not be exercised within 60 days of December 31, 2010.
(9)	Excludes options to purchase 900,000 shares of common stock that may not be exercised within 60 days of December 31, 2010.
(10)	130,852 of these shares are subject to our right of repurchase in the event Mr. Linde’s service terminates prior to vesting of these shares. Excludes options to purchase 75,000 shares of common stock that may not be exercised within 60 days of December 31, 2010.
(11)	Consists of options to purchase 202,803 shares of common stock that may be exercised within 60 days of December 31, 2010.
(12)	Includes 4,089,187 shares that are subject to our right of repurchase and options to purchase 608,410 shares of common stock that may be exercised within 60 days of December 31, 2010. Excludes options to purchase 2,329,616 shares of common stock that may not be exercised within 60 days of December 31, 2010.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes the material terms of our capital stock. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Common Stock

As of December 31, 2010, there were 37,173,723 shares of our common stock outstanding, held by 27 stockholders of record, and no shares of our preferred stock outstanding, assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur immediately upon the completion of this offering. After this offering, there will be              shares of our common stock outstanding, or              shares if the underwriters exercise in full their option to purchase additional shares of our common stock in this offering.

Dividend Rights

Subject to preferences that may apply to shares of our preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of our preferred stock and payment of other claims of creditors.

No Redemption or Sinking Fund

There will be no redemption or sinking fund provisions applicable to our common stock.

Fully Paid and Non-Assessable

All of our outstanding shares of common stock are, and the shares of our common stock to be issued in this offering will be, fully paid and non-assessable.

Venue

Unless we consent otherwise, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for stockholder actions against us.

Preferred Stock

Upon the closing of this offering, all outstanding shares of preferred stock will be converted into shares of common stock. See Note 12 of the notes to our audited financial statements for a description of the currently outstanding preferred stock. Following this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock after the completion of this offering.

Registration Rights

Pursuant to the terms of our amended and restated investors’ rights agreement, immediately following this offering, the holders of approximately 35,266,994 shares of our common stock outstanding as of December 31, 2010 will be entitled to some or all of the registration rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights

At any time beginning six months after the completion of this offering, the holders of at least 20% of the shares having demand registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $7.5 million. We will only be required to file two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of shares having demand registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans, a registration relating to a corporate reorganization or acquisition or a registration in which the only equity securities being registered are shares of common stock issuable upon conversion of convertible debt securities that are also being registered. The managing underwriter of any underwritten offering will have the right, in its sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 35% of the total shares covered by the registration statement, except in the case of our initial public offering, in which case all shares with registration rights may be excluded.

Form S-3 Registration Rights

The holders of the shares with demand registration rights can request that we register their shares on Form S-3, if we are eligible to file a registration statement on Form S-3, and if the aggregate price to the public of the shares offered is at least $2.0 million. The stockholders may only require us to file two registration statements on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Expenses of Registration Rights

We will pay all expenses, other than underwriting discounts, commissions and stock transfer taxes, incurred in connection with the registrations described above.

Expiration of Registration Rights

The registration rights described above will terminate upon the earlier of either five years following the closing of this offering, or as to a given holder of registrable securities, when such holder can sell all of such holder’s registrable securities pursuant to Rule 144 promulgated under the Securities Act in any three-month period.

Anti-Takeover Provisions

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Election and Removal of Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors are classified into three classes of directors, and directors are elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that vacancies and newly created directorships on our board of directors may be filled only by a majority vote of the directors then serving on our board of directors (except as otherwise required by law or by resolution of the board). Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause and only upon a majority stockholder vote.

Special Stockholder Meetings

Under our amended and restated certificate of incorporation and amended and restated bylaws, only the Chairman of our board of directors, our chief executive officer and our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law which contains anti-takeover provisions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale or another transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

No Cumulative Voting

Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on our board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as compared to the number of seats the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Undesignated Preferred Stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Charter Provisions

The amendment of most of the provisions discussed above in our amended and restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

The Nasdaq Global Market Listing

We have applied for listing of our common stock on The Nasdaq Global Market under the symbol “RPXC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . The transfer agent’s address is                     , and its telephone number is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options to purchase shares of common stock, in the public market after the restrictions lapse, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding              shares of our common stock, assuming that there are no exercises of outstanding options after December 31, 2010. Of these shares, all of the shares sold in this offering (assuming no exercise of the underwriters’ option to purchase additional shares and the conversion of all outstanding shares of preferred stock) will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

After this offering, and assuming no exercise of the underwriters’ option to purchase additional shares and the conversion of all outstanding shares of preferred stock,          shares of our common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below. These restricted securities are subject to the contractual lock-up agreements described below until 180 to 213 days after the date of this prospectus.

Lock-Up Agreements

All of our directors and officers and substantially all of our security holders are subject to contractual lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock or options to acquire shares of our common stock or any security or instrument related to our common stock or options for a period of at least 180 days following the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and Barclays Capital Inc.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the restricted period, we issue earnings results or announce material news or a material event; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 15-day period following the last day of the initial restricted period.

Then in each case, the restricted period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event. As a result, the maximum possible lock-up period under these lock-up agreements is 213 days, beginning on the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately          shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of the common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an “affiliate” of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits “affiliates” of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. Substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus. Such shares and will become eligible for sale upon expiration of the restrictions set forth in those agreements.

As of December 31, 2010, 432,520 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Registration of Shares Issued Pursuant to Benefits Plans

We intend to file a registration statement under the Securities Act as promptly as possible after the date of this prospectus to register shares that we have issued or may issue pursuant to our employee benefit plans. This registration statement will automatically become effective upon filing. As a result, the shares resulting from any options or rights exercised under our 2008 Stock Plan or 2011 Equity Incentive Plan after the filing of this registration statement will also be freely tradable in the public market, subject to the market standoff and lock-up agreements discussed above. However, shares acquired by affiliates under these employee benefit plans will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144.

Registration Rights

Pursuant to the terms of our amended and restated investors’ rights agreement, holders of approximately 35,266,994 shares of our common stock outstanding as of December 31, 2010 have registration rights with respect to those shares of common stock. For a discussion of these rights, see “Description of Capital Stock—Registration Rights.” After any of these shares are registered, they will be freely tradable without restriction under the Securities Act upon registration.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly with retroactive effect, or subject to different interpretations. This discussion is limited to persons who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this discussion does not address all the United States federal income tax consequences and does not address foreign, state, local or other tax considerations that may be relevant to you in light of your personal circumstances. This discussion does not address special situations, including, without limitation, those of: brokers or dealers in securities; regulated investment companies; real estate investment trusts; persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons liable for alternative minimum tax; persons whose “functional currency” is not the United States dollar; investors in pass-through entities; persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation; United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, tax-exempt organizations or entities or arrangements treated as partnerships or other pass-through entities for United States federal income tax purposes.

If you are a partnership holding our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Consequences to United States Holders

The following is a summary of the United States federal income tax consequences that will apply to you if you are a United States Holder of shares of our common stock. A “United States Holder” of common stock means a beneficial owner of common stock that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Distributions on Common Stock

In general, if you receive a distribution with respect to our common stock, such distributions will be treated as a dividend to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the your tax basis in our common stock and, to the extent such portion exceeds the your tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Gain on Disposition of Common Stock.”

Under current legislation, dividend income may be taxed to an individual at rates applicable to long term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. The legislation providing for this long-term capital gains treatment is scheduled to expire on December 31, 2012, at which time, unless such legislation is extended, dividends received by an individual will generally be taxed at ordinary income rates. Any dividends that we pay to a United States Holder that is a United States corporation will qualify for a deduction allowed to United States corporations in respect of dividends received from other United States corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate United States Holder may qualify for the 70% dividends received deduction if the United States Holder owns less than 20% of the voting power and value of our stock. You should consult your tax advisor regarding the holding period and other requirements that must be satisfied in order to qualify for the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, Exchange or Other Disposition of Common Stock

You will generally recognize capital gain or loss on a sale, exchange or certain other dispositions of our common stock. Your gain or loss will equal the difference between your amount realized and your tax basis in the stock. Your amount realized will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized on a sale or exchange of stock will be long-term capital gain or loss if you have held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, newly enacted legislation requires certain United States Holders who are individuals, estates or certain trusts to pay a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes, among other things, dividends and capital gains from the sale other dispositions of stock, unless such dividend income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A United States holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common stock.

Information Reporting and Backup Withholding

Under certain circumstances, United States Treasury regulations require information reporting and backup withholding on certain payments on common stock or on the sale thereof. When required, we will report to the Internal Revenue Service and to each United States Holder the amounts paid on or with respect to our common stock and the United States federal withholding tax, if any, withheld from such payments. A United States Holder will be subject to backup withholding on the dividends paid on the common stock and proceeds from the sale of the common stock at the applicable rate

(which is currently 28%) if the United States Holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as a certification of corporate status), (b) has been notified by the Internal Revenue Service that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A United States Holder may be eligible for an exemption from backup withholding by providing a properly completed Internal Revenue Service Form W-9 to us or our paying agent.

Backup withholding does not represent an additional United States federal income tax. Any amounts withheld from a payment to a United States Holder under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the Internal Revenue Service.

Consequences to Non-United States Holders

The following is a summary of the United States federal income tax consequences that will apply to you if you are a Non-United States Holder of shares of our common stock. A “Non-United States Holder” is a beneficial owner of common stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not a United States Holder.

Distributions on Common Stock

If you receive a distribution in respect of shares of our common stock and such distribution is treated as a dividend (see Consequences to United States Holders—Distributions on Common Stock), as a non-United States Holder, you will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, certifying under penalty of perjury that you are not a United States person (as defined under the Code) and claiming an exemption from or reduction in withholding under the applicable tax treaty. Special certification and other requirements apply to you if you are a pass-through entity rather than a corporation or individual or if our common stock is held through certain foreign intermediaries.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates as if you were a United States person (as defined under the Code), unless an applicable income tax treaty provides otherwise, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of our common stock (including a distribution with respect to our common stock that is treated as a sale or exchange) unless:

•

the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours, in which case, you will generally be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates as if you were a United States person (as defined in the Code) and, if you are a corporation, you may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, in which case, you will be subject to a 30% tax on the gain derived from the sale, which may be offset by United States source capital losses; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period you held our common stock. As long as our common stock is regularly traded on an established securities market, within the meaning of section 897(c)(3) of the Code, these rules will apply only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period that is specified in the Code. We believe that we are not currently, and are not likely to become, a United States real property holding corporation.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available by the Internal Revenue Service to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding tax may also apply to dividend payments made to you on or with respect to our common stock unless you certify under penalty of perjury that you are a non-United States Holder (and we do not have actual knowledge or reason to know that you are a United States person (as defined under the Code)) or you otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalty of perjury that it is a non-United States Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person (as defined under the Code)) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided that the required procedures are followed.

You should consult your tax advisor regarding the application of the information reporting and backup withholding rules to you.

Foreign Account Legislation

Recently enacted legislation, that is effective for amounts paid after December 31, 2012, generally will impose a withholding tax of 30% on any dividends on our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the United States government to, among other things, collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners). The legislation will also generally impose a withholding tax of 30% on any dividends on our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial United States owners or identification of the direct and indirect substantial United States owners of the entity. Finally, withholding of 30% also generally will apply to the gross proceeds of a disposition of our common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met. Under certain circumstances, a non-United States Holder of our common stock may be eligible for refunds or credits of such taxes. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Barclays Capital Inc. are acting as the representatives of the underwriters and joint book-running managers of this offering.

Underwriter	Number of Shares
Goldman, Sachs & Co.
Barclays Capital Inc.
Allen & Company LLC.
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $              per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of the outstanding shares of our common stock, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “RPXC.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $              million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each of which is referred to as a Relevant Member State, including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities, each of which is referred to as an Early Implementing Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to as the Relevant Implementation Date, no offer of shares will be made in the institutional offering to the public in that Relevant Member State (other than offers, which we refer to as Permitted Public Offers, where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

(a)	to “qualified investors” as defined in the Prospectus Directive, including:

(A)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(B)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

(b)	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made under the institutional offering will be deemed to have represented, acknowledged and agreed to and with each Subscriber and the Bank that (A) it is a “qualified investor,” and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the institutional offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including that Directive as amended, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Residents of Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Residents of Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Residents of Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for the company by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California. As of the date of this prospectus, certain partners and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 39,318 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2010 and for the period from inception (July 15, 2008) to December 31, 2008 and the years ended December 31, 2009 and 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and we intend to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and on the website of the SEC referred to above.

RPX Corporation

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

RPX Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit) and consolidated statements of cash flows present fairly, in all material respects, the financial position of RPX Corporation at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009 and the period from inception (July 15, 2008) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 4, 2011

RPX Corporation

Consolidated Balance Sheets

(in thousands, except per share data)

	December 31,		Pro Forma Stockholders’ Equity at December 31, 2010

	2009	2010
Assets
Current assets
Cash and cash equivalents	$28,928	$46,656
Restricted cash	500	500
Accounts receivable	7,111	12,632
Prepaid expenses and other current assets	92	5,987
Deferred tax assets	3,478	2,567

Total current assets	40,109	68,342
Patent assets, net	82,759	126,508
Property and equipment, net	44	623
Intangible assets, net	946	583
Restricted cash	—	220
Other assets	66	746

Total assets	$123,924	$197,022

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$850	$634
Accrued liabilities	1,799	7,281
Deferred revenue, current	22,188	73,235
Notes payable and other obligations, current	18,427	18,527
Other current liabilities	23	3,314

Total current liabilities	43,287	102,991
Deferred revenue, less current portion	2,503	9,205
Deferred tax liabilities	—	6,146
Notes payable and other obligations, less current portion	20,323	5,056
Other liabilities	48	124

Total liabilities	66,161	123,522

Commitments and contingencies (Note 10)

Redeemable convertible preferred stock, $0.0001 par value—25,995, and 26,230 shares authorized: 25,741 and 26,230 issued and outstanding as of December 31, 2009 and 2010, respectively; aggregate liquidation preference of $60,560 and $64,361 as of December 31, 2009 and 2010, respectively	59,012	62,793	$—

Stockholders’ equity (deficit)
Common stock, $0.0001 par value—45,000 and 60,000 shares authorized: 11,209, and 11,432 shares issued and 11,209 and 10,944 shares outstanding as of December 31, 2009 and 2010, respectively	1	1	4
Additional paid-in capital	1,966	51	62,841
Retained earnings (accumulated deficit)	(3,216)	10,655	10,655

Total stockholders’ equity (deficit)	(1,249)	10,707	$73,500

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$123,924	$197,022

The accompanying notes are an integral part of these consolidated financial statements.

RPX Corporation

Consolidated Statements of Operations

(in thousands, except per share data)

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
Revenue	$792	$32,822	$94,874
Cost of revenue	2,551	17,710	43,602
Selling, general and administrative expenses	2,595	10,250	23,917
Loss on sale of patent assets, net	—	—	536

Operating income (loss)	(4,354)	4,862	26,819
Interest expense, net	(796)	(4,369)	(2,776)
Other income (expense), net	—	(72)	12

Income (loss) before benefit from income taxes	(5,150)	421	24,055
Provision for (benefit from) income taxes	—	(1,513)	10,184

Net Income (loss)	$(5,150)	$1,934	$13,871

Less: allocation of net income to participating stockholders	—	1,934	12,479

Net income (loss) available to common stockholders—basic	$(5,150)	$—	$1,392
Undistributed earnings re-allocated to common stockholders	—	—	279

Net income (loss) available to common stockholders—diluted	$(5,150)	$—	$1,671

Net income (loss) per common share—basic	$(8.94)	$—	$0.24

Net income (loss) per common share—diluted	$(8.94)	$—	$0.23

Weighted-average shares used in computing net income (loss) per common share—basic	576	2,148	5,747

Weighted-average shares used in computing net income (loss) per common share—diluted	576	2,169	7,164

Pro forma net income per share—basic		$0.06	$0.37

Pro forma net income per share—diluted		$0.06	$0.36

Pro forma weighted-average common shares outstanding—basic		30,675	37,086

Pro forma weighted-average common shares outstanding—diluted		30,696	38,503

The accompanying notes are an integral part of these consolidated financial statements.

RPX Corporation

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $53	6,979	$10,067	—	$—	$—	$—	$—
Issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs of $54	7,016	15,126	—	—	—	—	—
Issuance of common stock in exchange for assets	—	—	11,000	1	1,699	—	1,700
Issuance of restricted stock upon early exercise of options	—	—	209	—	—	—	—
Stock-based compensation	—	—	—	—	26	—	26
Net loss	—	—	—	—	—	(5,150)	(5,150)

Balance at December 31, 2008	13,995	25,193	11,209	1	1,725	(5,150)	(3,424)

Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $1,441	11,746	33,819	—	—	—	—	—
Vesting of stock options early exercised	—	—	—	—	14	—	14
Stock-based compensation	—	—	—	—	227	—	227
Net income	—	—	—	—	—	1,934	1,934

Balance at December 31, 2009	25,741	59,012	11,209	1	1,966	(3,216)	(1,249)

Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $20	489	3,781	—	—	—	—	—
Issuance of common stock in exchange for assets	—	—	174	—	52	—	52
Issuance of restricted stock upon early exercise of options	—	—	50	—	—	—	—
Vesting of stock options early exercised	—	—	—	—	25	—	25
Stock-based compensation	—	—	—	—	1,246	—	1,246
Net income	—	—	—	—	—	13,871	13,871
Repurchase of common stock	—	—	(489)	—	(3,238)	—	(3,238)

Balance at December 31, 2010	26,230	$62,793	10,944	$1	$51	$10,655	$10,707

The accompanying notes are an integral part of these consolidated financial statements.

RPX Corporation

Consolidated Statements of Cash Flows

(in thousands)

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
Cash flows from operating activities
Net income (loss)	$(5,150)	$1,934	$13,871
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	2,590	17,325	43,332
Stock-based compensation	26	227	1,246
Loss on sale of patent assets, net	—	—	536
Imputed interest on other obligations	35	1,771	1,649
Reversal of deferred tax valuation allowance	—	(3,478)	—
Utilization of deferred tax asset	—	—	3,478
Change in deferred tax balances, net	—	—	7,057
Other	—	20	13
Changes in assets and liabilities
Increase in accounts receivable	(42)	(7,069)	(5,521)
Increase in prepaid expense and other assets	(84)	(68)	(6,014)
Increase (decrease) in accounts payable	236	614	(347)
Increase in accrued and other liabilities	146	1,686	6,563
Increase in deferred revenue	16,895	4,620	57,749

Net cash provided by operating activities	14,652	17,582	120,134
Cash flows from investing activities
Increase in restricted cash	(500)	—	(220)
Purchase of property and equipment	(63)	(27)	(544)
Acquisition of patent assets	(22,673)	(38,542)	(72,097)
Sales of patent assets	55	15,032	500

Net cash used in investing activities	(23,181)	(23,537)	(72,361)
Cash flows from financing activities
Repayments of principal on notes payable and other obligations	(2,400)	(13,252)	(30,471)
Proceeds from issuance of Series A redeemable convertible preferred stock, net of issuance costs	10,067	—	—
Proceeds from issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs	15,126	—	—
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs	—	33,819	—
Proceeds from issuance of Series C redeemable convertible preferred stock, net of issuance costs	—	—	3,781
Payments for purchase of common stock	—	—	(3,238)
Proceeds from issuance of common stock	52	—	104
IPO related costs	—	—	(221)

Net cash provided by (used in) financing activities	22,845	20,567	(30,045)
Net increase in cash and cash equivalents	14,316	14,612	17,728
Cash and cash equivalents at beginning of the period	—	14,316	28,928

Cash and cash equivalents at end of the period	$14,316	$28,928	$46,656

Supplemental disclosures of cash flow information
Cash paid for interest expense	$699	$2,663	$3,686
Cash paid for income taxes	—	4	6,110

Non-cash investing and financing activities
Patent assets purchased or financed through notes payable or other obligations	$35,367	$19,840	$16,542
Adjustments to patent asset purchase price and related liability	—	(2,616)	—
Patent assets received in barter transactions	—	3,176	—
Property and equipment purchased not settled	—	—	131
Common stock issued in exchange for patent assets	250	—	—
Common stock issued in exchange for other intangible assets	1,450	—	—
IPO related costs	—	—	260

The accompanying notes are an integral part of these consolidated financial statements.

RPX Corporation

Notes to Consolidated Financial Statements

1. Description of the Business

RPX Corporation (also referred to herein as “RPX” or the “Company”) helps companies reduce patent-related risk and expense. The Company provides a subscription-based patent risk management solution that facilitates more efficient exchanges of value between owners and users of patents compared to transactions driven by actual or threatened litigation. The core of the Company’s solution is defensive patent aggregation, in which it acquires patents or licenses to patents, which the Company refers to collectively as “patent assets,” that are being or may be asserted against the Company’s current and prospective clients. The Company then licenses these patent assets to its clients to protect them from potential patent infringement assertions. The Company also provides its clients access to its proprietary patent market intelligence and data. The Company was incorporated in the State of Delaware on July 15, 2008.

Liquidity and Capital Resources

To date, the Company has primarily relied upon private equity financing, payments of annual subscription fees and the availability of patent seller financing to generate the funds needed to finance the acquisition of patent assets as well as operating activities.

As of December 31, 2009 and 2010, respectively, the Company had cash and cash equivalents of $28.9 million and $46.7 million, and had an accumulated deficit of $3.2 million and retained earnings of $10.7 million. Management expects that it will use substantial cash in the future to acquire additional patent assets and service the debt issued in connection with prior patent asset purchases. Management believes that the Company has adequate cash resources to continue its operations through at least December 31, 2011. The Company may need to borrow funds or raise additional equity capital to achieve its longer term business objectives. Such additional capital may not be available on commercially reasonable terms or at all.

2. Significant Accounting Policies

Basis of Consolidation and Presentation of Financial Information

The accompanying consolidated financial statements include the accounts of RPX Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated.

Pro Forma Statement of Stockholders’ Equity (Unaudited)

The unaudited pro forma balance sheet data as of December 31, 2010 reflects the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into an aggregate of 26,229,722 shares of common stock on a 1:1 basis upon (i) the completion of an initial public offering at an offering price per share of at least $9.0057 and with net proceeds to the Company of at least $30.0 million (“qualified offering”) or (ii) upon the written election of, in the case of the Series A and Series A-1 redeemable convertible stock, the holders of at least 55% of the outstanding Series A and Series A-1 redeemable convertible stock, and in the case of the Series B redeemable convertible stock, the holders of at least a majority of the outstanding Series B redeemable convertible stock.

Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. This requires management to make estimates and

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period covered by the consolidated financial statements and accompanying notes. The Company bases its estimates on various factors and information which may include, but are not limited to, history and prior experience, expected future results, new related events and current economic conditions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition (ASC 605) and related authoritative guidance. The primary source of the Company’s revenue is fees paid by its clients under subscription agreements. The Company believes that its patent risk management solution comprises a single deliverable and thus the Company recognizes each subscription fee ratably over the non-cancelable term for which the fee applies. Revenue is recognized net of any discounts or other contractual incentives. The Company starts recognizing revenue when all of the following criteria have been met:

•	Persuasive evidence of an arrangement exists. All subscription fees are supported by a dually executed subscription agreement.

•

Delivery has occurred or services have been rendered.    The subscription agreement calls for the Company to provide its patent risk management solution over a specific term commencing on the agreement effective date. Because services are not on an individualized basis (i.e., the Company generally performs its services on behalf of all of its clients as opposed to each client individually), delivery occurs automatically with the passage of time. Consequently, the Company recognizes subscription revenue ratably.

•

Seller’s price to the buyer is fixed or determinable.    Each client’s annual subscription fee is based on the Company’s fee schedule in effect at the time of the client’s initial agreement. A client’s subscription fee is calculated using its fee schedule and its normalized operating income, which is defined as the greater of (i) the average of the three most recently reported fiscal year’s operating income and (ii) 5% of the most recently reported fiscal years’ revenue. The fee for the first year of the agreement is typically determined and invoiced at the time of contract execution. The fee for each subsequent year of the agreement is generally calculated and invoiced in advance prior to each anniversary date of the agreement.

•

Collectability is reasonably assured.    Subscription fees are generally collected on or near the effective date of the agreement and again at or near each anniversary date thereof. The Company does not recognize revenue in instances where collectability is not reasonably assured. The Company’s subscription agreements state that all fees paid are non-refundable.

In some limited instances, the subscription agreement includes a contingency clause, giving one or both parties an option to terminate the agreement and receive a full refund if contingencies are not resolved within a defined time period. In those instances, revenue will not be recognized until all contingencies have been removed. The revenue earned during the period between the effective date of the agreement and the contingency removal date is recognized on the contingency removal date. Thereafter, revenue is recognized ratably over the remaining subscription term.

In certain circumstances, the Company accepts a payment from one or more clients to finance part or all of an acquisition of patent assets. The Company refers to these types of transactions as

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

structured acquisitions. The accounting for structured acquisitions is complex and often requires judgments on the part of management as to the appropriate accounting treatment. In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, in instances where the Company substantively acts as an agent to acquire patent rights from a seller on behalf of clients who are paying for such rights separately from their subscription agreements, the Company may treat the client payments on a net basis. As a result, there may be little or no revenue recognized for such contributions, and the basis of the acquired patent rights may exclude the amounts paid by the contributing client based on the Company’s determination that it is not the principal in these transactions. In these situations, the contributing clients are typically defendants in an active or threatened patent infringement litigation filed by the owner of a patent. The Company is brought in to assist its clients to secure a dismissal from litigation and a license to the underlying patents.

Key indicators evaluated to reach the determination that the Company is not the principal in the transaction include:

•

the seller of the patent assets is generally viewed as the primary obligor in the arrangement, given that it owns and controls the underlying patent(s) and thus has the absolute authority to grant and deliver any release from past damages and dismissal from litigation, as well the general terms of the license granted;

•

the Company has no inventory risk, as the clients generally enter into their contractual obligations with the Company prior to or contemporaneous to the Company entering into its contractual obligation with the seller;

•

the Company is not involved in the determination of the product or service specification and has no ability to change the product or perform any part of the service in connection with these transactions, as the seller owns the underlying patent(s); and

•

the Company has limited or no credit risk, as each respective client has a contractually binding obligation, and in many instances the Company collects the client contribution prior to making a payment to the seller.

Accounting for Payments to Clients

The Company occasionally agrees to provide payments, discounts or other contractual incentives to clients in exchange for specified consideration. The Company accounts for such contract provisions in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives, which requires the Company to offset the amount of the payment, discount or other contractual incentive against revenue if the Company is unable to demonstrate both receipt of an identifiable benefit and determine the fair value of the benefit received.

Deferred Revenue

The Company generally invoices its clients upon execution of new subscription agreements and prior to any payment date for renewals of existing subscription agreements. The Company records the amount of subscription fees billed as deferred revenue and recognizes such amounts as revenue ratably over the period for which they apply. The Company records deferred revenue when it has the legal right to bill and collect amounts owed and the respective underlying term of a membership agreement has begun. In the rare instance where a membership term has commenced but the fees have not yet been invoiced, the Company records an unbilled receivable. Deferred revenue that will be recognized during the succeeding 12-month period from the respective balance sheet date is recorded as deferred revenue, current, and the remaining portion is recorded as non-current.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily includes amounts billed to clients under their subscription agreements. The majority of the Company’s clients are well-established operating companies with investment-grade credit. For the periods ended December 31, 2009 and 2010, the Company has not incurred any losses on its accounts receivable and has thus determined that no allowance for doubtful accounts was required.

Concentration of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash in banks and cash equivalents primarily in institutional money market funds.

Credit risk with respect to accounts receivable is generally mitigated by short collection periods and/or subscription agreements that provide for payments in advance of the rendering of services. Three clients accounted for 44%, 37% and 15% of accounts receivable at December 31, 2009. Three clients accounted for 45%, 33% and 22% of accounts receivable at December 31, 2010.

Two clients accounted for 87% and 12% of subscription fee revenue for the period from inception (July 15, 2008) to December 31, 2008. Five clients accounted for 15%, 12%, 11%, 10% and 10% of subscription fee revenue for the year ended December 31, 2009. No client accounted for more than 10% of subscription fee revenue for the year ended December 31, 2010.

Fair Value Measurements

The Company adopted the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820), upon inception on July 15, 2008, for financial assets and liabilities that are being measured and reported at fair value on a recurring basis. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that minimizes the use of unobservable inputs by requiring the use of observable market data when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on active market data. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

The fair value hierarchy is comprised of the three input levels summarized below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities and readily accessible by the Company at the reporting date.

Level 2 – Valuations based on inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 – Valuations based on inputs that are unobservable.

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for notes payable and other

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

deferred payment obligations with similar terms, and considering the Company's credit risk, the carrying value of notes payable approximates fair value.

Cash and Cash Equivalents

Cash equivalents are highly liquid, short-term investments having an original maturity of 90 days or less that are readily convertible to known amounts of cash. All of the Company’s cash and cash equivalents consisted of bank deposits and money market funds, which are classified within Level 1 of the fair value hierarchy because the securities are valued using quoted prices in active markets for identical assets.

Restricted Cash

The Company had restricted cash of $500,000 and $720,000 at December 31, 2009 and 2010, respectively, which was pledged under several lines of credit. See Note 9.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in the statement of operations in the period realized. Leasehold improvements are amortized on a straight-line basis over the terms of the lease, or the useful life of the assets, whichever is shorter.

Patent Assets

The Company generally acquires patent assets from third parties using cash and contractual deferred payments. Patent assets are recorded as intangible assets at fair value. The fair value of the assets acquired is generally based on the fair value of the consideration exchanged. The asset value includes the cost of legal and other fees associated with the acquisition of the assets. Costs incurred to maintain and prosecute patents and patent applications are expensed as incurred.

Because each client receives a license to the vast majority of our patent assets, we are unable to reliably determine the pattern over which our patent assets are consumed. As a result, we amortize each patent asset on a straight-line basis. The amortization period is equal to the shorter of the asset’s estimated useful life and remaining statutory life. Estimating the economic useful life of patent assets requires significant management judgment. The Company considers various factors in estimating the economic useful lives of its patent assets, including its estimate of the period of time during which the Company may sign subscription agreements with prospective clients that may find relevance in the patent assets, the vesting period for which such clients earn the right to a perpetual license in the asset and the remaining contractual term of the Company’s existing clients at the time of acquisition. The Company also considers its expectations for the vesting period of prospective clients that may find relevance in the assets. As of December 31, 2009 and 2010, the majority of the Company’s patent assets were being amortized over the estimated economic useful lives ranging between 24 to 60 months, with a weighted average of 49 months as of December 31, 2010.

The Company periodically evaluates whether events and circumstances have occurred that may warrant a revision to the remaining estimated useful life of its patent assets.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

In instances where the Company sells patent assets, the amount of consideration received is compared to the asset’s carrying value to determine and recognize a gain or loss.

Patent Asset Financing

The Company may use seller financing in the form of notes payable or contractually deferred payments for acquisitions of patent assets. In such cases, the acquired assets may serve as collateral or be otherwise encumbered during the term of the financing. Contractual amounts owed under such financing arrangements are recorded at fair value using a market rate of interest. If such financing arrangements do not have a stated interest rate, the Company imputes interest at a market rate (thereby discounting the future payments to present value) to account for the time-value-of-money component of the asset purchase. The difference between the contractual amounts due and the present value is recognized as interest expense over the period the payments are due. The Company records a corresponding patent asset for any such contractual obligations. Amounts due within approximately one year of the date of the acquisition under financing arrangements with no stated interest rate are recorded at face value.

The interest component is imputed, if necessary, at the time of acquisition by using the then-current market yield of an index of comparable maturity securities with a credit rating comparable to that of the Company.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, which includes patent assets, other intangible assets and property and equipment, when events or changes in circumstances indicate their carrying value may not be recoverable. Such events or changes in circumstances may include: a significant adverse change in the extent or manner in which a long-lived asset is being used, a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset or a current expectation that, more-likely-than-not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company licenses the portfolio of patent assets to all of its clients and thus views these assets as a single asset grouping. The Company assesses recoverability of a long-lived asset by determining whether the carrying value of these assets can be recovered through projected undiscounted cash flows. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, an impairment loss is recognized, and is recorded as the amount by which the carrying value exceeds the estimated fair value. An impairment loss is charged to operations in the period in which management determines such impairment. To date, there have been no impairments of long-lived assets identified.

Assets Held for Sale

The Company classifies assets as held for sale when certain criteria are met, including: management’s commitment to a plan to sell the assets; the availability of the assets for immediate sale in their present condition; whether an active program to locate buyers and other actions to sell the assets has been initiated; whether the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; whether the assets are being marketed at reasonable prices in relation to their fair value; and how unlikely it is that significant changes will be

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

made to the plan to sell the assets. There were no assets held for sale at December 31, 2009. The Company had one patent asset held for sale for $80,000 at December 31, 2010, which is included as a component of prepaid expenses and other current assets in the consolidated balance sheets. The sale transaction was completed in January 2011.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses were not material for any of the periods presented.

Foreign Currency Accounting

While the Company’s revenue contracts are denominated in United States dollars, the Company has foreign operations that incur expenses in various foreign currencies. The functional currency of the Company’s subsidiaries is the U.S. dollar. Monetary assets and liabilities are remeasured using the current exchange rate at the balance sheet date. Non-monetary assets and liabilities and capital accounts are remeasured using historical exchange rates. Revenues and expenses are remeasured using the average exchange rates in effect during the period. Foreign currency exchange gains and losses, which have not been material for any periods presented, are included in the consolidated statements of operations under other expense, net.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of our assets and liabilities and for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, the Company establishes a valuation allowance. Judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets.

Based on the weight of available evidence at December 31, 2009, the Company believed that it was more-likely-than-not that it would be able to utilize its deferred tax assets in the future. As a result, the Company released its previously recorded valuation allowance. The Company makes estimates and judgments about its future taxable income that are based on assumptions that are consistent with its plans. Should the actual amounts differ from the Company’s estimates, the carrying value of the Company’s deferred tax assets could be materially impacted.

On January 1, 2009, the Company adopted the authoritative accounting guidance prescribing rules for the recognition, measurement, classification and disclosure of uncertain tax positions taken or expected to be taken in a tax return. The guidance utilizes a two-step approach for evaluating uncertain tax positions. The recognition step requires a company to determine if the weight of available evidence indicates that a tax position is more-likely-than-not, based on the technical merits, to be

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

sustained upon examination, including resolution of related appeals or litigation processes, if any. If a tax position is not considered more-likely-than-not to be sustained, then no benefits of the position are recognized. A tax position that meets the more-likely-than-not threshold is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized on ultimate settlement with a taxing authority that has full knowledge of all relevant information. The impact of adopting this standard was not material to the Company’s consolidated results of operations or financial position.

Stock-Based Compensation

The Company accounts for stock-based payments, including grants of stock options to employees, under ASC 718, Compensation-Stock Compensation (ASC 718). ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all share-based payments including stock options.

For equity awards granted to employees, ASC 718 requires companies to estimate the fair value of share-based payment awards on the grant date using an option pricing model. The value of awards expected to vest is recognized as expense on a straight-line basis over the requisite service period.

The Company accounts for equity awards issued to non-employees in exchange for goods and services under ASC 505-50, Equity-Based Payments to Non-Employees (ASC 505-50). ASC 505-50 requires that equity awards issued to non-employees be measured at the fair value as of the date at which either the commitment for performance by the non-employee to earn the award is reached or the date the non-employee’s performance is complete. Until that point is reached, the award must be revalued at each reporting period with the true-up to expense recorded in current period earnings. The value of the award is recognized as an expense over the requisite service period.

The Company selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. See Note 13.

Subsequent Events

The Company accounts for and discloses subsequent events in accordance with ASC 855, Subsequent Events (ASC 855). ASC 855 requires a Company to account for and disclose events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In accordance with this standard, the Company evaluated subsequent events through March 4, 2011, the date the consolidated financial statements for the year ended December 31, 2010 were issued.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurement (Topic 820) – Fair Value Measurements and Disclosures (ASU 2010-06), an amendment to an accounting standard which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3 inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements using Level 2 and Level 3 inputs. This standard is effective for years ending after December 15, 2010. The adoption of this amendment is not expected to impact the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 relates to revenue recognition of multiple element arrangements. The new guidance states that if vendor-specific objective evidence or third-party evidence of fair value for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The accounting guidance will be applied prospectively and will become effective for fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of this accounting guidance on its consolidated financial statements.

3. Net Income (Loss) Attributable to Common Stockholders and Pro Forma Net Income Per Share

Basic and diluted net income (loss) per share attributable to common stockholders are presented in conformity with the two-class method required for participating securities. Holders of shares of Series A, Series A-1, Series B and Series C redeemable convertible preferred stock are each entitled to receive 8% per annum non-cumulative dividends, payable prior and in preference to any dividends on common stock. In addition, the holders of restricted common stock are entitled to receive non-forfeitable dividends if declared.

Under the two-class method, basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period shares of Series A, Series A-1, Series B and Series C redeemable convertible preferred stock non-cumulative dividends, among common stockholders, restricted stockholders and Series A, Series A-1, Series B and Series C redeemable convertible preferred stockholders. Diluted net income per share attributable to common stockholders is computed by using the weighted-average number of shares of common stock outstanding, including potential dilutive shares of common stock, assuming the dilutive effect of outstanding stock options using the treasury stock method.

Unaudited pro forma basic and diluted net income per share were computed to give effect to the shares of restricted stock outstanding as of the original date of issuance and the conversion of the Series A, Series A-1, Series B and Series C redeemable convertible preferred stock into common stock using the as-if converted method as though the conversion had occurred as of January 1, 2009 or the original date of issuance, if later.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

The following table presents the calculation of basic and diluted net income (loss) per share attributable to common stockholders and pro forma basic diluted net income per share:

	Period from Inception (July 15, 2008) to December 31, 2008	Years Ended December 31,
		2009	2010
Numerator:
Net income (loss)	$(5,150)	$1,934	$13,871
Less: Allocation of net income to participating shares	—	1,934	12,479

Numerator for basic calculation	(5,150)	—	1,392
Undistributed earnings re-allocated to common stock holders	—	—	279

Numerator for diluted calculation	$(5,150)	$—	$1,671

Denominator:
Denominator for basic calculation, weighted-average number of shares of common stock outstanding	576	2,148	5,747
Dilutive effect of options using treasury stock method	—	21	1,417

Denominator for diluted calculation	576	2,169	7,164
Net income (loss) per share
Basic net income (loss) per share of common stock	$(8.94)	$—	$0.24

Diluted net income (loss) per share of common stock	$(8.94)	$—	$0.23

Shares used in computing pro forma net income per share (unaudited):
Basic:
Basic weighted-average common shares from above		2,148	5,747
Add assumed conversion of redeemable convertible preferred shares		19,466	25,810
Add restricted stock		9,061	5,529

Shares used in computing pro forma basic net income per share (unaudited)		30,675	37,086
Diluted:
Diluted weighted-average common shares from above		2,169	7,164
Add assumed conversion of redeemable convertible preferred shares		19,466	25,810
Add restricted stock		9,061	5,529

Shares used in computing pro forma diluted net income per share (unaudited)		30,696	38,503
Pro forma net income per share (unaudited)
Basic		$0.06	$0.37

Diluted		$0.06	$0.36

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

For the period from inception (July 15, 2008) to December 31, 2008 and the years ended December 31, 2009 and 2010, the following securities were not included in the calculation of diluted shares outstanding, as the effect would have been anti-dilutive (in thousands):

	Period from Inception (July 15, 2008) to December 31, 2008	Years Ended December 31,
		2009	2010
Weighted-average outstanding options	698	291	—
Weighted-average redeemable convertible preferred stock	6,585	19,466	25,810
Weighted-average common stock subject to repurchase	8,377	9,061	5,529

4. Patent Assets

Changes in the carrying value of patent assets during the periods ended are as follows (in thousands):

	December 31,
	2009	2010
Balance, beginning of period	$55,792	$82,759
Acquisition of patent asset costs	61,558	88,639
Adjustment to patent asset purchase price	(2,616)	—
Reclass to held-for-sale	—	(80)
Sale of patent assets	(15,032)	(500)
Loss on sale of patent assets	—	(1,423)
Amortization expense	(16,943)	(42,887)

Balance, end of period	$82,759	$126,508

The Company’s acquired patent assets are comprised of intellectual property rights that relate to information technologies used by companies in a variety of industries, including software, ecommerce, semiconductors, financial services, mobile communications, consumer electronics and networking.

Structured Acquisitions

Structured acquisitions are transactions involving patent assets that may cost more than the Company is prepared to spend with its own capital resources or that are relevant only to a very small number of clients. In such transactions, the Company may work to acquire these assets with financial assistance from the particular clients against whom they are being or may be asserted. Such clients either pay amounts separate from their subscription fee or, less frequently, lend the Company funds to be used in the transaction. In certain instances, the Company may treat the contributions from the clients on a gross or net basis depending on the specific facts and circumstances of the transaction. In the event that such contributions are recognized on a net basis, the Company will capitalize the acquired asset that relates to its non-contributing clients. As a result, there may be little or no revenue recognized from such client contributions, and the cost basis of the acquired patent rights excludes the amounts paid by the contributing client.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

Barter Transactions

During the year ended December 31, 2009, the Company entered into two transactions where it granted a subscription agreement to a client in exchange for patent assets. The Company accounts for non-monetary exchanges in accordance with ASC 845, Non-monetary Transactions (ASC 845), which requires non-monetary exchanges to be based on the fair value of the assets or services involved. ASC 845 further clarifies that the cost of the non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset exchanged to obtain it. In each of the non-monetary transactions that the Company completed, the subscription agreement exchanged as consideration for the acquired patent assets was valued using the Company’s standard fee schedule in effect, together with standard discounting practices offered at the time of the transaction. Given that this is the same pricing methodology that the Company uses in arm’s-length monetary transactions, it considers the resulting value of the subscription agreement to be indicative of both its fair value and the fair value of the assets received. During the year ended December 31, 2009, the total fair value of subscription services exchanged for patent assets was $3.2 million. No gain or loss was recorded for either of these exchanges. There were no barter transactions during the year ended December 31, 2010.

Adjustment to Patent Asset Purchase Price

On November 3, 2009, the Company executed an amendment to a patent license and sublicense agreement. The original agreement provided that the Company would obtain the additional right to grant perpetual sublicenses to its clients for the patent assets associated with the agreement upon payment of $3.5 million on or before December 12, 2009. Accordingly, this amount was recorded in current other obligations at its fair value of $3.2 million at December 31, 2008. The amended agreement revised the payment amount to $850,000 and the payment date to November 6, 2009. This resulted in a reduction in the patent asset carrying value as well as a reduction to the underlying payment obligation. See Note 8.

Sale of Patent Assets

During the period from inception (July 15, 2008) to December 31, 2008, the Company entered into one patent asset sale transaction for total cash consideration of $55,000. During the year ended December 31, 2009, the Company entered into two patent asset sale transactions for total cash consideration of $15.0 million. The amount of cash consideration received for each of the sales from 2008 and 2009 approximated the respective carrying amount of the patent assets sold. As a result, no gain or loss was recorded for these transactions. During the year ended December 31, 2010, the Company entered into two patent asset sale transactions for total cash consideration of $500,000 resulting in a loss of $75,000. In October 2010, the Company committed to sell certain patent assets and accepted an offer from a third party to purchase these patent assets for $80,000 in November 2010 and reduced the carrying value accordingly. As a result, the Company recorded a $1.3 million loss, which is reflected in the consolidated statement of operations for the year ended December 31, 2010. This loss was partially offset by a $887,000 gain recognized in November 2010 from the forgiveness of a portion of the non-recourse financing secured by these patent assets. The Company included these patent assets for sale as a component of prepaids and other current assets on the consolidated balance sheet as of December 31, 2010. There were no assets held for sale at December 31, 2009.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

The following table summarizes the expected future annual amortization expense of patent assets as of December 31, 2010 (in thousands):

Year Ending
2011	$51,688
2012	38,764
2013	25,021
2014	8,858
Thereafter	2,177

Total expected future amortization expense	$126,508

5. Other Intangible Assets

The Company’s other intangible assets are comprised of the following (in thousands):

	December 31,
	2009	2010
Gross carrying value	$1,450	$1,450
Less: Accumulated amortization	(504)	(867)

Total other intangible assets	$946	$583

In connection with the issuance of the Series A convertible preferred stock in August 2008, the Company entered into a common stock repurchase agreement with its founders in exchange for intellectual property. The fair value of common stock exchanged for the intellectual property was estimated to be approximately $1.5 million based on the then-applicable common stock value of $0.145 per share, as the fair value of the common stock was more readily determinable than the fair value of the intellectual property transferred. The fair value of the assets received is being amortized over a four-year period from the date of the transaction and recorded as a component of selling, general and administrative expenses. Amortization expense was $141,000, $363,000 and $363,000 during the period from inception through December 31, 2008 and the years ended December 31, 2009 and 2010, respectively.

The following table summarizes the expected future annual amortization expense of other intangible assets as of December 31, 2010 (in thousands):

Year Ending
2011	$363
2012	220

Total expected future amortization expense	$583

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

6. Property and Equipment

Property and equipment is comprised of the following (in thousands):

	December 31,
	2009	2010
Computer equipment	$67	$399
Furniture and fixtures	—	220
Leasehold improvements	—	56
Work-in-progress	—	53

	67	728
Less: Accumulated depreciation	(23)	(105)

Total property and equipment	$44	$623

Depreciation expense was $5,000, $18,000 and $82,000 during the period from inception through December 31, 2008 and the years ended December 31, 2009 and 2010, respectively.

7. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following (in thousands):

	December 31
	2009	2010
Accrued payroll related expenses	$1,201	$4,379
Other current liabilities	621	6,216

Total accrued and other current liabilities	$1,822	$10,595

8. Notes Payable and Other Obligations

Notes payable and other obligations consisted of the following (in thousands):

	December 31,
	2009	2010
Notes payable	$17,581	$7,579
Other obligations	21,169	16,004

	$38,750	$23,583
Less: Current portion	(18,427)	(18,527)

Total notes payable and other obligations, non-current	$20,323	$5,056

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

The following table summarizes the future principal payments relating to notes payable and other obligations at December 31, 2010 (in thousands):

Year Ending
2011	$19,254
2012	5,150

$24,404
Less: Unamortized discount	(821)

Total notes payable and other obligations	$23,583

Notes Payable

On January 29, 2010, in conjunction with an acquisition of certain patent assets, the Company issued a full recourse, secured promissory note in the amount of $3.0 million due January 30, 2011. The note bears interest of 10% per annum. Upon the execution of a subscription agreement by any of certain named companies, the Company was required to make a prepayment in the amount defined in the agreement. Such prepayments were to be applied first, to any costs and expenses, second, to accrued interest and third, to principal. There was no amount outstanding under this note at December 31, 2010. The acquired patent assets are pledged as security for the note.

On January 27, 2010, the Company entered into a loan agreement with a client in order to partially finance the acquisition of certain patent assets from a third party. Under the terms of the agreement, the Company issued a promissory note payable in the amount of $2.0 million. The note bears interest of 0.57% per annum. The interest and the principal is payable in its entirety on the maturity date of April 1, 2011. The principal balance was recorded at fair value. The remaining principal due at December 31, 2010 was $2.0 million.

On November 2, 2009, the Company entered into a loan agreement with a client in order to finance the purchase of certain patent assets from a third party. Under the terms of the agreement, the Company issued a promissory note payable in the amount of $1.4 million. The principal balance was recorded at fair value and bears interest of 0.71% per annum. The interest is payable in annual installments and the principal is payable in its entirety on the maturity date of January 30, 2011. The note is non-recourse to the Company and is secured by the purchased patent assets. The outstanding principal due at December 31, 2009 was $1.4 million. In November 2010, a portion of the outstanding balance was forgiven in connection with the decision to sell the related patent assets. The gain on the forgiveness of such debt is presented as an offset against the loss on the sale of the related assets. The outstanding principal due at December 31, 2010 was $80,000.

On October 7, 2008, the Company entered into a patent rights purchase and assignment agreement to purchase patent assets for a total of $15.0 million. Under the terms of the agreement, the Company paid $1.5 million in cash and issued a promissory note in the amount of $13.5 million bearing interest of 10% per annum and payable in quarterly installments over a three-year period ending October 7, 2011. The principal balance was recorded at fair value. The remaining principal due was $7.9 million and $3.4 million at December 31, 2009 and 2010, respectively. The Company’s membership interest in its wholly-owned subsidiary that purchased the patent assets is pledged as collateral against the note.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

On September 11, 2008, the Company entered into a patent rights purchase and assignment agreement to purchase patent assets for a total of $17.0 million. Under the terms of the agreement, the Company issued a promissory note in the amount of $17.0 million of which 10%, or $1.7 million, was paid up front. The note bears interest of 10% per annum. The principal and interest are payable in quarterly installments over a three-year period ending September 11, 2011. The principal balance was recorded at fair value. The remaining principal due was $8.3 million and $2.1 million at December 31, 2009 and 2010, respectively. The Company’s membership interest in its wholly-owned subsidiary that purchased the patent assets is pledged as collateral against the note. Under the terms of the original promissory note, additional principal payments of up to $3.0 million would have been required during the first year, dependent on the Company's achievement of certain levels of subscription fee collections. On January 23, 2009, the Company amended the promissory note and removed the $3.0 million principal payment provision in exchange for a commitment to make principal payments of $1.0 million on January 23 of each of 2009, 2010 and 2011. The $1.0 million payment scheduled for January 23, 2011 was paid in December 2010.

Other Obligations

On July 6, 2009, the Company entered into an agreement to purchase certain patent assets for a total of $4.4 million. Under the terms of the agreements, the Company paid $1.1 million in cash at signing, with a remaining non-interest bearing contract obligation of $3.3 million due in three equal installments in July of each of 2010, 2011 and 2012. The contract obligation was recorded at fair value utilizing the imputed interest rate method. Interest was imputed using a rate of 10.2% per annum, which represents the Company’s estimated market borrowing rate as of the initial transaction date. As of December 31, 2009 and 2010, the remaining unpaid principal balance associated with the obligation was $3.3 million and $2.2 million, respectively.

On February 18, 2009, the Company entered into an agreement to acquire certain patent assets for a total of $12.0 million. Under the terms of the agreement, the Company paid $4.0 million upfront, with a remaining non-interest bearing contract obligation of $8.0 million due in two equal installments in February 2010 and 2011. The contract obligation was recorded at fair value utilizing the imputed interest rate method. Interest was imputed using a rate of 13.0% per annum, which represented the Company’s estimated market borrowing rate as of the initial transaction date. As of December 31, 2009 and 2010, the remaining unpaid principal balance associated with the obligation was $8.0 million and $4.0 million, respectively.

On January 26, 2009, the Company entered into an agreement to acquire certain patent assets for a total of $12.0 million. Under the terms of the agreement, the Company paid $3.0 million upfront, with a remaining non-interest bearing contract obligation of $9.0 million due in three equal installments in January 2010, 2011 and 2012. The contract obligation was recorded at fair value utilizing the imputed interest rate method. Interest was imputed using a rate of 13.9% per annum, which represented the Company’s estimated market borrowing rate as of the date of the transaction. As of December 31, 2009 and 2010, the remaining unpaid principal balance associated with the obligation was $9.0 million and $6.0 million, respectively.

On December 16, 2008, the Company entered into agreements to acquire certain patent assets for a total of $2.2 million. Under the terms of the agreements, the Company paid $550,000 upfront, with a remaining non-interest bearing contract obligation of $1.7 million due in three equal installments in December 2009, 2010 and 2011. The contract obligation was recorded at fair value utilizing the imputed interest rate method. Interest was imputed using a rate of 10% per annum, which represented

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

the Company’s estimated market borrowing rate as of the initial transaction date. The remaining unpaid principal balance associated with the obligation was $1.1 million and $550,000 at December 31, 2009 and 2010, respectively.

On December 12, 2008, the Company entered into an agreement to sublicense certain patent assets. Under the terms of the agreement, upon payment of $8.5 million at closing, the Company received the right to grant a perpetual sublicense to a single named client and a number of renewable one-year term sublicenses to certain other clients. The agreement provided for a second payment in December 2009 in the amount of $3.5 million, which would entitle the Company to grant additional perpetual licenses to certain named companies. In the event the Company defaulted on its second payment, the Company would lose the right to grant additional term licenses, and the term licenses previously granted by the Company would terminate at the end of their one-year term, but the perpetual license the Company granted as a result of the initial payment would remain in effect. The $3.5 million contract obligation was recorded at fair value utilizing the imputed interest rate method at December 31, 2008. Interest was imputed using a rate of 10% per annum, which represented the Company’s estimated market borrowing rate as of the date of the transaction. On November 3, 2009, the Company executed an amendment to the agreement that removed certain limitations of the original agreement and revised the $3.5 million payment amount to $850,000 and the payment due date to November 6, 2009. This resulted in a reduction in the patent asset carrying value as well as a reduction to the underlying payment obligation. As of December 31, 2010, there was no remaining principal due for this obligation.

9. Lines of Credit

On August 5, 2010, the Company entered into a standby letter of credit agreement with a banking institution. The credit facility provides for a $220,000 line of credit in conjunction with the Company’s corporate real estate lease. The credit facility is secured by a priority interest in the Company’s savings account at the banking institution in the amount of $220,000. This amount has been classified as long-term restricted cash in the consolidated balance sheets.

On September 23, 2008, the Company entered into a line of credit agreement with a banking institution. The credit facility provides for a $500,000 line of credit. Under the credit facility, a sub-facility of $300,000 is available for a company-sponsored travel and expense credit card program, and a sub-facility of $200,000 is available under a revolving line of credit. The $300,000 sub-facility was renewed in December 2009 and extended in December 2010 and now terminates on March 15, 2011. Amounts borrowed under that sub-facility will be charged a fixed rate of interest of 5% per year. The $200,000 line of credit was also renewed in December 2009 and extended in December 2010 and now terminates on March 15, 2011. Amounts borrowed from the line of credit will be charged a variable interest rate equal to the greater of the banking institution’s prime rate or 5%. The banking institution’s prime rate at December 31, 2009 and 2010 was 3.25%. The credit is secured by a priority interest in the Company’s savings account at the banking institution in the amount of $500,000. This amount has been classified as restricted cash in the consolidated balance sheets. As of December 31, 2009 and 2010, balances under the corporate credit card are $76,000 and $108,000, respectively, and recorded in accounts payable. There was no outstanding balance under the revolving line of credit at December 31, 2009 or 2010.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

10. Commitments and Contingencies

Operating Lease Commitments

The Company leases office space in California under non-cancelable operating leases that will expire in 2013. Rent expense related to these non-cancelable operating leases was $96,000, $352,000 and $733,000 during the period from inception through December 31, 2008 and the years ended December 31, 2009 and 2010, respectively.

The aggregate future non-cancelable minimum lease payments for the Company’s operating leases as of December 31, 2010 are as follows (in thousands):

Year Ending
2011	$1,350
2012	1,523
2013	595

Total future non-cancelable minimum lease payments	$3,468

Litigation

From time to time, the Company may be a party to various litigation claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation or contingencies. A liability is recorded when and if it is determined that such a liability for litigation or contingencies is both probable and reasonably estimable. No losses have been recorded during the period ended December 31, 2008 or the years ended December 31, 2009 and 2010.

Other Commitments

On September 10, 2010, the Company entered into certain agreements with a special purpose entity formed for the sole purpose of acquiring specific patent assets that had been made available for sale by a third party. If the entity is successful in acquiring the patent assets, the Company has agreed to make a $5.0 million investment in the equity securities of the entity and serve as the exclusive licensing agent for the entity. As of December 31, 2010, no investment in such entity had been made.

On January 29, 2010, in conjunction with an acquisition of certain patent assets, the Company issued a non-recourse, secured promissory note in the amount of $6.0 million due January 29, 2012 and received a $9.0 million non-recourse, secured promissory note receivable. The notes bear interest of 10% per annum. Because payments of the entire $6.0 million note payable and $6.0 million of the note receivable are not contractually guaranteed unless triggered by a future event that is outside the control of the Company, such amounts were deemed a contingent liability and contingent receivable, respectively, and were not initially reflected on the Company’s balance sheet. There were no outstanding balances under the $6.0 million note payable and $6.0 million note receivable at December 31, 2010.

Guarantees and Indemnifications

The Company has, in connection with the sale of patent assets, agreed to indemnify and hold harmless the buyer of such patent assets for losses resulting from breaches of representations and warranties made by the Company. The terms of these indemnification agreements are generally

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

perpetual. The maximum amount of potential future indemnification is unlimited. To date, the Company has not paid any amounts to settle claims or defend lawsuits. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2010. The Company does not indemnify its clients for patent infringement.

The Company also, in accordance with its Amended and Restated Bylaws, indemnifies certain officers and employees for certain events or occurrences, subject to certain limits, while the officer or employee is or was serving at its request in such capacity. The term of the indemnification period is indefinite. The maximum amount of potential future indemnification is unspecified. The Company has no reason to believe that there is any material liability for actions, events or occurrences that have occurred to date.

On December 12, 2008, in connection with the acquisition of certain patent assets from an unaffiliated third party in an arm’s-length transaction, the Company agreed to make a one-time payment of $5.0 million in the event that the Company earns $170.0 million of annual subscription revenues in any calendar year. No provision has been made for this contingency as of December 31, 2009 and 2010.

11. Common Stock

Common stock consisted of the following (in thousands):

	December 31,
	2009	2010
Authorized
Common stock (par value $0.0001)	45,000	60,000

Issued
Common stock	11,209	11,432

Outstanding
Common stock	11,209	10,944

In November 2010, the Company issued 488,433 shares of Series C redeemable convertible preferred stock at a price of $7.78 per share. In connection with the issuance of the Series C redeemable convertible preferred stock, the Company increased the number of shares of common stock authorized for issuance from 45,000,000 shares to 60,000,000 shares. This transaction resulted in proceeds of $3.8 million, which the Company used to buy back 488,433 shares of common stock from certain employees at $7.78 per share. These shares were retired in January 2011.

In connection with the issuance of the Series B redeemable convertible preferred stock in July 2009, the Company increased the number of shares of common stock authorized for issuance from 30,000,000 shares to 45,000,000 shares.

In connection with the issuance of the Series A redeemable convertible preferred stock in August 2008, the Company entered into a common stock repurchase agreement with its founders. The

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

Company issued 9,999,998 shares of common stock to the Company's founders in exchange for the assignment of intellectual property to the Company. The Company has the right to repurchase these shares of common stock upon the termination of a founder’s service to the Company. The repurchase rights lapse over a four-year period, 25% on the first anniversary from the issuance date and thereafter ratably each month over the ensuing 36-month period. All of these shares were subject to repurchase at December 31, 2008. As of December 31, 2009 and 2010, 6,666,667 and 4,166,666 of these shares were subject to repurchase, respectively. The value of common stock exchanged for the intellectual property was estimated to be $1.5 million based on the then-applicable common stock value of $0.145 per share. The assets received are recorded as intangible assets in the consolidated balance sheets and are being amortized over a four-year period.

In connection with the acquisition of certain patent assets in September and October 2008, the Company issued 999,916 shares of common stock as consideration. The value of common stock given for the patent assets was estimated to be $250,000 based on the then-applicable common stock value of $0.25 per share. The $250,000 was capitalized as part of the cost to acquire the patent assets.

12. Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock consisted of the following (in thousands):

	December 31,
	2009	2010
Authorized
Series A (par value $0.0001)	6,979	6,979
Series A-1 (par value $0.0001)	7,016	7,016
Series B (par value $0.0001)	12,000	11,746
Series C (par value $0.0001)	—	489

Total redeemable convertible preferred stock	25,995	26,230

Issued and outstanding
Series A	6,979	6,979
Series A-1	7,016	7,016
Series B	11,746	11,746
Series C	—	489

Total redeemable convertible preferred stock	25,741	26,230

Carrying value
Series A	$10,067	$10,067
Series A-1	15,126	15,126
Series B	33,819	33,819
Series C	—	3,781

Total redeemable convertible preferred stock	$59,012	62,793

Liquidation value
Series A	$10,120	$10,120
Series A-1	15,180	15,180
Series B	35,260	35,260
Series C	—	3,801

Total redeemable convertible preferred stock	$60,560	$64,361

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

Voting

The holders of Series A, Series A-1, Series B and Series C stock have one vote for each share of common stock into which their shares may be converted.

As long as any shares of preferred stock are outstanding, the holders of such shares of preferred stock shall be entitled to elect three directors at any election of directors. As long as each of John Amster, Geoffrey Barker and Eran Zur (together, the “Founders”) continue to provide services to the Company as an employee or consultant, the holders of any outstanding shares of common stock held by Founders shall be entitled to elect three directors at any election of directors. For each Founder who ceases to provide services to the Company as an employee or consultant, the number of directors the Founders are entitled to elect shall be reduced by one, but shall never be reduced below one. The holders of preferred stock and common stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect one director at any election of directors.

As long as any shares of preferred stock remain outstanding, the Company must obtain approval from 55% of the holders of preferred stock in order to alter the certificate of incorporation, alter the rights, preferences, or privileges of the preferred stock, change the authorized number of shares of preferred stock or common stock, repurchase any shares of preferred stock or common stock other than shares subject to the right of repurchase by the Company, change the authorized number of directors, authorize a dividend for any class or series of stock, authorize or issue any equity security with rights superior to or on par with any series of preferred stock, incur any indebtedness other than in the ordinary course of business in excess of $750,000 individually or $1,500,000 in the aggregate in any 12-month period or consummate a liquidation event.

Dividends

Holders of Series B and Series C redeemable convertible preferred stock are entitled to receive non-cumulative dividends at the per annum rate of 8% of the applicable original issue price of $3.0019 or $7.78 per share, respectively, when and if declared by the board of directors, prior and in preference to any payment of any dividend on the Series A, Series A-1 or common stock. After payment of any such dividend, holders of Series A and Series A-1 stock are entitled to receive non-cumulative dividends at the per annum rate of 8% of the applicable original issue price of $1.45 or $2.1636 per share, respectively, when and if declared by the board of directors, prior and in preference to any payment of any dividend on the common stock. After payment of any such dividends, any additional dividends or distributions will be distributed among holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder as if the preferred stock were converted into shares of common stock. No dividends on shares of convertible preferred stock or common stock have been declared by the Board from inception through December 31, 2010.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the then-outstanding Series B and Series C stock are entitled to receive, in preference to the holders of the Series A and Series A-1 and common stock, the amount per share equal to the respective purchase price of $3.0019 per share and $7.78 per share, plus declared and unpaid dividends. Upon completion of the distribution required to the Series B and Series C stockholders, the holders of Series A stock and Series A-1 stock are entitled to receive, in preference

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

to the holders of the common stock, the amount per share equal to the respective purchase price of $1.45 per share and $2.1636 per share, plus declared and unpaid dividends. Thereafter, the remaining assets of the Company will be distributed ratably to the holders of the common stock. For purposes of determining the amount each holder of shares of Series A stock, Series A-1 stock, Series B stock and Series C stock is entitled to receive in such event of liquidation, each holder of shares of preferred stock shall be deemed to have converted (regardless of whether the holder actually converted) such holder’s shares into common stock immediately prior to liquidation if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of preferred stock into shares of common stock. These liquidation features cause the Company's convertible preferred stock to be classified as mezzanine capital rather than as a component of stockholders’ equity (deficit).

If, in the event of liquidation, the assets and funds distributed among the holders of the preferred stock are insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of the preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Conversion

Each share of Series A, Series A-1, Series B and Series C stock is convertible into such number of shares of common stock as is determined by dividing the applicable original issue price for such series by the applicable conversion price for such series. The conversion price was $1.45, $2.1636, $3.0019 and $7.78 per share for Series A, Series A-1, Series B and Series C stock, respectively. Conversion is either at the option of the holder or is automatic upon the earlier of (a) the closing date of a public offering of the Company’s common stock for which the public offering price is at least three times the original issue price for the Series B stock and the aggregate net proceeds to the Company are not less than $30.0 million or (b) upon the written consent of, in the case of the Series A and Series A-1 stock, the holders of at least 55% of the outstanding Series A and Series A-1 stock, and in the case of the Series B and Series C stock, the holders of at least a majority of the outstanding Series B and Series C stock. As of December 31, 2008, 2009 and 2010, the conversion ratio for Series A, Series A-1, Series B and Series C was 1-to-1.

13. Stock Option Plans

On August 11, 2008, the board of directors adopted the 2008 Stock Option Plan (the “Plan”), which provides for the issuance of incentive stock options and non-statutory stock options to employees, directors and consultants for up to 3,819,474 shares of common stock. The plan was adopted by the stockholders by written consent. On March 25, 2010, the board of directors approved an increase in the number of shares available for issuance under the Plan by 1,200,000 to 5,019,474. On October 21, 2010, the board of directors approved an increase in the number of shares available for issuance under the Plan by 4,000,000 to 9,019,474. These increases were approved by the stockholders by written consent. Under the Plan, incentive stock options and non-qualified stock options are to be granted at a price that is not less than 100% of the fair value of the stock at the date of grant. Options generally vest over a four-year period, 25% on the first anniversary from the grant date and ratably each month over the ensuing 36-month period, and are exercisable for a maximum period of 10 years after date of grant. Options granted to stockholders who own more than 10% of the outstanding stock of the Company at the time of grant must be issued at an exercise price not to be less than 110% of the fair value of the stock on the date of grant.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

As of December 31, 2008, 2009 and 2010, there were 2,036,735, 601,917, and 2,131,308 stock options, respectively, available for grant under the Plan.

Stock Options

The total stock options outstanding, vested and expected to vest, and exercisable are summarized as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding July 15, 2008	—	$—
Granted	1,782,739	0.25
Exercised	(208,612)	0.25

Outstanding at December 31, 2008	1,574,127	0.25

Granted	1,684,534	0.79
Forfeited	(249,716)	0.25

Outstanding at December 31, 2009	3,008,945	0.55

Granted	3,838,421	4.56
Exercised	(223,908)	0.46
Forfeited	(166,250)	4.77
Expired	(1,562)	0.25

Outstanding at December 31, 2010	6,455,646	$2.83	9.1	$24,543

Vested and expected to vest at December 31, 2009	2,594,837	$0.53	9.3	$1,269
Exercisable at December 31, 2009	538,720	$0.28	8.9	$398
Vested and expected to vest at December 31, 2010	5,353,522	$2.68	9.0	$21,137
Exercisable at December 31, 2010	1,341,102	$0.52	8.3	$8,199

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the fair value of the Company’s common stock and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options. The intrinsic value of options exercised during the period ended December 31, 2008, and the years ended December 31, 2009 and 2010 was $0, $0 and $637,000, respectively.

Stock-Based Compensation Related to Employees and the Non-Employee Director

Valuation Method.    The fair value of stock options is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions of the option contract. Option valuation models, including the Black-Scholes option pricing model, require the input of assumptions. Changes in the input assumptions can materially affect the fair value.

Fair Value of Common Stock.    Determining the fair value of the Company’s common stock requires complex and subjective judgment and estimates. There is inherent uncertainty in making

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

these judgments and estimates. The Company performed its analysis in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation.

The Company performed regular contemporaneous valuations to assist the Company’s board of directors in estimating the fair value of the common stock at each meeting of which options were granted. The procedures performed to determine the fair value of the Company’s common stock were based on a combination of factors including: the Company’s valuation in the last sale of preferred stock, the operating and financial performance of the Company, the hiring of key personnel, patent and customer acquisitions, the lack of liquidity of the shares of common stock, the liquidation preference of the shares of preferred stock as well as subjective factors relating to the Company’s business. The aforementioned factors were used to estimate the aggregate equity value of the Company at specific stock option grant dates.

After estimating the Company’s equity value, the Company then utilized the option pricing method. Under this method, the value of the common stock was estimated based upon an analysis of values for the Company assuming various outcomes, such as: an initial public offering; a merger or sale; a liquidation; and remaining private, along with the estimated probability of each outcome assuming that all preferred stock is converted into common stock.

Expected Term.    The expected term represents the period over which options are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term, the Company derived the expected term using the simplified method available under United States generally accepted accounting principles.

Expected Volatility.    Expected volatility is based on an analysis of reported data for a group of peer companies that granted options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. The Company continuously re-evaluates the appropriateness of peer companies used for this purpose. The Company intends to apply this process consistently using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available or the identified entities cease to be comparable to the Company. In the latter case, more suitable entities whose share prices are publicly available would be utilized in the calculation.

Risk-free Interest Rate.    The risk-free interest rate was based on a zero-coupon treasury instrument with a term consistent with the expected term of the stock options.

Expected Dividends.    The expected dividend assumption is based on the Company’s current expectation about its future dividend policy.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

The weighted-average grant date fair value for options granted in 2008, 2009 and 2010, was $0.20 per share, $0.69 per share and $3.06 per share, respectively. The fair value of stock options granted during these periods was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
Risk-free interest rate	3.17%	2.46%	2.00%
Expected volatility	109%	122%	59%
Expected dividend yield	—	—	—
Expected term	5 years	6 years	6.2 years

Stock compensation expense was $26,000, $172,000 and $1.0 million for the period from inception to December 31, 2008 and the years ended December 31, 2009 and 2010, respectively. No income tax benefits have been recognized for stock-based compensation arrangements. No stock-based compensation expense was capitalized as part of the cost of an asset during any of the periods presented.

Compensation expense is recognized ratably over the requisite service period. At December 31, 2009, there was $928,000 of unrecognized compensation cost related to options which is expected to be recognized over a weighted-average period of 3.4 years. At December 31, 2010, there was $8.9 million of unrecognized compensation cost related to options, which is expected to be recognized over a weighted-average period of 4.0 years. Future option grants will increase the amount of compensation expense to be recorded in these periods.

Early Exercises

Stock options granted under the Plan allow the board of directors to grant awards to provide employee option holders the right to elect to exercise unvested options in exchange for restricted common stock. Unvested shares, which amounted to 208,612, 152,113 and 130,851 at December 31, 2008, 2009 and 2010, respectively, were subject to a repurchase right held by the Company at the original issue price in the event the optionees' employment was terminated either voluntarily or involuntarily. For exercises of employee options, this right lapses according to the vesting schedule designated on the associated option grant. The repurchase terms are considered to be a forfeiture provision. In accordance with ASC 718, the shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be outstanding until those shares vest. In addition, cash received from employees for exercise of unvested options is treated as a refundable deposit shown as a liability in the accompanying balance sheets. As of December 31, 2008, 2009 and 2010, cash received related to unvested shares totaled approximately $52,000, $38,000 and $63,000, respectively. Amounts recorded are transferred into common stock and additional paid-in-capital as the shares vest.

Non-Employees

The Company periodically grants options to non-employees in exchange for goods and services. During the period from inception (July 15, 2008) to December 31, 2008 and the year ended December 31, 2009, the Company issued to non-employees in exchange for services, options to purchase 121,690 and 80,398 shares of common stock, respectively. No options were granted to non-employees in exchange for goods and services during the year ended December 31, 2010.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

Stock compensation expense related to non-employees was $55,000 and $232,000 for the years ended December 31, 2009 and 2010, respectively. Expense for the period from inception (July 15, 2008) to December 31, 2008 was not material.

14. Income Taxes

Income (loss) before income tax (provision) benefit consists of the following (in thousands):

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
Domestic	$(5,150)	$413	$23,973
International	—	8	82

Total income before income tax (provision) benefit	$(5,150)	$421	$24,055

The components of the (provision for) benefit from income taxes are as follows (in thousands):

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
Current
Federal	$—	$—	$—
State	—	(317)	(268)
Foreign	—	(1,648)	(2,859)

Total current	—	$(1,965)	$(3,127)
Deferred
Federal	$—	$2,826	$(5,825)
State	—	652	(1,232)

Total deferred	$—	$3,478	$(7,057)

Total (provision for) benefit from income taxes	$—	$1,513	$(10,184)

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

Net deferred tax assets (liabilities) consist of the following (in thousands):

	Year Ended December 31,
	2009	2010
Current deferred tax assets (liabilities):
Deferred revenue	$3,281	$1,034
Reserves and other	180	851
Stock-based compensation	24	137
Foreign tax credits	1,645	545
Net operating losses	1,153	—
Depreciation and amortization	(2,805)	—

Gross current deferred tax asset	$3,478	$2,567
Valuation allowance	—	—

Total net current deferred tax assets	$3,478	$2,567

Non-current deferred tax assets (liabilities):
Depreciation and amortization	$—	$(10,489)
Foreign tax credits	—	3,909
Net operating losses	—	434

Total non-current deferred tax liabilities	$—	$(6,146)

The following is a reconciliation of the statutory federal income tax to the Company’s effective tax (in thousands):

	Year ended December 31,
	2009	2010
Tax at statutory federal rate	$(147)	$(8,420)
State tax—net of federal benefit	(22)	(1,345)
Permanent differences and other	222	(398)
Foreign tax	(1,645)	(2,858)
Foreign tax credit	1,645	2,837
Change in valuation allowance	1,460	—

Total provision for income taxes	$1,513	$(10,184)

In assessing the realization of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of deferred assets will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2008, the Company had a valuation allowance of $1.5 million which was reversed in 2009. Based on the available objective evidence as of December 31, 2009 and 2010, management believes it is more-likely-than-not that the United States net deferred tax asset will be fully realized. Accordingly, management has not applied a valuation allowance against its net deferred tax assets.

As of December 31, 2010, the Company had state net operating loss carryforwards of $7.6 million, which will begin to expire in 2013. As of December 31, 2010, the Company had foreign tax credits of $4.5 million, which will begin to expire in 2019.

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

Internal Revenue Code Section 382 places a limitation (the Section 382 Limitation) on the amount of taxable income that can be offset by net operating loss carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. California has similar rules. The Company’s capitalization described herein may have resulted in such a change. Generally, after a change in control, a loss corporation cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Management has considered the impact of such limitation in determining the utilization of its operating loss carryforwards against taxable income in future periods.

Uncertain Tax Positions

On January 1, 2009, the Company adopted authoritative accounting guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return. Under the guidance, the Company is required to recognize in the consolidated financial statements the impact of a tax position, if that position is more-likely-than-not of being sustained on audit, based on the technical merits of the position. A tax position that meets the more-likely-than-not threshold is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized on ultimate settlement with a taxing authority that has full knowledge of all relevant information. The guidance also prescribes rules derecognition, classification, interest and penalties, accounting in interim periods and disclosure. There was no adjustment to the opening balance of retained earnings for the cumulative effect of adopting this guidance as a change in accounting principle. The adoption did not impact the Company’s consolidated financial condition, results of operations, or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2009, the Company has no unrecognized tax benefits and thus has not recognized any interest or penalties.

The Company’s federal return is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2008, 2009 and 2010. The IRS is currently examining the Company's 2008 and 2009 federal income tax returns. The Company’s state returns are open to audit under the statute of limitations for the years ended December 31, 2008, 2009 and 2010. These years are open due to the regular statute of limitations. The Company’s foreign tax returns are open to audit under the statute of limitations from 2009.

15. Related Party Transactions

Two of the Company’s directors serve on the boards of directors of RPX clients. For the years ended December 31, 2009 and 2010, the Company recognized subscription fee revenue of $505,000 and $2.7 million, respectively, related to these clients. In March 2009, the Company additionally sold certain patent assets to one of these clients for a total cash consideration of $1.5 million. As of December 31, 2009 and 2010, there were no receivables due from either of these clients.

16. Segments

Operating segments are reported in a manner consistent with the internal reporting provided to, and defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision

RPX Corporation

Notes to Consolidated Financial Statements – (Continued)

maker is its chief executive officer. The Company's chief executive officer reviews financial information presented on a consolidated basis and, as a result, the Company concluded that there is only one reportable segment.

The Company markets its solution to companies around the world. Revenues are generally attributed to geographic areas based on the country in which the customer is domiciled.

Revenue information by location is presented below (in thousands):

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
Americas	$792	$13,992	$53,040
Europe	—	2,854	10,084
Asia	—	15,976	31,750

Total	$792	$32,822	$94,874

Revenue from the United States represents 100%, 43% and 56%; from Japan represents 0%, 26% and 18%; and Korea represents 0%, 22% and 8% of the total revenue for the period ended December 31, 2008 and the years ended December 31, 2009 and 2010, respectively. No other countries represented 10% or more of revenues for the above periods.

Long-lived assets information by location is presented below (in thousands):

	Year Ended December 31,
	2009	2010
United States	$83,749	$127,640
Japan	—	74

Total	$83,749	$127,714

17. Subsequent Events

On February 23, 2011, the Company’s board of directors approved the 2011 Equity Incentive Plan. A total of 1,500,000 shares of common stock were reserved for future issuance under the plan which will become effective on the effective date of the Company’s initial public offering.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

Securities and Exchange Commission registration fee		$11,610.00
Financial Industry Regulatory Authority filing fee		10,500.00
The Nasdaq Global Market listing fee		125,000.00
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future. In addition, certain of our directors representing investment funds have contractual indemnification rights provided by their investment funds in connection with their service on our board of directors.

The Registrant has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto.

See also “Undertakings” set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

1.	Since November 19, 2008, we have granted stock options to purchase 8,807,810 shares of our common stock at exercise prices ranging from $0.25 to $9.85 per share to employees, consultants, directors and other service providers.

2.	Since December 19, 2008, we have issued and sold an aggregate of 726,063 shares of our common stock to employees, consultants and other service providers for aggregate consideration of approximately $411,288 pursuant to exercises of options and grant of a stock award.

3.	On August 10, 2008, we issued and sold 9,999,998 shares of our common stock to our founders as consideration for their transfer to us of certain intellectual property rights and technology. The aggregate fair value of the consideration received in exchange for the shares was approximately $1,450,000.

4.	On August 12, 2008, we issued and sold 6,979,311 shares of our Series A convertible preferred stock to five accredited institutional and individual investors for an aggregate purchase price of approximately $10,120,000.

5.	On September 11, 2008, we issued 499,958 shares of our common stock to the seller of certain patents as partial consideration for our purchase of certain patents from the seller. The aggregate fair value of the consideration received in exchange for the shares was approximately $125,000.

6.	On October 7, 2008, we issued 499,958 shares of our common stock to the seller of certain patents as partial consideration for our purchase of certain patents from the seller. The aggregate fair value of the consideration received in exchange for the shares was approximately $125,000.

7.	On November 24, 2008, we issued and sold 2,310,964 shares of our Series A-1 convertible preferred stock to three accredited institutional investors for an aggregate purchase price of approximately $5,000,000.

8.	On December 18, 2008, we issued and sold 4,705,121 shares of our Series A-1 convertible preferred stock to five accredited institutional and individual investors for an aggregate purchase price of approximately $10,180,000.

9.	On July 15, 2009, we issued and sold 11,745,893 shares of our Series B convertible preferred stock to 11 accredited institutional and individual investors for an aggregate purchase price of approximately $35,260,000.

10.	On November 12, 2010, we issued and sold 488,433 shares of our Series C convertible preferred stock to nine accredited institutional investors for an aggregate purchase price of approximately $3,800,000.

The sale of securities described in Items 15(1) and (2) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The sale of securities described in Items 15(3)—(10) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering. All of the recipients of securities deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act were accredited investors. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution, and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Ex. No.		Description
1.1	*	Form of Underwriting Agreement

3.1	†	Amended and Restated Certificate of Incorporation of the Registrant, as presently in effect

3.2	†	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon completion of this offering

3.3	†	Bylaws of the Registrant, as presently in effect

3.4	†	Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering

4.1		Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4

4.2	*	Form of Common Stock Certificate evidencing shares of common stock of the Registrant

4.3	†	Amended and Restated Investors' Rights Agreement by and among the Registrant, John Amster, Geoffrey T. Barker, Eran Zur and the Investors (as defined therein), dated as of July 15, 2009

4.4	†	Waiver and Amendment No. 1 to the Amended and Restated Investors’ Rights Agreement, the Amended and Restated Voting Agreement and the Amended and Restated First Refusal and Co-Sale Agreement, dated as of November 12, 2010

5.1	*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP regarding legality

10.1	†	Form of Indemnification Agreement between the Registrant and each officer and director

10.2	†	Employment Offer Letter by and between the Registrant and John Amster, dated as of August 9, 2008

10.3	†	Employment Offer Letter by and between the Registrant and Geoffrey Barker, dated as of August 10, 2008

10.4	†	Employment Offer Letter by and between the Registrant and Eran Zur, dated as of August 10, 2008

10.5	†	Employment Offer Letter by and between the Registrant and Henri Linde, dated as of October 8, 2008

10.6	†	Revised Employment Offer Letter by and between the Registrant and Adam Spiegel, dated as of February 10, 2010

Ex. No.		Description
10.7	†	Employment Offer Letter by and between the Registrant and Mallun Yen, dated as of October 25, 2010

10.8	†	2008 Stock Plan, as amended

10.9	†	Form of Notice of Stock Option Grant (Early Exercise) and Stock Option Agreement under 2008 Stock Plan

10.10	†	Form of Notice of Stock Option Grant and Stock Option Agreement under 2008 Stock Plan

10.11	†	Form of Notice of Stock Option Exercise (Early Exercise)

10.12	†	Form of Notice of Stock Option Exercise

10.13	†	Series B Preferred Stock Purchase Agreement by and between the Registrant and the Investors (as defined therein) dated as of July 15, 2009

10.14		Reference is made to Exhibit 4.3

10.15	†	Amended and Restated Voting Agreement by and among the Registrant, John Amster, Geoffrey T. Barker, Eran Zur and the Investors (as defined therein), dated as of July 15, 2009

10.16	†	Amended and Restated First Refusal and Co-Sale Agreement by and among the Registrant, John Amster, Geoffrey T. Barker, Eran Zur and the Investors (as defined therein), dated as of July 15, 2009

10.17	†	Series C Preferred Stock Purchase Agreement by and between the Registrant and the Investors, as defined therein, dated as of November 12, 2010

10.18		Reference is made to Exhibit 4.4

10.19	†	Stock Repurchase Agreement by and between the Registrant and John Amster, dated as of November 12, 2010

10.20	†	Stock Repurchase Agreement by and between the Registrant and Geoffrey Barker, dated as of November 12, 2010

10.21	†	Stock Repurchase Agreement by and between the Registrant and Steve Waterhouse, dated as of November 12, 2010

10.22	†	Stock Repurchase Agreement by and between the Registrant and Eran Zur, dated as of November 12, 2010

10.23	†	Sublease by and between Registrant and Sedgwick, Detert, Moran & Arnold LLP, dated as of September 29, 2009

10.24	†	Office Lease Agreement between Registrant and PPF Paramount One Market Plaza Owner, L.P., dated as of July 28, 2010

10.25		2011 Equity Incentive Plan

10.26		Director Offer Letter by and between the Registrant and Shelby Bonnie, dated as of January 29, 2011

10.27		Compensation Program for Non-Employee Directors

21.1	†	List of subsidiaries of the Registrant

23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1)

24.1	†	Power of Attorney (contained in the signature page to this registration statement)

*	To be filed by amendment.
†	Previously filed.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To provide the underwriters at the closing(s) specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchase.

That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on March 4, 2011.

RPX CORPORATION

By:	/s/ John A. Amster
John A. Amster
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

* John A. Amster	Chief Executive Officer; Director (Principal Executive Officer)	March 4, 2011

* Adam C. Spiegel	Chief Financial Officer (Principal Financial and Accounting Officer)	March 4, 2011

* Geoffrey T. Barker	Chief Operating Officer; Director	March 4, 2011

* Eran Zur	President; Director	March 4, 2011

* Izhar Armony	Director	March 4, 2011

* Shelby W. Bonnie	Director	March 4, 2011

* Randy Komisar	Director	March 4, 2011

* Thomas O. Ryder	Director	March 4, 2011

* Giuseppe Zocco	Director	March 4, 2011

*By:	/s/ Martin E. Roberts
Martin E. Roberts Attorney-in-Fact

EXHIBIT INDEX

Ex. No.		Description
1.1	*	Form of Underwriting Agreement

3.1	†	Amended and Restated Certificate of Incorporation of the Registrant, as presently in effect

3.2	†	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon completion of this offering

3.3	†	Bylaws of the Registrant, as presently in effect

3.4	†	Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering

4.1		Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4

4.2	*	Form of Common Stock Certificate evidencing shares of common stock of the Registrant

4.3	†	Amended and Restated Investors' Rights Agreement by and among the Registrant, John Amster, Geoffrey T. Barker, Eran Zur and the Investors (as defined therein), dated as of July 15, 2009

4.4	†	Waiver and Amendment No. 1 to the Amended and Restated Investors’ Rights Agreement, the Amended and Restated Voting Agreement and the Amended and Restated First Refusal and Co-Sale Agreement, dated as of November 12, 2010

5.1	*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP regarding legality

10.1	†	Form of Indemnification Agreement between the Registrant and each officer and director

10.2	†	Employment Offer Letter by and between the Registrant and John Amster, dated as of August 9, 2008

10.3	†	Employment Offer Letter by and between the Registrant and Geoffrey Barker, dated as of August 10, 2008

10.4	†	Employment Offer Letter by and between the Registrant and Eran Zur, dated as of August 10, 2008

10.5	†	Employment Offer Letter by and between the Registrant and Henri Linde, dated as of October 8, 2008

10.6	†	Revised Employment Offer Letter by and between the Registrant and Adam Spiegel, dated as of February 10, 2010

10.7	†	Employment Offer Letter by and between the Registrant and Mallun Yen, dated as of October 25, 2010

10.8	†	2008 Stock Plan, as amended

10.9	†	Form of Notice of Stock Option Grant (Early Exercise) and Stock Option Agreement under 2008 Stock Plan

10.10	†	Form of Notice of Stock Option Grant and Stock Option Agreement under 2008 Stock Plan

10.11	†	Form of Notice of Stock Option Exercise (Early Exercise)

10.12	†	Form of Notice of Stock Option Exercise

10.13	†	Series B Preferred Stock Purchase Agreement by and between the Registrant and the Investors (as defined therein) dated as of July 15, 2009

10.14		Reference is made to Exhibit 4.3

10.15	†	Amended and Restated Voting Agreement by and among the Registrant, John Amster, Geoffrey T. Barker, Eran Zur and the Investors (as defined therein), dated as of July 15, 2009

Ex. No.		Description

10.16	†	Amended and Restated First Refusal and Co-Sale Agreement by and among the Registrant, John Amster, Geoffrey T. Barker, Eran Zur and the Investors (as defined therein), dated as of July 15, 2009

10.17	†	Series C Preferred Stock Purchase Agreement by and between the Registrant and the Investors, as defined therein, dated as of November 12, 2010

10.18		Reference is made to Exhibit 4.4

10.19	†	Stock Repurchase Agreement by and between the Registrant and John Amster, dated as of November 12, 2010

10.20	†	Stock Repurchase Agreement by and between the Registrant and Geoffrey Barker, dated as of November 12, 2010

10.21	†	Stock Repurchase Agreement by and between the Registrant and Steve Waterhouse, dated as of November 12, 2010

10.22	†	Stock Repurchase Agreement by and between the Registrant and Eran Zur, dated as of November 12, 2010

10.23	†	Sublease by and between Registrant and Sedgwick, Detert, Moran & Arnold LLP, dated as of September 29, 2009

10.24	†	Office Lease Agreement between Registrant and PPF Paramount One Market Plaza Owner, L.P., dated as of July 28, 2010

10.25		2011 Equity Incentive Plan

10.26		Director Offer Letter by and between the Registrant and Shelby Bonnie, dated as of January 29, 2011

10.27		Compensation Program for Non-Employee Directors

21.1	†	List of subsidiaries of the Registrant

23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1)

24.1	†	Power of Attorney (contained in the signature page to this registration statement)

*	To be filed by amendment.
†	Previously filed.